   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 19, 2000


                                                      REGISTRATION NO. 333-42360
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 2 TO


                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              MCE COMPANIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             MICHIGAN                             3679                            38-3260790
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                                 310 DINO DRIVE
                           ANN ARBOR, MICHIGAN 48103
                                 (734) 426-1230
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                JOHN L. SMUCKER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 310 DINO DRIVE
                           ANN ARBOR, MICHIGAN 48103
                                 (734) 426-1230
          (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                J. MICHAEL BERNARD, ESQ.                                  JOHN A. BURGESS, ESQ.
                  DYKEMA GOSSETT PLLC                                     STUART R. NAYMAN, ESQ.
                 400 RENAISSANCE CENTER                                     HALE AND DORR LLP
              DETROIT, MICHIGAN 48243-1668                                 405 LEXINGTON AVENUE
                     (313) 568-6800                                      NEW YORK, NEW YORK 10174
                                                                              (212) 937-7200

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), please check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                        PROPOSED
                                                                         MAXIMUM          PROPOSED
                                                                        OFFERING           MAXIMUM          AMOUNT OF
         TITLE OF EACH CLASS OF                   AMOUNT TO             PRICE PER         AGGREGATE       REGISTRATION
       SECURITIES TO BE REGISTERED            BE REGISTERED(1)          SHARE(2)      OFFERING PRICE(2)      FEE(3)
-------------------------------------------------------------------------------------------------------------------------
Common Stock, without par value..........     10,093,780 shares          $15.00         $151,406,700           --
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------



(1) Includes 1,316,580 shares to cover underwriter over allotments.


(2) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.


(3) A registration fee of $36,960 was paid at the time of the initial filing of this registration statement and an additional $3,012 was paid at the time of the filing of Amendment No. 1 based on an estimate of the aggregate offering price.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


SUBJECT TO COMPLETION, DATED SEPTEMBER 19, 2000


[MCE COMPANIES, INC. LOGO]

--------------------------------------------------------------------------------

8,777,200 SHARES

COMMON STOCK
--------------------------------------------------------------------------------

This is the initial public offering of MCE Companies, Inc. We are offering 8,777,200 shares of our common stock. No public market currently exists for our shares. We anticipate that the initial public offering price will be between $13.00 and $15.00 per share. We have applied to list our common stock on the Nasdaq National Market under the symbol "MCEI".


INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                         UNDERWRITING     PROCEEDS
                                                             PRICE TO    DISCOUNTS AND     TO MCE
                                                              PUBLIC      COMMISSIONS     COMPANIES
Per Share                                                     $             $              $
Total                                                         $             $              $

We have granted the underwriters the right to purchase up to 1,316,580 additional shares to cover over-allotments.

DEUTSCHE BANC ALEX. BROWN
                            BANC OF AMERICA SECURITIES LLC
                                                 CIBC WORLD MARKETS

THE DATE OF THIS PROSPECTUS IS             , 2000.

                           MCE COMPANIES, INC. (LOGO)


                   Diodes &                           Ferrite Isolators, Circulators,
               Chip Capacitors                                  & Amplifiers
                  (Picture)                                      (Picture)
              Vector Modulators,                               Film Products;
            PIN Diode Attenuators                                Resistors
                  & Switches                                     (Picture)
                  (Picture)
               RF, Microwave &                                   Integrated
               Millimeter Wave                                 RF Subsystems
                  Subsystems                                     (Picture)
                  (Picture)
             Coaxial Attenuators,                               Programmable
            Terminations, Adapters                               Components
                 & DC Blocks                                    & Subsystems
                  (Picture)                                      (Picture)

The products shown above are representative of the devices, components and subsystems which are designed, manufactured and sold by MCE Companies. These products are described in "Products" beginning on page 44.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus before making an investment decision.

                                  OUR BUSINESS

     We design, manufacture and market a broad range of devices, components and subsystems that are used throughout wireless and broadband infrastructure equipment and related test equipment applications. We sell products that operate over the full range of frequencies commonly used in wireless communications transmission, including radio frequencies, microwave frequencies and millimeter wave frequencies. We refer to this range of frequencies as RF. Our customers use our products to control, condition and enhance RF signals for use in their wireless and broadband infrastructure equipment.

     Worldwide demand for voice, data and video services has required communications service providers to offer their customers greater connectivity, mobility and bandwidth. The rapid growth in the wireless communications industry has led to substantial investments in infrastructure equipment to support the build-out of communications networks. We sell our products to the original equipment manufacturers, or OEMs, of these networks and related test equipment OEMs, as well as to RF subsystems manufacturers. We also focus our sales efforts on OEMs using RF products in emerging communications infrastructure applications such as broadband access and fiber optic networking.

     We believe that the following factors place us in a strong competitive position within the growing market for wireless communications infrastructure equipment:

     - our broad product offering and benefits of scale in a highly fragmented industry;

     - our strong design and manufacturing capabilities, particularly at high frequencies and high power levels;

     - our expertise in the integration of devices and components into subsystems; and

     - our ability to rapidly and cost-effectively respond to the design and production requirements of our globally oriented OEM customers.


     We are a technology based, market driven organization, and we place significant value on developing our customer relationships and responding to our customers' needs. Our largest customers for the six months ended June 30, 2000 were Agilent Technologies, Flextronics International, Forem / Allen Telecom, LM Ericsson, Lucent Technologies and Motorola.


     We market our products worldwide through a direct sales force of approximately 45 personnel based at our five operating units and at the parent company. Our sales force works closely with a global network of over 90 independent sales representative firms to better cover and respond to our customers. Our direct sales force routinely integrates engineering and product line support from our operating units to address specific customer requirements and provide custom-engineered design solutions. We also employ a select number of independent distributors to market our higher volume products.

     We seek to become the leading independent supplier of RF devices, components and subsystems to OEM customers serving the wireless communications, broadband access and fiber optic networking infrastructure markets. We intend to achieve this objective by implementing the following key elements of our strategy:

     - expanding our technological expertise in and continuing our focus on RF devices, components and subsystems for wireless communications;

     - developing and enhancing customer relationships, particularly with major wireless infrastructure OEMs;

     - focusing on growth opportunities in emerging communications technologies and markets;

     - growing through strategic acquisitions; and

     - expanding our international presence.


     Since our acquisition of Inmet Corporation in June 1994, we have completed the following four strategic acquisitions:



     - Weinschel Corporation which we acquired on November 30, 1995



     - KDI/Triangle Corporation which we acquired on July 23, 1996



     - Metelics Corporation which we acquired on March 16, 1998



     - DML Microwave Limited which we acquired on July 30, 1999


     Through these acquisitions, we have assembled a company with a strong heritage in the RF industry that dates back to the industry's formative years. KDI and Weinschel were established in the 1950s and DML, Inmet and Metelics were established in the 1970s. Our heritage contributes to our strong reputation and the brand recognition of our operating units. We believe that our heritage, combined with our technical expertise, breadth of products and benefits of scale, positions MCE favorably in the fragmented RF devices, components and subsystems industry.
                           -------------------------

     We were incorporated in the State of Michigan in October 1995 to be the parent of Inmet and other acquired businesses. Our principal executive office are located at 310 Dino Drive, Ann Arbor, Michigan 48103. Our telephone number is (734) 426-1230. Our web site is located at www.mcecompanies.com. The information contained on our web site does not constitute a part of this prospectus.

                                  THE OFFERING


Common stock offered by MCE Companies.....  8,777,200 shares
Common stock to be outstanding after the
  offering................................  29,877,680 shares
Use of proceeds...........................  To repay indebtedness, redeem preferred stock, redeem warrants to purchase 3,777,200 shares of common stock
                                            and for working capital and other general corporate
                                            purposes, including acquisitions. See "Use of Proceeds"
                                            for more detailed information.
Proposed Nasdaq National Market symbol....  MCEI



     The number of shares of common stock to be outstanding upon completion of this offering is based on the number of shares outstanding as of August 31, 2000, but excludes:


     - 1,104,700 shares of common stock issuable upon the exercise of an outstanding stock option granted pursuant to our 1996 stock option plan at an exercise price of approximately $0.65 per share;

     - 3,650,000 shares of common stock issuable upon exercise of outstanding stock options granted pursuant to our 2000 stock incentive plan at an exercise price equal to the initial public offering price; and

     - 2,950,000 shares of common stock reserved for future option grants and restricted stock awards under our 2000 stock incentive plan.


     As of August 31, 2000, 4,000 shares of redeemable preferred stock and warrants to purchase 3,777,200 shares of common stock with an exercise price of $0.0001 per share remained outstanding. We will use a portion of the proceeds of this offering to redeem all of these shares of redeemable preferred stock and all of these warrants.

                         ------------------------------

     DML is a registered trademark of DML, INMET is a registered trademark of Inmet Corporation, METELICS MC and design are registered trademarks of Metelics Corporation, WEINSCHEL is a registered trademark of Weinschel Corporation, KDI and KDI/TRIANGLE are trademarks of KDI/Triangle Corporation, SMARTSTEP is a trademark of Weinschel and the MCE logo and MCE are trademarks of MCE Companies, Inc. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

                            ------------------------


     Unless otherwise indicated, all information in this prospectus assumes:



     - that the underwriters have not exercised their option to purchase 1,316,580 additional shares;



     - the filing of restated articles of incorporation, increasing our authorized common stock to 100,000,000 shares and increasing our authorized undesignated preferred stock to 10,000,000 shares, effective immediately prior to the date of this prospectus; and



     - the 99-for-one stock dividend of the common stock, pursuant to which 99 shares of common stock are distributed for each share of common stock outstanding, effective prior to the consummation of this offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                                                          SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                       JUNE 30,
                                  ---------------------------------------------------   ---------------------
   CONSOLIDATED STATEMENT OF       1995       1996       1997       1998       1999      1999        2000
        OPERATIONS DATA:          -------   --------   --------   --------   --------   -------   -----------
                                                                                             (UNAUDITED)
Net sales.......................  $ 5,282   $ 35,332   $ 65,418   $ 61,764   $ 64,647   $29,579     $46,141
Gross profit....................    2,874     13,060     26,197     25,224     23,790    12,850      19,525
Write-off of acquired in-process
  research and development......       --         --         --      6,000         --        --          --
Income (loss) from operations...    1,017      3,423      9,896     (1,171)       728     2,146       5,432
Redeemable warrant expense......       --         --      6,242         --        250       126       1,912
Net income (loss)...............      373      1,195       (955)    (4,457)    (1,891)      271        (130)
Net income (loss) available to
  common shareholders...........      373        960     (1,500)    (5,020)    (2,474)      (18)       (429)

Income (loss) per common share:
  Basic.........................  $  0.03   $   0.05   $  (0.08)  $  (0.24)  $  (0.12)  $ (0.00)    $ (0.02)
  Diluted.......................  $  0.03   $   0.05   $  (0.08)  $  (0.24)  $  (0.12)  $ (0.00)    $ (0.02)

Shares used in per share
  calculations:
  Basic.........................   12,446     18,950     19,301     20,644     20,946    20,922      21,032
  Diluted.......................   12,446     20,581     19,301     20,644     20,946    20,922      21,032


                                                                                         AS OF JUNE 30, 2000
                                                  AS OF DECEMBER 31,                    ---------------------
                                  ---------------------------------------------------                 AS
   CONSOLIDATED BALANCE SHEET      1995       1996       1997       1998       1999     ACTUAL    ADJUSTED(1)
             DATA:                -------   --------   --------   --------   --------   -------   -----------
                                                                                             (UNAUDITED)
Cash and cash equivalents.......  $   580   $    911   $    149   $    129   $    177   $   192    $ 24,676
Working capital(2)..............    3,562     10,883      6,464      8,095     10,772    10,241      34,725
Total assets....................   13,843     36,782     34,438     59,460     69,981    78,798     107,264
Long term debt(3)...............    8,651     17,522      5,817     28,304     36,663    36,601       2,716
Warrants and preferred stock....       --      4,242     10,709     10,952     13,435    15,486          --
Total shareholders' equity......    3,215      4,883      3,416      3,319      1,114       754      78,592


                                                                                          SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                       JUNE 30,
                                  ---------------------------------------------------   ---------------------
                                   1995       1996       1997       1998       1999      1999        2000
          OTHER DATA:             -------   --------   --------   --------   --------   -------   -----------
                                                                                             (UNAUDITED)
Cash flows from operating
  activities....................  $   639   $    634   $ 10,869   $  1,323   $  1,221   $ 1,128     $ 1,191
Cash flows from investing
  activities....................   (6,413)   (11,579)       341    (23,460)   (11,202)   (1,365)     (1,158)
Cash flows from financing
  activities....................    6,174     11,277    (11,972)    22,117     10,029       283         (10)
Adjusted EBITDA(4)..............    1,584      5,132     12,444      8,145      7,970     4,286       8,077

------------

(1) The as adjusted balance sheet data as of June 30, 2000 gives effect to:



   - the issuance and sale of the 8,777,200 shares of common stock offered by us at an assumed initial public offering price of $14.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses;



   - the repayment of all of our debt, excluding a $2.7 million note;



   - the redemption of our redeemable preferred stock;



   - the redemption of our redeemable warrants at fair value and the charge of $8.2 million to the accumulated deficit for the increase in the fair value of the redeemable warrants;



   - the decrease in paid-in capital of 29.2 million resulting from the redemption of our convertible warrants at fair value;



   - the net increase in shareholders' equity of $4.2 million related to the tax benefit of the $14.7 million charge resulting from the option outstanding under the 1996 stock option plan becoming exercisable in connection with the closing of this offering; and



   - the decrease to shareholders' equity for the loss on extinguishment of debt of $2.0 million and the accretion of the redeemable preferred stock of $288,000.


(2) The calculation of working capital as of December 31, 1996 includes the reclassification of our revolving line of credit, in the amount of $7.2 million, from a current liability to long term debt for purposes of consistency with the other periods presented.

(3) Long term debt includes the current portion thereon and also includes borrowings outstanding under our revolving line of credit.

(4) In addition to income from operations, net income and cash flows, we use Adjusted EBITDA to evaluate our operating performance. Adjusted EBITDA is calculated as follows:

                                                                                                            SIX MONTHS
                                                                                                              ENDED
                                                                 YEAR ENDED DECEMBER 31,                     JUNE 30,
                                                    -------------------------------------------------    ----------------
                                                     1995      1996      1997       1998       1999       1999      2000
                                                    ------    ------    -------    -------    -------    ------    ------
    Net income (loss)...........................    $  373    $1,195    $  (955)   $(4,457)   $(1,891)   $  271    $ (130)
    Interest expense and other..................       451     1,458      1,440      2,025      3,203     1,249     2,343
    Income tax expense (benefit)................       193       770      3,435        823       (834)      500     1,307
    Depreciation................................       124       996      1,399      1,688      2,017       944     1,215
    Amortization................................       443       713        883      2,066      2,530     1,196     1,430
    Redeemable warrant expense..................        --        --      6,242         --        250       126     1,912
    Restructuring and impairment charges and
      inventory write-off.......................        --        --         --         --      2,695        --        --
    Write-off of acquired in-process research
      and development...........................        --        --         --      6,000         --        --        --
                                                    ------    ------    -------    -------    -------    ------    ------
    Adjusted EBITDA.............................    $1,584    $5,132    $12,444    $ 8,145    $ 7,970    $4,286    $8,077
                                                    ======    ======    =======    =======    =======    ======    ======


   This measure is calculated differently by other companies and, therefore, it may not be comparable to other similarly titled measures presented by other companies. We have presented Adjusted EBITDA because we use it to evaluate our operating performance and because investors commonly use it to analyze a company's operating performance. You should not consider Adjusted EBITDA to be a substitute for income from operations, net income, cash flows or other measures of financial performance prepared in accordance with generally accepted accounting principles.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks and uncertainties and the other information in this prospectus before deciding whether to invest in shares of our common stock. Any of the following risks could cause the trading price of our common stock to decline.

                         RISKS RELATED TO OUR BUSINESS

WE DEPEND ON TWO CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR SALES, THE LOSS OF EITHER OF WHICH COULD HARM OUR FINANCIAL CONDITION AND LIMIT OUR ABILITY TO SUSTAIN AND GROW OUR REVENUES.


     Sales to Lucent and Ericsson account for a significant portion of our revenues. Direct sales to Lucent represented 14.6% of our net sales in 1999 and 15.8% of our net sales in the six months ended June 30, 2000. Direct sales to Ericsson represented 7.1% of our net sales in 1999 and 9.0% of our net sales in the six months ended June 30, 2000. We expect that our sales to Lucent and Ericsson will continue to account for a significant portion of our revenues for the foreseeable future. Our current arrangements with Lucent and Ericsson do not require them to purchase our products in the future. We experienced a reduction in, and a delay of, orders from Lucent in 1998 and in 1999. Our sales to Lucent in 1997 were extraordinarily high due to non-recurring sales of retrofit subsystems. In addition, the reduction in, and delay of, orders from Lucent in 1998 and 1999 was primarily the result of a general decline in industry activity, due in part to the Asian financial downturn. As a result, in 1998, sales to Lucent were $9.4 million less than in 1997 and, in 1999, sales to Lucent were $2.7 million less than in 1998. However, the industry is currently experiencing significant growth. Direct sales to Lucent represented $9.4 million of our net sales in 1999 and $7.3 million of our net sales in the six months ended June 30, 2000. We believe our sales to Lucent will continue to track industry trends. If we were to lose Lucent or Ericsson as a customer or if orders by Lucent or Ericsson were to be delayed, reduced or canceled, our financial condition and operating results would be adversely affected.


WE DEPEND ON COMMERCIAL OEMS OF WIRELESS COMMUNICATIONS INFRASTRUCTURE EQUIPMENT TO OUTSOURCE PRODUCTION OF DEVICES, COMPONENTS AND SUBSYSTEMS AND OUR RESULTS OF OPERATIONS COULD BE NEGATIVELY AFFECTED IF THEY SHIFT PRODUCTION IN-HOUSE.


     Currently, OEMs of wireless infrastructure communications equipment obtain their RF devices, components and subsystems by either developing them internally or by buying products from third-party vendors. We have historically generated significant revenues through sales of products to these OEMs. If these OEMs increase their internal production of RF devices, components and subsystems or manufacture these products exclusively in-house rather than purchasing these products from third parties, our revenues would decrease and our financial condition would be harmed.


IF WE FAIL TO INTRODUCE NEW PRODUCTS IN A TIMELY AND COST-EFFECTIVE MANNER OR IF OUR EXISTING PRODUCTS BECOME OBSOLETE, OUR ABILITY TO SUSTAIN AND INCREASE OUR REVENUES COULD SUFFER.

     The markets for our products are characterized by frequent new product introductions, rapid changes in engineering and application of RF technologies, evolving industry standards and constant changes in customer requirements and preferences. If technologies supported by our products become obsolete or fail to gain widespread commercial acceptance, our business and financial condition could be harmed. Our success in penetrating commercial markets will also depend on our ability to successfully introduce new products. If we are unable to design, manufacture and market new products for existing or emerging markets successfully, our ability to sustain and increase revenues will be impaired. Our future success will depend in part on our ability to:

     - enhance the functionality and price competitiveness of our existing products in a timely and cost-effective manner;

     - identify, develop and achieve market acceptance of new products that address new technologies and meet customer needs in wireless communications markets; and

     - continue to apply our expertise and technologies to existing and emerging commercial wireless and communications markets.

DECLINING AVERAGE SELLING PRICES FOR OUR PRODUCTS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Many of our customers are under continuous pressure to reduce costs. As a result, we expect to continue to experience downward pricing pressure on our products. Our customers frequently negotiate supply arrangements well in advance of delivery dates, requiring us to commit to price reductions before we can determine whether corresponding cost reductions can be achieved. To offset declining average sales prices, we must achieve manufacturing cost reductions and, with respect to selected products, obtain orders for higher volume. If we are unable to offset declining average selling prices, our gross margins will decline. This decline could have a material adverse effect on our results of operations.

OUR BUSINESS STRATEGY IS DEPENDENT ON THE SUCCESSFUL ACQUISITION AND INTEGRATION OF NEW BUSINESSES AND TECHNOLOGIES. IF WE DO NOT SUCCESSFULLY ACQUIRE AND INTEGRATE NEW BUSINESSES AND TECHNOLOGIES, OUR REVENUE GROWTH MAY SLOW AND OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED.

     In the past, we have grown primarily by acquiring complementary companies, businesses, technologies, products and services. We evaluate potential acquisition opportunities from time to time, including those that could be material in size and scope. As part of our business strategy, we intend to continue to broaden and deepen our product lines and our design, engineering, manufacturing and distribution capabilities through strategic acquisitions. Over the past six years we have acquired five companies. These and any future acquisitions we make will be accompanied by the risks commonly encountered in acquisitions and integrations of companies which include, among other things:

     - potential exposure to unknown liabilities of acquired companies;

     - potentially adverse short term effects on our operating results;

     - loss of productivity due to the diversion of our management's attention;

     - dependence on hiring key personnel for the continued success of acquired businesses;

     - the continued availability of attractive acquisition opportunities, as well as the potential that competitors may bid up to higher levels the prices for attractive acquisition candidates;

     - the difficulty and expense of assimilating the operations and personnel of the companies, especially if the acquired operations are geographically distant; and

     - new acquisitions may not meet sales targets or be profitable.

     Any of these factors could adversely affect our business. The failure to successfully acquire and integrate new businesses or technologies would slow our anticipated growth.

     Additionally, the failure to successfully integrate a new business or technology once acquired could result in higher operating costs than anticipated, negatively impacting our business and operating results.

     We currently have no arrangements or agreements for any strategic acquisition.

THE AMORTIZATION OF GOODWILL OR OTHER INTANGIBLE ASSETS RESULTING FROM ACQUISITIONS COULD MATERIALLY IMPAIR OUR OPERATING RESULTS.


     The accounting treatment for any acquisition may result in significant goodwill or the incurrence of significant in-process research and development charges relative to the acquisition. We may have difficulty determining the appropriate amortization period for acquired goodwill. Additionally, we may be unable to realize the full value of our existing goodwill or additional goodwill acquired in an acquisition. If the amount of goodwill and in-process research and development charges in connection with any acquisition are substantial, the application of purchase accounting could materially adversely affect our operating results throughout the amortization period. For example, in the first quarter of 1998, we recorded a $6.0 million charge associated with the estimated fair value of purchased in-process research and development costs acquired in the Metelics acquisition.


WE MAY FINANCE FUTURE ACQUISITIONS BY THE INCURRENCE OF INDEBTEDNESS WHICH MAY AFFECT OUR RESULTS OF OPERATIONS OR THE ISSUANCE OF EQUITY SECURITIES WHICH MAY BE DILUTIVE TO EXISTING SHAREHOLDERS.

     We may incur indebtedness or issue equity securities to pay for any future acquisitions. The incurrence of indebtedness could affect our results of operations. The issuance of equity securities could be dilutive to our existing shareholders.

THE TIMING, CANCELLATION OR RESCHEDULING OF CUSTOMER ORDERS AND SHIPMENTS, AND OF OUR ABILITY TO FILL SUCH ORDERS AND MAKE SHIPMENTS, MAY CAUSE FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS, CAUSING OUR STOCK PRICE TO DECLINE.

     Our net sales and operating results have varied substantially from quarter to quarter. Our quarterly operating results are likely to vary significantly in the future based upon a number of factors related to our industry and the markets for our products. The primary factors contributing to the variance of our quarterly operating results include:

     - the timing, cancellation or rescheduling of customer orders and shipments;

     - our ability to obtain raw materials, components and subassemblies from contract manufacturers and suppliers on a timely basis; and

     - cancellation or delays in customer orders in anticipation of the introduction into the marketplace of a new technology.

     We have little or no control over many of these factors. Our performance in any one fiscal quarter is not necessarily indicative of any fiscal trends or future performance. In addition, our failure to meet or exceed the expectations of securities analysts or investors due to the variance of our quarterly operating results could cause our stock price to decline.

OUR RELIANCE ON SUPPLIERS AND CONTRACT MANUFACTURERS TO DELIVER PRODUCTS MAY CAUSE A SIGNIFICANT DELAY IN OUR ABILITY TO FILL ORDERS WHICH COULD SIGNIFICANTLY HARM OUR BUSINESS AND OPERATING RESULTS.

     We rely on contract manufacturers and suppliers for selected raw materials, devices and components used in the production of our products. We generally contract with these third parties by purchase order on an as needed basis and we do not have long term contracts with any of them. Although we generally use standard parts and components for our products, several of our components, such as electro-mechanical relays, selected diodes and capacitors, are currently available only from a limited number of suppliers. If we are unable to obtain sufficient allocations of these components, our production and shipment of related products will be delayed, we may lose customers and our operating results will be affected.

     Third party assemblers and manufacturers may stop manufacturing our products at any time. Our third-party assemblers and manufacturers may not be able to achieve and maintain acceptable production yields in the future. To the extent our third-party assemblers or manufacturers suffer failures or defects, we could experience lost revenues, increased costs, and delays in, cancellations or rescheduling of orders or shipments. The loss of one or more of our third-party assemblers or manufacturers or any delay or reduction in supply of one or more of our products will impact our ability to fulfill customer orders and could damage our relationships with our customers, either of which would significantly harm our business and operating results.

OUR BACKLOG MAY NOT RESULT IN FUTURE SALES WHICH COULD CAUSE A REDUCTION IN OUR EXPECTED REVENUE GROWTH.

     Our backlog primarily represents accepted product purchase orders for our devices, components and subsystems, with the exception of certain annual purchase orders placed by a major OEM customer at our facility in Whippany, New Jersey. We only include these annual purchase orders in backlog to the extent we believe that the products will be delivered within ten weeks. Our backlog is not necessarily indicative of our future sales. In addition, our customers may cancel or defer orders without significant penalty. Cancellations of pending purchase orders or termination or reduction of in-process purchase orders could materially harm our operating results. We do not believe that our backlog as of any particular date is representative of actual sales for any succeeding period, and we do not know whether our current order backlog will necessarily lead to sales in any future period.

OUR ACCEPTANCE OF BLANKET PURCHASE ORDERS MAY INCREASE RISKS OF COST OVERRUNS AND HARM OUR OPERATING RESULTS.

     A significant portion of our business consists of filling blanket purchase orders which provide for a predetermined fixed price for the products we make for periods of up to one year. In accepting these blanket purchase orders, we typically make pricing commitments to our customers based upon our expectation of our costs in designing, manufacturing and delivering the products ordered. Manufacture of our products is a complex process. We face risks of cost overruns or order cancellations if we fail to achieve forecasted product design and manufacturing efficiencies or if products cost more to produce or deliver than expected. Manufacturing expenses can rise due to increased costs of raw materials, components, labor or other factors. We may have cost overruns in the future which could harm our results of operations.

SIGNIFICANT CHARGES AGAINST EARNINGS HAVE IN THE PAST REDUCED AND MAY IN THE FUTURE REDUCE OUR REPORTED EARNINGS.

     We have incurred in the past and may incur in the future significant non-recurring charges relating to our business. Assuming an initial public offering price of $14.00 per share, we will incur the following two separate one-time, non-cash charges in the quarter in which this offering is consummated:


     - The first charge arises as a result of our issuance in 1996 of warrants to purchase shares of our common stock which granted the warrantholders the right to demand repurchase of the warrants. As a result of changes in the fair value of these warrants, we will incur approximately $8.2 million of non-tax deductible, non-cash redeemable warrant expense.



     - The second charge arises as a result of our issuance in 1996 of an incentive stock option. We will incur approximately $14.7 million of non-cash compensation expense ($10.5 million on an after-tax basis) associated with this incentive stock option.


     We may in the future incur charges against earnings similar to those described above.

WE SELL A SIGNIFICANT PORTION OF OUR PRODUCTS TO INTERNATIONAL CUSTOMERS AND RELY HEAVILY ON INTERNATIONAL SUPPLIERS AND MANUFACTURERS, WHICH EXPOSES US TO RISKS THAT MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     A significant portion of our direct sales and sales through our distributors were to international purchasers. Approximately 29.7% of our 1999 net sales and approximately 31.5% of our net sales in the six months ended June 2000 were to customers located outside of the United States. If demand for our products in international markets decreases, it could have a materially adverse effect on our results of operations. In addition, our business strategy contemplates focusing our sales activity outside of the United States where we believe significant market opportunities exist. Consequently, we expect that our international sales will continue to expand and account for a significant percentage of our net sales for the foreseeable future. In addition, we use international third party assemblers and manufacturers for selected products.

     Due to our sales to international purchasers and our reliance on international third party assemblers and manufacturers, we are subject to the risks of conducting business outside the United States. As a result, we are subject to a variety of risks, including:

     - a greater difficulty of administering business globally;

     - compliance with multiple and potentially conflicting regulatory requirements such as export requirements, tariffs and other barriers;

     - differences in intellectual property protections;

     - longer accounts receivable cycles; and

     - export control restrictions.

WE MAY ENCOUNTER DIFFICULTIES IN MANAGING OUR GROWTH WHICH COULD ADVERSELY AFFECT OUR BUSINESS AND HARM OUR RESULTS OF OPERATIONS.

     We are experiencing a period of rapid growth in the size and complexity of our business and in the expansion of our product lines and customer base, which has placed, and is expected to continue to place, significant demands on our management and other resources. To the extent we are successful in implementing our acquisition strategy, our resulting growth will place further demands on management and on our internal controls. To accommodate this growth, we must implement a variety of new and upgraded operational and financial systems, and we must motivate and effectively manage our employees. Our current systems, procedures and controls may not be adequate to support our operations. In addition, our Vice President-Operations and Chief Operating Officer, Stephen W. Shpock -- who is responsible for managing, among other things, our product and process planning and development, our strategic direction for manufacturing, research and engineering and our technical and operational capabilities -- only recently joined us in June 2000. If we fail to improve our operational, financial and management information systems, or fail to effectively motivate or manage our new and future employees, our business could be harmed.

IF WE LOSE OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL, WE MAY BE UNABLE TO PURSUE BUSINESS OPPORTUNITIES OR DEVELOP OUR PRODUCTS.


     We believe that our future success will depend in large part upon our continued ability to recruit, hire, retain and motivate highly skilled technical, marketing and managerial personnel, who are in great demand. The continued growth and success of our business is particularly dependent upon the continued services of our senior management, including John L. Smucker, our President, Stephen W. Shpock, our Vice President-Operations and Chief Operating Officer, Jon E. Carlson, our Vice President-Finance and Chief Financial Officer, and Kevin P. Kearns, Francis S. Kwan, Michael D. Snyder, Timothy E. Solomon and Robert L. Stephens, all of whom are presidents or directors of our subsidiaries. The loss of the services of one or more of these key individuals could adversely effect our business, financial condition and results of operations. Except for Messrs. Smucker, Kearns and Kwan, with whom we have written employment agreements which contain limited noncompetition provisions, and except for Messrs. Shpock and Carlson, with whom we have written agreements which contain limited noncompetition provisions, we do not have written employment or non-competition agreements with our senior management.


OUR LIMITED ABILITY TO PROTECT OUR PROPRIETARY INFORMATION AND TECHNOLOGY ALONG WITH THE POSSIBILITY OUR PRODUCTS COULD INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS MAY ADVERSELY AFFECT OUR ABILITY TO COMPETE.

     Our future success and ability to compete is dependent in part upon our proprietary information and technology. Although we hold several patents, we rely on a combination of trade secrets, copyright and trademark laws and employee and third-party nondisclosure agreements to establish and protect our proprietary technology. We generally enter into confidentiality and/or license agreements with our key employees and strategic partners, as well as with other selected customers and potential customers, and limit access to and distribution of our proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. The laws of some countries do not protect our proprietary rights to the same extent as do the laws of the United States.

     In addition, although we attempt to avoid infringing known proprietary rights of third parties, we may be subject to legal proceedings and claims for alleged infringement by us or our licensees of third-party proprietary rights, such as patents, trade secrets, trademarks or copyrights, from time to time in the ordinary course of business. As a result of these claims, we may be required to stop our use of infringing processes, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to the infringing technology or pay significant monetary damages.

                         RISKS RELATED TO OUR INDUSTRY

OUR GROWTH DEPENDS ON THE GROWTH OF THE INFRASTRUCTURE FOR WIRELESS COMMUNICATIONS AND BROADBAND CONNECTIVITY. IF THIS MARKET DOES NOT CONTINUE TO GROW, OR GROWS AT A SLOW RATE, DEMAND FOR OUR PRODUCTS WILL DIMINISH.

     Our success depends on the continued growth of the communications industry in general and the market for wireless infrastructure and broadband connectivity components in particular. The market for these infrastructure products may not continue to grow at historical rates, if at all. Even if the demand for infrastructure grows, we will need to complete new product designs that meet the needs of our customers at a rate consistent with the growth of the market. Our product and process development efforts may not be successful and we may suffer a material adverse effect to our business.

THE ADOPTION OF, AND THE TIMING OF THE ADOPTION OF, INDUSTRY STANDARDS MAY NEGATIVELY IMPACT WIDESPREAD MARKET ACCEPTANCE OF OUR PRODUCTS.

     The increasing demand for wireless communications and broadband connectivity has exerted pressure on standards bodies worldwide to adopt new standards for these products, generally following extensive investigation of, and deliberation over, competing technologies. The failure of new standards to be approved, as well as the delays inherent in the standards approval process, may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers. The failure to adopt new standards, as well as potential delays in the adoption of new standards, may in the future have a material adverse effect on the sale of products by us and on our business.

INTENSE COMPETITION IN OUR INDUSTRY COULD PREVENT US FROM INCREASING REVENUES AND SUSTAINING PROFITABILITY.

     The markets for our products are extremely competitive and are subject to rapid change. We believe that the principal competitive factors affecting the markets for our products include technical performance, quality, quick response, technology and price. Price competition is intense and downward pressure on pricing generally occurs over the life of a product. We believe that we compete favorably in our markets. However, our competitors may develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features. We believe that to remain competitive in the future we will need to continue to invest significant financial resources in research and development and to continue to demonstrate our ability to provide custom solutions through the design and manufacture of cost-effective and quality devices, components and subsystems. We compete primarily with other suppliers of high-performance RF communications products used in wireless communications infrastructure equipment. We also compete with communications equipment manufacturers who manufacture RF components internally.

     We expect increased competition from existing competitors, from a number of companies that may enter the RF products market, and from companies that may offer new or emerging technologies in the future. In addition, many of our current and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than we have. As a result, our current and potential customers may decide not to buy from us due to their concerns about our size, financial stability, name recognition or market acceptance for our products and technologies. Our failure to successfully compete in our markets would have a material adverse effect on our business.

CHANGES IN, OR THE FAILURE BY US TO MANUFACTURE PRODUCTS IN COMPLIANCE WITH, APPLICABLE DOMESTIC AND INTERNATIONAL REGULATIONS COULD HARM OUR BUSINESS.

     Our products are incorporated into wireless communications systems that are subject to regulation domestically by the Federal Communications Commission and outside the United States by other government agencies. Although the equipment operators are responsible for compliance with such regulations, regulatory changes, including changes in the allocation of available frequency spectra, could harm our operations by restricting development efforts by our customers, rendering current products obsolete or increasing the opportunity for additional competition. Changes in, or the failure by us to manufacture products in compliance with, applicable domestic and international regulations could harm our business.

IF ELECTROMAGNETIC WAVES CARRIED THROUGH WIRELESS COMMUNICATIONS EQUIPMENT OR THE USE OF BERYLLIUM OXIDE SUBSTRATES IN COMMUNICATIONS EQUIPMENT IS DETERMINED OR PERCEIVED TO CREATE A SIGNIFICANT HEALTH RISK, THE MARKET FOR THESE PRODUCTS WOULD BE HARMED.

     News reports have asserted that power levels associated with hand held cellular telephones and wireless infrastructure equipment may pose certain health risks. In addition, we currently design and manufacture several products which use Beryllium Oxide substrates for resistive materials. Beryllium Oxide is a known health hazard and carcinogen in the event of significant exposure or in the event it enters or is otherwise absorbed into the human body in sufficient quantities. The potential for health risks arising from the use of products containing Beryllium Oxide substrates has been of particular concern to several environmental interest groups in Europe.

     If it were determined or perceived that electromagnetic waves carried through wireless communications equipment create a significant health risk or that the use of Beryllium Oxide substrates in communications equipment creates a significant health risk, the market for these products would be materially adversely affected, which would have a material adverse effect on our business. Moreover, if wireless communications systems or other systems or devices that rely on or incorporate our products are determined or alleged to create a significant health risk, we could be named as a defendant and held liable in product liability lawsuits commenced by individuals alleging that our products harmed them, which could have a materially adverse effect on our financial condition and results of operations.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY BE EXTREMELY VOLATILE.

     Our common stock has never been sold in a public market and an active trading market for our common stock may not develop or be sustained upon the completion of this offering. We are negotiating the initial public offering price of the common stock with the underwriters. However, the initial public offering price may not be indicative of the prices that will prevail in the public market after the offering, and the market price of the common stock could fall below the initial public offering price. Investors should read the "Underwriting" section for a discussion of the factors considered in determining the initial public offering price.

     After completion of this offering, the market price of our common stock could fluctuate widely in response to the various factors, including, but not limited to, the following:

     - actual or anticipated variations in operating results;

     - announcements of technological innovations, new products or new services by us, our competitors or our customers;

     - changes in financial estimates or recommendations by stock market analysts regarding us, our competitors, our industry or our customers;

     - announcements by us, our competitors or our customers of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel; and

     - future equity or debt offerings or our announcements of these offerings.

     In addition, in recent years, the stock market in general, and the Nasdaq National Market and the securities of technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

MANAGEMENT HAS BROAD DISCRETION IN HOW IT INVESTS OR SPENDS THE PROCEEDS OF THIS OFFERING AND WE MAY INVEST OR SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH INVESTORS MAY NOT AGREE AND IN WAYS THAT MAY NOT YIELD FAVORABLE RETURNS.

     We will retain broad discretion over the use of proceeds from this offering. Shareholders may not deem the actual uses desirable and our use of the proceeds may not yield a significant return or any return at all. We intend to use the proceeds from this offering to repay indebtedness, redeem preferred stock and for working capital and other general corporate purposes, including potential acquisitions. Our actual uses of the proceeds of this offering may vary substantially from our currently planned uses.

SOME OF OUR EXISTING SHAREHOLDERS CAN EXERT CONTROL OVER US AND THEY MAY NOT MAKE DECISIONS THAT REFLECT THE INTERESTS OF OUR OTHER SHAREHOLDERS.

     After this offering, our officers, directors and principal shareholders will together control approximately 51.5% of our outstanding common stock. As a result, these shareholders, if they act together, will be able to exert a significant degree of influence over our management and affairs and will control matters requiring shareholder approval, including the election of all of our directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control and might affect the market price of our common stock. In addition, the interests of these shareholders may not always coincide with the interests of our other shareholders.

OUR ARTICLES OF INCORPORATION AND BYLAWS AND MICHIGAN LAW CONTAIN PROVISIONS THAT MAY DELAY OR PREVENT A CHANGE OF CONTROL.

     Provisions of our articles of incorporation and bylaws and Michigan law may discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. In addition, our board of directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

FUTURE SALES OF OUR COMMON STOCK BY EXISTING SHAREHOLDERS MAY DEPRESS OUR STOCK PRICE.

     Once a trading market develops for our common stock, many of our shareholders will have an opportunity to sell their common stock for the first time. Sales of a substantial number of shares of common stock in the public market after this offering, or the threat that substantial sales might occur, could cause the market price of our common stock to decrease. These factors could also make it difficult for us to raise capital by selling additional equity securities.

WE DO NOT INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK.

     We currently intend to retain any future earnings for funding growth and, therefore, do not anticipate paying any dividends in the foreseeable future.

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

     We expect the initial public offering price per share to be substantially higher than the net tangible book value per share of our common stock. The net tangible book value of a share of common stock purchased at an assumed initial public offering price of $14.00 per share will be only $1.57. Additional dilution may be incurred if holders of options to purchase our common stock, whether currently outstanding or subsequently granted, exercise their options.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "expect," "anticipate," "intend," "plan," "believe," "estimate," "potential" or "continue," the negative of these terms or other comparable terminology. These statements involve a number of risks and uncertainties. Actual events or results may differ materially from any forward-looking statement as a result of various factors, including those we discuss in "Risk Factors" and elsewhere in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. Before investing in our common stock, you should be aware that the occurrence of the events described under "Risk Factors" and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                USE OF PROCEEDS


     We estimate that our net proceeds from the sale of 8,777,200 shares of common stock in this offering will be approximately $113.3 million, at an assumed initial public offering price of $14.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $130.4 million.



     The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock, and to facilitate our future access to the public capital markets.



     We anticipate using a portion of the net proceeds from this offering to repay and redeem our outstanding acquisition financing as follows:



     - To pay in full our senior secured indebtedness, due August 2004, which totaled $28.1 million as of June 30, 2000, with $5.1 million of this indebtedness due under our revolving line of credit bearing interest at 9.75% per year and with $23.0 million of this indebtedness due under our term loan bearing interest at 10.125% per year. As of June 30, 2000, Comerica Bank held $18.8 million of our senior secured indebtedness and National City Bank of Michigan/Illinois, an affiliate of National City Capital Corporation, held $9.3 million.



     - To pay in full our senior subordinated indebtedness, which totaled $7.5 million as of June 30, 2000, with $3.5 million of this indebtedness due July 2001 at a coupon interest rate of 12% per year and with $4.0 million of this indebtedness due July 2004 at a coupon interest rate of 8% per year. As of June 30, 2000, National City Capital Corporation held $4.4 million of our senior subordinated indebtedness, Great Lakes Capital Investments held $384,000, Hanifen Imhoff Mezzanine Fund held $1.3 million and Rocky Mountain Mezzanine Fund held $1.4 million.



     - To redeem in full our 4,000 shares of redeemable preferred stock, the redemption price of which totaled $4.0 million as of June 30, 2000. As of June 30, 2000, National City Capital Corporation held shares representing $2.6 million of redemption value and Hanifen Imhoff Mezzanine Fund held shares representing $1.4 million of redemption value.



     - To redeem in full our outstanding warrants to purchase 3,777,200 shares of our common stock, at a redemption price equal to the 3,777,200 shares underlying the warrants multiplied by the initial public offering price, less the underwriting discounts and commissions. Assuming an initial public offering price of $14.00 per share, the redemption price would total $49.2 million. As of June 30, 2000, assuming an initial public offering price of $14.00 per share, National City Capital Corporation held warrants representing $30.3 million of redemption value, Great Lakes Capital Investments held warrants representing $1.1 million of redemption value, Hanifen Imhoff Mezzanine Fund held warrants representing $13.5 million of redemption value and Rocky Mountain Mezzanine Fund held warrants representing $4.2 million of redemption value. These warrantholders or their affiliates also hold our senior subordinated indebtedness and, in certain cases, our senior secured indebtedness and our redeemable preferred stock.



     We will use the remainder of the net proceeds for working capital and other general corporate purposes, including potential strategic acquisitions. While we consider strategic acquisitions from time to time, we currently have no arrangements or agreements for any acquisition.



     Pending the use of the net proceeds for the above purposes, we intend to invest the remaining net proceeds from this offering in short term, investment grade, interest-bearing securities.

     The following table summarizes the estimated use of all net proceeds based upon the data set forth above (in thousands):





Acquisition related financing:
  Repayment of senior secured indebtedness(1)...............  $ 28,116
  Repayment of senior subordinated indebtedness(1)..........     7,500
  Redemption of redeemable preferred stock(2)...............     4,000
  Redemption of warrants(3).................................    49,179
                                                              --------
                                                              $ 88,795
Remainder -- working capital and other general corporate
  purposes..................................................  $ 24,484
                                                              --------
Total use of net proceeds...................................  $113,279
                                                              ========


     -----------------

    (1) Represents outstanding amounts as of June 30, 2000. Excludes accrued interest.



    (2) Excludes dividends that will accrue from July 1, 2000 to the actual date of redemption.



    (3) Based on assumed initial public offering price of $14.00 per share.



     Each of National City Capital Corporation, Great Lakes Capital Investments, Hanifen Imhoff Mezzanine Fund and Rocky Mountain Mezzanine Fund are our affiliates by virtue of their beneficial ownership of warrants exercisable for our common stock and, in the case of National City Capital Corporation and Great Lakes Capital Investments, by virtue of the fact that William H. Schecter serves as one of our directors and as the President of National City Capital Corporation and as a principal of Great Lakes Capital Investments.



                                DIVIDEND POLICY



     We have never declared or paid any cash dividends on our common stock. We have paid dividends on our redeemable preferred stock. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. Future dividends, if any, will be determined by our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. Our ability to pay dividends will also depend on applicable provisions of Michigan law and restrictions contained in our debt agreements, including restrictions which may be contained in our proposed new unsecured $50.0 million line of credit to be effective after this offering.

                                 CAPITALIZATION

     The following table shows our capitalization as of June 30, 2000:

     - on an actual basis;


     - on an as adjusted basis to give effect to:



         - the issuance and sale of the 8,777,200 shares of common stock offered by us at an assumed initial public offering price of $14.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses;



        - the repayment of all of our debt, excluding a $2.7 million note, and the resulting increase in the accumulated deficit for the loss on extinguishment of debt of $2.0 million;



        - the redemption of our redeemable preferred stock for $4.0 million and the resulting accretion of the redeemable preferred stock of $288,000;



        - the redemption of our redeemable warrants (1,034,028 shares underlying these warrants with an exercise price of $0.0001 per share) at fair value of $13.5 million and the charge of $8.2 million to earnings (and the resulting increase of the accumulated deficit) for the increase in the fair value of the redeemable warrants;



        - the redemption of our convertible warrants (2,743,172 shares underlying these warrants with an exercise price of $0.0001 per share) at fair value of $35.7 million and the resulting decrease in paid-in capital of $29.2 million;



        - the increase in the accumulated deficit for the after-tax charge of $10.5 million and the increase to additional paid-in capital for the $14.7 million pre-tax charge, both of which result from the option outstanding under the 1996 stock option plan becoming exercisable in connection with the closing of this offering; and



        - the increase in the number of authorized shares of common stock and preferred stock.


     The following table does not include:

     - 1,104,700 shares of common stock subject to outstanding options at an exercise price of approximately $0.65 per share; or

     - 3,650,000 shares of common stock issuable upon exercise of outstanding stock options granted pursuant to our 2000 stock incentive plan at an exercise price equal to the initial public offering price; and

     - 2,950,000 shares of common stock reserved for future option grants and restricted stock awards under our 2000 stock incentive plan.

     You should read this table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and the other financial information contained in this prospectus.


                                                               AS OF JUNE 30, 2000
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                   (UNAUDITED)
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $   192     $ 24,676
                                                              =======     ========
Short term debt:
  Current portion of long term debt.........................  $ 4,540     $     --
Long term debt:
  Borrowings under revolving line of credit.................    5,116           --
  Senior debt, less current portion.........................   21,176        2,716
  Subordinated notes, net of $1,731,000 unamortized
     discount...............................................    5,769           --
                                                              -------     --------
     Total long term debt...................................   36,601        2,716
Redeemable warrants.........................................    5,222           --
Redeemable preferred stock, $1,000 per share liquidation
  value, 4,000 shares authorized, issued and outstanding
  less unamortized discount of $288,000 (actual); no shares
  authorized, issued or outstanding (as adjusted)...........    3,712           --
Convertible warrants........................................    6,552           --
Shareholders' equity:
  Common stock, $0.01 stated value, 34,000,000 shares
     authorized (actual), 21,100,480 shares issued and
     outstanding (actual); 100,000,000 shares authorized (as
     adjusted) and 29,877,680 shares issued and outstanding
     (as adjusted)..........................................      211          299
  Preferred stock, without par value, no shares authorized
     (actual); 10,000,000 shares authorized, no shares
     issued or outstanding (as adjusted)....................                    --
  Additional paid-in capital................................    8,832      107,608
  Accumulated deficit.......................................   (7,951)     (28,977)
  Accumulated other comprehensive income....................     (338)        (338)
                                                              -------     --------
     Total shareholders' equity.............................      754       78,592
                                                              -------     --------
Total capitalization........................................  $52,841     $ 81,308
                                                              =======     ========

                                    DILUTION


     Our net tangible book value as of June 30, 2000 was approximately $(31.0) million, or $(1.47) per share. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities (including redeemable preferred stock and warrants) divided by the total number of shares of common stock outstanding. After giving effect to our sale of 8,777,200 shares of common stock offered by this prospectus, based upon an assumed initial public offering price of $14.00 per share, and after deducting estimated underwriting discounts and commissions, estimated offering expenses payable by us, use of proceeds therefrom and related accounting adjustments, our net tangible book value as adjusted at June 30, 2000 would have been $46.9 million, or $1.57 per share. This represents an immediate increase in net tangible book value of $3.04 per share to existing shareholders and an immediate dilution of $12.43 per share to new investors purchasing shares at the assumed initial public offering price. Dilution is determined by subtracting net tangible book value per share after this offering from the assumed initial public offering price per share. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............           $14.00
  Net tangible book value per share as of June 30, 2000.....  $(1.47)
  Increase in net tangible book value per share attributable
     to new investors.......................................    3.04
                                                              ------
Net tangible book value as adjusted per share after this
  offering..................................................             1.57
                                                                       ------
Dilution per share to new investors.........................           $12.43
                                                                       ======



     The following table sets forth, on an as adjusted basis as of June 30, 2000, the difference between the number of shares of common stock purchased from us, the total consideration received by us, and the average price per share paid by existing shareholders and by new investors purchasing shares in this offering (based upon an assumed initial public offering price of $14.00 per share before deducting estimated underwriting discounts and commissions and estimated offering expenses):



                             SHARES PURCHASED       TOTAL CONSIDERATION
                           --------------------    ----------------------    AVERAGE PRICE
                             NUMBER     PERCENT       AMOUNT      PERCENT      PER SHARE
                           ----------   -------    ------------   -------    -------------
Existing shareholders....  21,100,480     70.6%    $  9,043,000      6.9%       $  0.43
                                                                                -------
New investors............   8,777,200     29.4      122,881,000     93.1%       $ 14.00
                           ----------    -----     ------------    -----        -------
     Total...............  29,877,680    100.0%    $131,924,000    100.0%       $  4.42
                           ==========    =====     ============    =====



     If the underwriters' over-allotment option is exercised in full, the number of shares held by new investors will increase to 10,093,780, or 32.4% of the total shares of common stock outstanding after this offering.



     The above discussion does not assume the exercise of the stock option outstanding as of June 30, 2000. In the event that we issue additional shares of common stock in the future, purchasers of common stock in this offering may experience further dilution. As of June 30, 2000, there were:



     - 1,104,700 shares of common stock issuable upon the exercise of an outstanding incentive stock option granted under our 1996 stock option plan, at an exercise price of approximately $0.65 per share; and



     - 3,777,200 shares of common stock issuable upon the exercise of the outstanding warrants, for an aggregate purchase price of $377.72, all of which warrants will be redeemed in connection with this offering.

     To the extent outstanding options are exercised, or new options or rights are issued under our stock plans, new investors will experience further dilution.



     Assuming the exercise in full of the outstanding option for 1,104,700 shares, our as adjusted net tangible book value at June 30, 2000 would be $1.54 per share, representing an immediate increase in net tangible book value of $3.00 per share to our existing shareholders and an immediate decrease in the net tangible book value per share of $12.46 to new investors.



     Assuming the exercise in full of the outstanding option for 1,104,700 shares and based on the assumed initial public offering price of $14.00 per share before deducting underwriting discounts and commissions and estimated offering expenses, the percentage of shares purchased by existing shareholders would decrease to 68.1% and by new investors would decrease to 28.3%, and the percentage of total consideration paid by existing shareholders would decrease to 6.8% and by new investors would decrease to 92.6%.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables present our selected consolidated financial data. You should read this information in conjunction with our consolidated financial statements and related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998 and 1999 have been derived from our consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, and that are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1995 and 1996 and the consolidated balance sheet data as of December 31, 1995, 1996 and 1997 have been derived from our consolidated financial statements that have been audited by Ernst & Young LLP, but that are not included in this prospectus. The consolidated statement of operations data for the six months ended June 30, 1999 and 2000 and the consolidated balance sheet data as of June 30, 2000 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. In our opinion, our unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of the results for the unaudited periods. You should not rely on interim results as being indicative of results that we may expect for the full year.

     In June 1994, our founding shareholders acquired Inmet. Since then, we have completed the following four strategic acquisitions:

    -    Weinschel    November 30, 1995
    -    KDI          July 23, 1996
    -    Metelics     March 1, 1998
    -    DML          July 30, 1999

     We have accounted for each acquisition using the purchase method of accounting. Our financial statements include the results of operations of the acquired businesses for the periods subsequent to the effective date of acquisition.

                                                                                                         SIX MONTHS
                                                                                                            ENDED
                                                             YEAR ENDED DECEMBER 31,                      JUNE 30,
                                               ---------------------------------------------------    -----------------
                                                1995       1996       1997       1998       1999       1999      2000
                                               -------   --------   --------   --------   --------    -------   -------
 CONSOLIDATED STATEMENT OF OPERATIONS DATA:                                                              (UNAUDITED)
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales....................................  $ 5,282   $ 35,332   $ 65,418   $ 61,764   $ 64,647    $29,579   $46,141
Cost of products sold........................    2,408     22,272     39,221     36,540     40,857     16,729    26,616
                                               -------   --------   --------   --------   --------    -------   -------
Gross profit.................................    2,874     13,060     26,197     25,224     23,790     12,850    19,525

Selling, general and administrative
  expenses...................................    1,172      7,560     13,095     15,146     16,093      7,823    10,661
Research and development.....................      242      1,364      2,323      3,183      3,552      1,685     2,002
Amortization.................................      443        713        883      2,066      2,530      1,196     1,430
Write-off of acquired in-process research and
  development................................       --         --         --      6,000         --         --        --
Restructuring and impairment charges.........       --         --         --         --        887         --        --
                                               -------   --------   --------   --------   --------    -------   -------
Income (loss) from operations................    1,017      3,423      9,896     (1,171)       728      2,146     5,432

Interest expense and other...................      451      1,458      1,440      2,025      3,203      1,249     2,343
Redeemable warrant expense...................       --         --      6,242         --        250        126     1,912
Other expense (income).......................       --         --       (266)       438         --         --        --
                                               -------   --------   --------   --------   --------    -------   -------
Income (loss) before income taxes............      566      1,965      2,480     (3,634)    (2,725)       771     1,177
Income tax expense (benefit).................      193        770      3,435        823       (834)       500     1,307
                                               -------   --------   --------   --------   --------    -------   -------
Net income (loss)............................      373      1,195       (955)    (4,457)    (1,891)       271      (130)

Preferred stock dividends....................       --       (141)      (320)      (320)      (320)      (160)     (160)
Accretion of discount on preferred stock.....       --        (94)      (225)      (243)      (263)      (129)     (139)
                                               -------   --------   --------   --------   --------    -------   -------
Net income (loss) available to common
  shareholders...............................  $   373   $    960   $ (1,500)  $ (5,020)  $ (2,474)   $   (18)  $  (429)
                                               =======   ========   ========   ========   ========    =======   =======
Income (loss) per common share:
  Basic......................................  $  0.03   $   0.05   $  (0.08)  $  (0.24)  $  (0.12)   $ (0.00)  $ (0.02)
  Diluted....................................  $  0.03   $   0.05   $  (0.08)  $  (0.24)  $  (0.12)   $ (0.00)  $ (0.02)
Shares used in per share calculations:
  Basic......................................   12,446     18,950     19,301     20,644     20,946     20,922    21,032
  Diluted....................................   12,446     20,581     19,301     20,644     20,946     20,922    21,032

                                                               AS OF DECEMBER 31,
                                               ---------------------------------------------------             AS OF
                                                1995       1996       1997       1998       1999           JUNE 30, 2000
      CONSOLIDATED BALANCE SHEET DATA:         -------   --------   --------   --------   --------         -------------
                                                                                                            (UNAUDITED)
                                                                            (IN THOUSANDS)
Cash and cash equivalents....................  $   580   $    911   $    149   $    129   $    177            $   192
Working capital(1)...........................    3,562     10,883      6,464      8,095     10,772             10,241
Total assets.................................   13,843     36,782     34,438     59,460     69,981             78,798
Long term debt(2)............................    8,651     17,522      5,817     28,304     36,663             36,601
Warrants and preferred stock.................       --      4,242     10,709     10,952     13,435             15,486
Total shareholders' equity...................    3,215      4,883      3,416      3,319      1,114                754

                                                                                                         SIX MONTHS
                                                                                                            ENDED
                                                             YEAR ENDED DECEMBER 31,                      JUNE 30,
                                               ---------------------------------------------------    -----------------
                                                1995       1996       1997       1998       1999       1999      2000
                 OTHER DATA:                   -------   --------   --------   --------   --------    -------   -------
                                                                                                         (UNAUDITED)
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Cash flows from operating activities.........  $   639   $    634   $ 10,869   $  1,323   $  1,221    $ 1,128   $ 1,191
Cash flows from investing activities.........   (6,413)   (11,579)       341    (23,460)   (11,202)    (1,365)   (1,158)
Cash flows from financing activities.........    6,174     11,277    (11,972)    22,117     10,029        283       (10)
Adjusted EBITDA(3)...........................    1,584      5,132     12,444      8,145      7,970      4,286     8,077

------------
(1) The calculation of working capital as of December 31, 1996 includes the reclassification of our revolving line of credit, in the amount of $7.2 million, from a current liability to long term debt for purposes of consistency with the other periods presented.

(2) Long term debt includes the current portion thereon and also includes borrowings outstanding under our revolving line of credit.

(3) In addition to income from operations, net income and cash flows, we use Adjusted EBITDA to evaluate our operating performance. Adjusted EBITDA is calculated as follows:

                                                                                                           SIX MONTHS
                                                                                                              ENDED
                                                                    YEAR ENDED DECEMBER 31,                 JUNE 30,
                                                         ---------------------------------------------   ---------------
                                                          1995     1996     1997      1998      1999      1999     2000
                                                          ----     ----     ----      ----      ----      ----     ----
Net income (loss)......................................  $  373   $1,195   $  (955)  $(4,457)  $(1,891)  $  271   $ (130)
Interest expense and other.............................     451    1,458     1,440     2,025     3,203    1,249    2,343
Income tax expense (benefit)...........................     193      770     3,435       823      (834)     500    1,307
Depreciation...........................................     124      996     1,399     1,688     2,017      944    1,215
Amortization...........................................     443      713       883     2,066     2,530    1,196    1,430
Redeemable warrant expense.............................      --       --     6,242        --       250      126    1,912
Restructuring and impairment charges and inventory
  write-off............................................      --       --        --        --     2,695       --       --
Write-off of acquired in-process research and
  development..........................................      --       --        --     6,000        --       --       --
                                                         ------   ------   -------   -------   -------   ------   ------
Adjusted EBITDA........................................  $1,584   $5,132   $12,444   $ 8,145   $ 7,970   $4,286   $8,077
                                                         ======   ======   =======   =======   =======   ======   ======

This measure is calculated differently by other companies and, therefore, it may not be comparable to other similarly titled measures presented by other companies. We have presented Adjusted EBITDA because we use it to evaluate our operating performance and because investors commonly use it to analyze a company's operating performance. You should not consider Adjusted EBITDA to be a substitute for income from operations, net income, cash flows or other measures of financial performance prepared in accordance with generally accepted accounting principles.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with our consolidated financial statements and notes included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks, uncertainties and assumptions, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those discussed here. Factors that could cause or contribute to the differences include those discussed in "Risk Factors," as well as those discussed elsewhere in this prospectus.

OVERVIEW

     We design, manufacture and market a broad range of devices, components and subsystems that are used throughout mobile and fixed wireless infrastructure equipment and related test equipment applications. Our products are also used in wireless broadband access, fiber optic networking, radar and satellite applications.

     In June 1994, our founding shareholders acquired Inmet and, in October 1995, formed MCE Companies to be the parent company for Inmet and other acquired businesses. Since then, we have completed the following strategic acquisitions:

  -  Weinschel    November 30, 1995
  -  KDI          July 23, 1996
  -  Metelics     March 16, 1998
  -  DML          July 30, 1999

     We have accounted for our acquisitions using the purchase method of accounting. Our financial statements include the results of operations of the acquired businesses for the periods subsequent to the effective date of the acquisitions. As part of our strategy, we intend to continue to broaden and deepen our product lines and our design, engineering, manufacturing and distribution capabilities through additional strategic acquisitions.

     We value our customer relationships. We manage these key relationships through our internal sales staff and independent representatives. In 1999, we made approximately 93% of our net sales through these direct channels. We augment these direct sales with sales through independent distributors. Sales through independent distributors accounted for approximately 7% of our net sales in 1999. Direct sales to Lucent and Ericsson accounted for a significant portion of our total net sales in 1998, 1999 and the six months ended June 30, 2000. Direct sales to Lucent represented 19.7% of net sales in 1998, 14.6% of net sales in 1999 and 15.8% of net sales in the six months ended June 30, 2000. Direct sales to Ericsson represented 0.2% of net sales in 1998, 7.1% of net sales in 1999 and 9.0% of net sales in the six months ended June 30, 2000. Sales to Lucent and Ericsson consist of a variety of devices, components and subsystems which are sold in connection with multiple programs and to various operating facilities within their respective organizations. We anticipate that sales to these two customers will continue to account for a substantial portion of our net sales for the foreseeable future.

     We recognize revenue and related product return and warranty expense when goods are shipped to customers. We maintain reserves for estimated product returns, warranty expenses and bad debt expenses. Historically, these related expenses have not been material and we do not expect any of these expenses to increase significantly in the future.

     Cost of products sold includes materials, direct labor and overhead expenses such as manufacturing engineering labor, fringe benefits, manufacturing supplies, allocable occupancy costs, depreciation and utilities.

     Selling expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and customer support functions, as well as costs associated with trade shows, promotional activities, advertising and public relations. General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, information technology and human resources personnel and professional fees.

     Research and development expenses consist primarily of salaries and related expenses for personnel engaged in research and development activities, material costs for prototype and test units and other expenses related to the design and development of our products. We expense all of our research and development costs as they are incurred. Generally, our research and development efforts are conducted in direct response to the requirements of a customer. We expect our research and development expenses to increase both in dollar amount and as a percentage of net sales in the future as a result of the growing needs of our existing customers and our expanding base of customers.

  Whippany Restructuring Plan

     In the fourth quarter of 1999, we adopted a restructuring plan to streamline our Whippany, New Jersey operation and to improve future operating performance. Product line profit trends indicated that several component products manufactured at the facility were not achieving satisfactory financial results. In addition, as a result of our management conducting a strategic analysis of the products in question, we concluded that these products would not be manufactured in sufficient quantities to support a competitive position in the marketplace. As a result, we decided to focus our resources at the Whippany operation on products with a stronger competitive position and growth outlook. The major elements of the restructuring plan included creating a separate operating plan for our resistor products with dedicated management resources, a reduction in the number of products produced at Whippany, the closing of a leased satellite production facility and a work force reduction of approximately 35% of the personnel at Whippany. The aggregate cost for the implementation of the restructuring plan was approximately $2.7 million. The 1999 statement of operations includes restructuring and impairment charges of $887,000, which consists of $444,000 of cost associated with the work force reduction and $443,000 of cost associated with the closing of a leased facility. In addition, cost of products sold in 1999 included a $1.8 million charge related to the write down of inventory for the discontinued products. In 1999, revenue on the discontinued products was approximately $2.5 million.

  Warrants and Options


     In connection with our previous acquisition financing activities, we granted warrants to purchase a total of 3,777,200 shares of our common stock to several investors in connection with our issuance to them of subordinated debt and redeemable preferred stock. Of these warrants, warrants to purchase 1,034,028 shares of common stock are redeemable and contain a put option that gives the holder of these warrants the right to sell these warrants to us for cash. This put option requires us to charge to earnings any increase or decrease in the fair value of these redeemable warrants during any period where there is a change in warrant value. The fair value of the redeemable warrants is directly attributable to the fair value of MCE Companies, Inc. As a result of increases in the fair value of the redeemable warrants, we charged $6.2 million to earnings in 1997, $250,000 in 1999 and $1.9 million in the six months ended June 30, 2000. There was no charge in 1998. We will incur an additional charge during the quarter in which this offering is consummated related to the increase in fair value of the redeemable warrants. Assuming that this offering is consummated in the fourth quarter of 2000 and based on an assumed initial public offering price of $14.00 per share, we will incur a non-cash non-tax deductible charge of approximately $8.2 million in the fourth quarter. We anticipate using a portion of the net proceeds from this offering to redeem all of these warrants.



     In December 1996, we granted an incentive stock option to purchase 1,104,700 shares of common stock. The exercise price for this option is approximately $0.65 per share. This option will become exercisable upon the closing of this offering. As a result, we will incur a one-time, non-cash compensation charge in the quarter in which this offering is consummated. Assuming that this offering is consummated in the fourth quarter of 2000 and based on an assumed initial public offering price of $14.00 per share, we will incur a $14.7 million non-cash compensation expense ($10.5 million on an after-tax basis) in the fourth quarter.


RESULTS OF OPERATIONS

     The following table sets forth selected statement of operations data expressed as a percentage of net sales for the periods indicated.

                                                                                SIX MONTHS
                                                                                  ENDED
                                                   YEAR ENDED DECEMBER 31,       JUNE 30,
                                                   -----------------------    --------------
                                                   1997     1998     1999     1999     2000
                                                   -----    -----    -----    -----    -----
                                                                               (UNAUDITED)
Net sales........................................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of products sold............................   60.0     59.2     63.2     56.6     57.7
                                                   -----    -----    -----    -----    -----
Gross profit.....................................   40.0     40.8     36.8     43.4     42.3

Selling, general and administrative expenses.....   20.0     24.5     24.9     26.4     23.1
Research and development.........................    3.6      5.2      5.5      5.7      4.3
Amortization.....................................    1.3      3.3      3.9      4.0      3.1
Write-off of acquired in-process research and
  development....................................     --      9.7       --       --       --
Restructuring and impairment charges.............     --       --      1.4       --       --
                                                   -----    -----    -----    -----    -----
Income (loss) from operations....................   15.1     (1.9)     1.1      7.3     11.8

Interest expense and other.......................    2.2      3.3      5.0      4.2      5.1
Redeemable warrant expense.......................    9.5       --      0.4      0.4      4.1
Other expense (income)...........................   (0.4)     0.7       --       --       --
                                                   -----    -----    -----    -----    -----
Income (loss) before income taxes................    3.8     (5.9)    (4.3)     2.7      2.6

Income tax expense (benefit).....................    5.3      1.3     (1.4)     1.8      2.9
                                                   -----    -----    -----    -----    -----
Net income (loss)................................   (1.5)%   (7.2)%   (2.9)%    0.9%    (0.3)%
                                                   =====    =====    =====    =====    =====

  Six Months Ended June 30, 2000 Compared to Six Months Ended June 30, 1999

     Net Sales. Net sales increased 56.0% to $46.1 million for the six months ended June 30, 2000 from $29.6 million for the first six months of 1999. Net sales for the first six months of 2000 include revenues of $8.7 million generated by DML, which we acquired in July 1999. The balance of the sales increase reflected primarily strong demand for a broad range of our devices, components and subsystems driven by the growing wireless infrastructure market. The increased net sales reflected primarily increased unit volume. Approximately $1.2 million of sales in the first six months of 2000 were last run sales of products that we will no longer produce at our Whippany, New Jersey facility. We produced these products on a last run basis to ensure that our customers' requirements were satisfied. We do not expect these last run sales to recur in the future.

     Gross Profit. Gross profit increased 51.9% to $19.5 million for the six months ended June 30, 2000 from $12.9 million for the first six months of 1999. This increase reflected primarily the increase in net sales. Gross margin decreased to 42.3% in the first six months of 2000 from 43.4% for the first six months of 1999. This reduction in gross margin was due principally to the impact of the inclusion of DML in the 2000 period. Because DML operates in a highly competitive product sector, we expect this impact to continue.

     Selling, General and Administrative. Selling, general and administrative expenses increased 36.3% to $10.7 million for the six months ended June 30, 2000 from $7.8 million for the six months ended June 30, 1999. This increase reflected primarily the addition of DML (approximately $750,000), increased incentive compensation expense (approximately $950,000) and increased sales commissions (approximately $325,000). As a percentage of net sales, selling, general and administrative expenses decreased to 23.1% for the six months ended June 30, 2000 from 26.4% in the six months ended June 30, 1999. This decrease is due primarily to higher sales volume.

     Research and Development. Research and development expenses increased 18.8% to $2.0 million for the six months ended June 30, 2000 from $1.7 million for the comparable period in 1999. This increase was due principally to the addition of DML (approximately $275,000). As a percentage of net sales, research and development expenses decreased to 4.3% for the six months ended June 30, 2000 from 5.7% for the six months ended June 30, 1999. This decrease is due primarily to higher sales volume.

     Amortization. Amortization of goodwill and other intangible assets increased to $1.4 million for the six months ended June 30, 2000 from $1.2 million for the six months ended June 30, 1999. This increase resulted from amortization of intangibles arising from the DML acquisition.

     Interest Expense and Other. Interest expense and other increased to $2.3 million for the six months ended June 30, 2000 from $1.2 million for the first six months of 1999. This increase resulted principally from higher average borrowings, higher interest rates and foreign currency transaction losses of $222,000 in 2000. The higher average borrowings reflect primarily the debt we incurred to acquire DML.

     Redeemable Warrant Expense. Redeemable warrant expense of $1.9 million, representing the estimated increase in the fair value of the redeemable warrants, was charged during the six months ended June 30, 2000, as compared to $126,000 during the six months ended June 30, 1999.

     Income Tax Expense. Income tax expense as a percentage of income before tax, excluding the non-deductible redeemable warrant expense and non-deductible goodwill amortization, decreased to 34.0% for the six months ended June 30, 2000 from 37.2% for the first six months of 1999. Effective January 1, 1998, we established a foreign sales corporation. As a result of our use of this foreign sales corporation, we received an income tax benefit of

$137,000 for the six months ended June 30, 2000. The United States government has indicated that the tax benefit derived from the use of foreign sales corporations will be eliminated in the fourth quarter of 2000. Therefore, it is unlikely that this tax benefit will continue beyond the 2000 tax year.

  Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Net Sales. Net sales increased 4.7% to $64.6 million in 1999 from $61.8 million in 1998. Our 1999 results included revenues of $6.8 million generated by DML after we acquired it in July 1999 and a full year of Metelics. The additional revenue from DML and Metelics was partially offset by a decline in sales of subsystems, reflecting a temporary delay in the introduction of a next generation wireless base station by one of our major customers.

     Gross Profit. Gross profit decreased by 5.7% to $23.8 million in 1999 from $25.2 million in 1998. The decrease in gross profit reflected primarily the impact of a $1.8 million inventory write-off associated with the restructuring of our Whippany, New Jersey operation, along with our reduced sales volume which was partially offset by the inclusion of DML and Metelics as outlined above. Gross margin in 1999 was 36.8%, compared to 40.8% in 1998. The reduction in gross margin resulted principally from the Whippany inventory restructuring charge and our reduced sales volume.

     Selling, General and Administrative. Selling, general and administrative expenses increased 6.3% to $16.1 million in 1999 from $15.1 million in 1998. This increase reflects primarily the additional costs at DML (approximately $775,000) and a full year of expense at Metelics. As a percentage of net sales, selling, general and administrative expenses increased to 24.9% in 1999 from 24.5% in 1998.

     Research and Development. Research and development expenses increased 11.6% to $3.6 million in 1999 from $3.2 million in 1998. This increase reflects primarily the addition of DML (approximately $175,000) and the addition of engineering personnel across our operating units. As a percentage of net sales, research and development expenses increased to 5.5% in 1999 from 5.2% in 1998.

     Amortization. Amortization of goodwill and other intangible assets increased to $2.5 million in 1999 from $2.1 million in 1998. This increase resulted from a full year of amortization in 1999 of intangibles arising from the Metelics acquisition, compared to ten months of amortization in 1998, and from amortization of intangibles arising from the July 1999 acquisition of DML.

     Write-off of Acquired In-Process Research and Development. In 1998, we recorded a $6.0 million charge for the write-off of in-process research and development costs in connection with our acquisition of Metelics. This was a one-time, non-cash, non-deductible charge.

     Interest Expense and Other. Interest expense and other increased to $3.2 million in 1999 from $2.0 million in 1998. The increase reflects primarily the result of higher average borrowings and higher interest rates in 1999. The higher average borrowings reflect primarily the debt we incurred to acquire DML.

     Redeemable Warrant Expense. Redeemable warrant expense of $250,000 was charged in 1999. There was no charge in 1998.

     Income Tax Expense. Income tax expense as a percentage of income before tax, excluding the non-deductible redeemable warrant expense in 1999 and the non-deductible write-off of acquired in-process research and development in 1998, decreased to 33.6% in 1999 from 34.7% in 1998. Our income tax benefit from the use of our foreign sales corporation, decreased to $134,000 in 1999 from $224,000 in 1998 due to lower export sales in 1999 compared to 1998.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Net Sales. Net sales decreased 5.6% to $61.8 million in 1998 from $65.4 million in 1997. This decrease was primarily due to subsystem sales that were above expectations in 1997 reflecting principally a non-recurring sale of retrofit subsystems to a major OEM customer. We also believe our sales in 1998 were adversely affected by the economic slowdown in the Asian markets and reduced credit availability to wireless service providers which purchase infrastructure equipment from our OEM customers. The inclusion of Metelics, which was acquired in March 1998 and had net sales of approximately $9.5 million, partially offset this decrease.

     Gross Profit. Gross profit decreased by 3.7% to $25.2 million in 1998 from $26.2 million in 1997. This decrease resulted from lower sales volumes as outlined above. Gross margin increased to 40.8% in 1998 from 40.0% in 1997.

     Selling, General and Administrative. Selling, general and administrative expenses increased 15.7% to $15.1 million in 1998 from $13.1 million in 1997. The increase resulted principally from the addition of Metelics (approximately $2.3 million). As a percentage of net sales, selling, general and administrative expenses increased to 24.5% in 1998 from 20.0% in 1997.

     Research and Development. Research and development expenses increased 37.0% to $3.2 million in 1998 from $2.3 million in 1997. This increase resulted principally from higher prototype development costs and the addition of Metelics (approximately $225,000). As a percentage of net sales, research and development expenses increased to 5.2% in 1998 from 3.6% in 1997.

     Amortization. Amortization of goodwill and other intangible assets increased to $2.1 million in 1998 from $883,000 in 1997. This increase resulted primarily from the March 1998 acquisition of Metelics.

     Write-off of Acquired In-Process Research and Development. In 1998, we recorded a $6.0 million charge for the write-off of in-process research and development costs in connection with our acquisition of Metelics. This was a one-time, non-cash, non-deductible charge.

     Interest Expense and Other. Interest expense and other increased to $2.0 million in 1998 from $1.4 million in 1997. This was the result of higher average borrowings, partially offset by lower interest rates in 1998 compared to 1997. The higher average borrowings primarily reflect debt we incurred to acquire Metelics.

     Redeemable Warrant Expense. There was no redeemable warrant expense charged in 1998, compared to $6.2 million charged in 1997.

     Income Tax Expense. Income tax expense as a percentage of income before tax, excluding the non-deductible redeemable warrant expense in 1997 and the non-deductible write-off of acquired in-process research and development related to the acquisition of Metelics in 1998, decreased to 34.7% in 1998 from 39.4% in 1997. This decrease reflected primarily the $224,000 income tax benefit of our foreign sales corporation which became effective January 1, 1998.

SELECTED QUARTERLY OPERATING RESULTS

     The following table sets forth a summary of our unaudited consolidated results of operations for each of our eight most recent quarters ended June 30, 2000. The information for each of these quarters is unaudited and has been prepared on a basis consistent with our annual audited consolidated financial statements appearing elsewhere in this prospectus. This information includes all adjustments, consisting only of normal recurring adjustments, that we considered necessary for a fair presentation of this information when read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. Results of operations for any quarter are not necessarily indicative of the results for a full year or any future periods.

                                                         THREE MONTHS ENDED
                                         ---------------------------------------------------
                                         SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                             1998            1998         1999        1999
                                         -------------   ------------   ---------   --------
                                                             (UNAUDITED)
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
 DATA:
Net sales..............................     $15,518        $15,509       $14,710    $14,869
Cost of products sold..................       9,513          9,642         8,310      8,419
                                            -------        -------       -------    -------
Gross profit...........................       6,005          5,867         6,400      6,450

Selling, general and administrative
 expenses..............................       3,763          3,735         3,819      4,004
Research and development...............         806            874           803        882
Amortization...........................         571            603           598        598
Restructuring and impairment charges...          --             --            --         --
                                            -------        -------       -------    -------
Income (loss) from operations..........         865            655         1,180        966

Interest expense and other.............         613            585           623        626
Redeemable warrant
 expense...............................          --             --            63         63
                                            -------        -------       -------    -------
Income (loss) before income taxes......         252             70           494        277

Income tax expense (benefit)...........          88             19           300        200
                                            -------        -------       -------    -------
Net income (loss)......................     $   164        $    51       $   194    $    77
                                            =======        =======       =======    =======
Income (loss) per common share:
 Basic.................................     $  0.00        $ (0.00)      $  0.00    $  0.00
 Diluted...............................     $  0.00        $ (0.00)      $  0.00    $  0.00

PERCENTAGE OF NET SALES:
Net sales..............................       100.0%         100.0%        100.0%     100.0%
Cost of products sold..................        61.3           62.2          56.5       56.6
                                            -------        -------       -------    -------
Gross profit...........................        38.7           37.8          43.5       43.4

Selling, general and administrative
 expenses..............................        24.2           24.1          26.0       26.9
Research and development...............         5.2            5.6           5.5        5.9
Amortization...........................         3.7            3.9           4.1        4.0
Restructuring and impairment charges...          --             --            --         --
                                            -------        -------       -------    -------
Income (loss) from operations..........         5.6            4.2           7.9        6.6

Interest expense and other.............         4.0            3.8           4.2        4.2
Redeemable warrant expense.............          --             --           0.4        0.4
                                            -------        -------       -------    -------
Income (loss) before income taxes......         1.6            0.4           3.3        2.0

Income tax expense (benefit)...........         0.5            0.1           2.0        1.5
                                            -------        -------       -------    -------
Net income (loss)......................         1.1%           0.3%          1.3%       0.5%
                                            =======        =======       =======    =======

                                                         THREE MONTHS ENDED
                                         ---------------------------------------------------
                                         SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                             1999            1999         2000        2000
                                         -------------   ------------   ---------   --------
                                                             (UNAUDITED)
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
 DATA:
Net sales..............................     $16,430        $18,638       $20,654    $25,487
Cost of products sold..................      10,258         13,870        12,343     14,273
                                            -------        -------       -------    -------
Gross profit...........................       6,172          4,768         8,311     11,214
Selling, general and administrative
 expenses..............................       3,809          4,461         4,951      5,710
Research and development...............         886            981           991      1,011
Amortization...........................         646            688           682        748
Restructuring and impairment charges...          --            887            --         --
                                            -------        -------       -------    -------
Income (loss) from operations..........         831         (2,249)        1,687      3,745
Interest expense and other.............         922          1,032         1,059      1,284
Redeemable warrant
 expense...............................          63             61           410      1,502
                                            -------        -------       -------    -------
Income (loss) before income taxes......        (154)        (3,342)          218        959
Income tax expense (benefit)...........          (7)        (1,327)          283      1,024
                                            -------        -------       -------    -------
Net income (loss)......................     $  (147)       $(2,015)      $   (65)   $   (65)
                                            =======        =======       =======    =======
Income (loss) per common share:
 Basic.................................     $ (0.01)       $ (0.10)      $ (0.01)   $ (0.01)
 Diluted...............................     $ (0.01)       $ (0.10)      $ (0.01)   $ (0.01)
PERCENTAGE OF NET SALES:
Net sales..............................       100.0%         100.0%        100.0%     100.0%
Cost of products sold..................        62.4           74.4          59.8       56.0
                                            -------        -------       -------    -------
Gross profit...........................        37.6           25.6          40.2       44.0
Selling, general and administrative
 expenses..............................        23.2           23.9          24.0       22.4
Research and development...............         5.4            5.3           4.8        4.0
Amortization...........................         3.9            3.7           3.3        2.9
Restructuring and impairment charges...          --            4.8            --         --
                                            -------        -------       -------    -------
Income (loss) from operations..........         5.1          (12.1)          8.1       14.7
Interest expense and other.............         5.6            5.5           5.1        5.0
Redeemable warrant expense.............         0.4            0.3           2.0        5.9
                                            -------        -------       -------    -------
Income (loss) before income taxes......        (0.9)         (17.9)          1.0        3.8
Income tax expense (benefit)...........        (0.0)          (7.1)          1.3        4.1
                                            -------        -------       -------    -------
Net income (loss)......................        (0.9)%        (10.8)%        (0.3)%     (0.3)%
                                            =======        =======       =======    =======

LIQUIDITY AND CAPITAL RESOURCES

     To date, we have financed our operations with cash from operations. In addition, we have financed our acquisitions with borrowings under lines of credit and term loans, the issuance of subordinated debt, warrants and the private issuance of redeemable preferred stock and common stock. At June 30, 2000 we had $10.2 million of working capital, which included cash and cash equivalents of $192,000.

     Our operating activities provided cash of $1.3 million in 1998, $1.2 million in 1999 and $1.2 million in the six months ended June 30, 2000. Contributing to cash provided by operating activities in 1998, our net loss of $4.5 million was more than offset by the non-cash write-off of acquired in-process research and development charge of $6.0 million. Contributing to cash provided by operating activities in 1999, our net loss of $1.9 million was more than offset by non-cash depreciation and amortization of $4.5 million. Contributing to cash provided by operating activities for the six months ended June 30, 2000, our net loss of $130,000 was more than offset by non-cash depreciation, amortization, and redeemable warrant expense of $4.6 million.

     Our investing activities used cash of $23.5 million in 1998, $11.2 million in 1999 and $1.2 million in the six months ended June 30, 2000. In 1998, we used cash of $21.5 million to fund our acquisition of Metelics and $2.0 million to purchase manufacturing equipment and other fixed assets. In 1999, we used cash of $7.7 million to acquire DML, $1.9 million to fund the expansion of our Ann Arbor manufacturing facility and the construction of our principal executive offices and $1.6 million to purchase manufacturing equipment. In the six months ended June 30, 2000, we used cash of $1.2 million to purchase manufacturing equipment.


     Our financing activities provided cash of $22.1 million in 1998 and $10.0 million in 1999 and used cash of $10,000 in the six months ended June 30, 2000. In 1998, cash provided by financing activities primarily resulted from proceeds of a $20.0 million acquisition line of credit used to acquire Metelics and $3.0 million from our revolving credit line. This was partially offset by repayments of long term debt of $536,000 and dividends paid to our preferred shareholders of $320,000. In 1999, cash provided by financing activities primarily resulted from the proceeds of a $25.0 million term note, $2.7 million from a mortgage note and $4.0 million of proceeds from the issuance of subordinated debt and warrants. We used a portion of the proceeds from the $25.0 million term note to repay the $20.0 million acquisition line of credit and $1.9 million of term notes. In the six months ended June 30, 2000, cash used in financing activities primarily consisted of $2.0 million of repayments on the term note, offset by $1.8 million in proceeds from the revolving credit line and $400,000 in proceeds from the issuance of common stock to selected employees in March and April 2000.


     In July 1999, we obtained a $12.0 million secured revolving line of credit and a $25.0 million secured term loan. The facilities were used to refinance debt related to our prior acquisitions. The interest rate on these facilities is based, at our election, at a Eurodollar rate plus a margin or a prime rate plus a margin. At June 30, 2000, $5.1 million was outstanding on the revolving line of credit, at an interest rate of 9.75% per year, and $23.0 million was outstanding on the term loan, at an interest rate of 10.125% per year. We expect to use a portion of the proceeds of this offering to repay these facilities in full.

     We have a commitment letter from the same two banks holding our $12.0 million revolving line of credit facility and our $25.0 million term loan facility to replace these facilities with a one-year, unsecured $50.0 million line of credit. Each draw on this line of credit will be subject to approval by the banks. This new facility is expected to be effective upon the consummation of this offering and the payment in full of the prior facilities. We intend to use this facility primarily to fund future acquisitions. The interest rate on this new facility will be based, at our election, at the prime rate, the federal funds rate plus one percent, or the Eurodollar rate plus one and one-half percent.


     In 1996 in connection with our acquisition of KDI, we issued subordinated debt with an initial face amount of $3.5 million and a coupon interest rate of 12% per year. We also issued redeemable preferred stock with an initial redemption value of $4.0 million and a stated dividend of 8% per year. In 1999, in connection with our acquisition of DML, we issued subordinated debt with an initial face amount of $4.0 million and a coupon interest rate of 8% per year. In connection with these subordinated debt and redeemable preferred stock issuances, we issued warrants to purchase an aggregate of 3,777,200 shares of our common stock, for a nominal purchase price. The fair value of the 1996 warrants was allocated to the subordinated debt and redeemable preferred stock issued in 1996 as original issuance discount and the fair value of the 1999 warrants was allocated to the subordinated debt issued in 1999 as original issuance discount. We expect to use a portion of the proceeds of this offering to repay our subordinated indebtedness in full, to redeem our redeemable preferred stock and to redeem our warrants to purchase 3,777,200 shares of our common stock.


     In November 1999 we issued a mortgage note with an initial principal amount of $2.7 million at an interest rate of 7.5% per year. This note is secured by real estate assets at our Ann Arbor facilities. We anticipate that our long term debt following this offering will consist solely of this mortgage note. A balloon payment of $2.5 million is due on this note in November 2004.

     We currently anticipate that our cash generated from operations and our available credit facility will provide sufficient liquidity to support our operations, capital expenditures and scheduled debt repayments for the next twelve months, although no assurance can be given in this regard. In the future, if we need additional capital to grow our business, or acquire other businesses to broaden and deepen our product lines and better serve the needs of our customers, we may seek to sell additional equity or debt securities or secure additional lines of credit, which may result in dilution to our shareholders.

RECENT ACQUISITIONS

     In March 1998, we acquired Metelics for $26.8 million, consisting of the payment of $20.9 million in cash, the issuance of 1,636,400 shares of our common stock and $870,000 of acquisition costs. This acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of net assets acquired was $11.1 million and was recorded as goodwill in March 1998, which is being amortized on a straight-line basis over 15 years.

     In the first quarter of 1998, we recorded a $6.0 million charge associated with the estimated fair value of purchased in-process research and development costs acquired in the Metelics acquisition because technological feasibility had not been established and the in-process technology had no future alternative uses. Metelics' in-process research and development value consisted of twelve primary product programs. Our estimated additional cost to complete these research projects was approximately $1.4 million compared to our current aggregated actual and estimate cost to complete of $1.3 million. We incurred estimated expenses of $767,000 in 1998, and $649,000 in 1999. We incurred actual related expenses of $420,000 in 1998, $535,000 in 1999 and are expecting to incur $310,000 in 2000 and $70,000 in 2001. For a more detailed discussion of this charge, you should refer to note 2 of the notes to our consolidated financial statements appearing elsewhere in this prospectus.

     In July 1999, we acquired DML for $7.7 million, consisting of the payment of $7.3 million in cash and $429,000 of acquisition costs. The transaction was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of net assets acquired was $5.3 million and was recorded as goodwill in August 1999, which is being amortized on a straight-line basis over 15 years.

     In addition, our agreement to purchase DML included an earn-out arrangement under which we are required to pay the prior owner an additional amount (payable in British pounds sterling) based on DML's profitability through March 31, 2000. Our June 30, 2000 balance sheet includes $4.0 million in other accrued expenses related to this expected earn-out payment which reflects our estimate of the amount due to the prior owner. This amount was recorded as additional goodwill during the six months ended June 30, 2000. We do not expect the actual payment to differ materially from this accrual. In April 2000, we secured a British pound denominated forward contract to cover the liability for this earn-out, which expires July 31, 2000. We purchased this contract to ensure that our obligation for the DML earn-out payment does not increase as the result of changes in foreign currency exchange rates. Any gain or loss on this forward contract will be reflected in our consolidated statement of operations, as the contract does not qualify for hedge accounting.

     We regularly evaluate potential strategic acquisitions as part of our strategy to broaden and deepen our product lines. In the future, we may need significant capital to finance these acquisitions. Consequently, our future liquidity requirements will depend upon acquisitions which we may pursue. There can be no assurance that capital will be available to fund these investments. If we do not consummate any additional acquisitions, we expect that cash from operations will continue to provide sufficient working capital to support operations and to repay our debt. There can be no assurance, however, that we will not require additional financing to fund our operations, and, if required, that such financing will be available on commercially reasonable terms.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We are subject to market risk with regard to foreign exchange and interest rates. We analyze the effect of these risks on our balance sheet, results of operations and cash flows.

     Our earnings are affected by changes in interest rates because some of our outstanding debt was issued under agreements containing variable interest rates. A 1% change in interest rates would have changed interest expense and the net loss before income taxes by approximately $184,000 in 1998 and $239,000 in 1999. Our sensitivity analysis does not consider the effects of the reduced or increased level of overall economic activity that could result from a change in interest rates. Further, upon a significant change in interest rates, we would likely take actions to further mitigate our interest rate exposure. Upon the completion of this offering, we anticipate that our outstanding debt will consist solely of a fixed rate mortgage note.

     Our earnings are also affected by fluctuations in the value of the U.S. dollar as compared to pounds sterling in the United Kingdom as a result of DML's operations. The result of an average 5% change in the value of the U.S. dollar relative to the pound sterling would have resulted in a change in our 1999 net loss of approximately $11,000.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). We expect to adopt SFAS No. 133 effective January 1, 2001. SFAS No. 133 will require us to recognize all derivatives on the balance sheet at fair value. We do not anticipate that the adoption of SFAS No. 133 will have an effect on our results of operations or financial position based on our current holdings and operations.

     In December 1999, the SEC issued SAB 101, Revenue Recognition, ("SAB 101") which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We believe that our revenue recognition policy is in compliance with the provisions of SAB 101 and that the adoption of SAB 101 will have no effect on our financial position or results of operations.

     In March 2000, the FASB issued FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25 ("Interpretation No. 44"). We are required to adopt Interpretation No. 44 in July 2000 which provides guidance on accounting for certain transactions and provisions of stock option plans. The accounting for our outstanding stock option plans and related grants thereunder will not be impacted by the adoption of Interpretation No. 44 in July 2000. Interpretation No. 44 will be applied prospectively to new awards granted or modifications of outstanding awards.

                                    BUSINESS

OVERVIEW

     We design, manufacture and market a broad range of devices, components and subsystems that are used throughout mobile and fixed wireless infrastructure equipment and related test equipment applications. Our products are also used in wireless broadband access, fiber optic networking, radar and satellite applications. We sell products that operate over the full range of RF frequencies, including radio frequencies, microwave frequencies and millimeter wave frequencies. Our customers use our products to control, condition and enhance RF signals. Our products range from basic devices, such as diodes and resistors, to components, such as variable and fixed attenuators, direct current, or DC, blocks and terminations, couplers and dividers, ferrite isolators and circulators, up to complex multifunction subsystems, such as amplifiers and multi-path switch and power combiner/divider subassemblies.

     The rapid growth in the wireless communications industry has led to substantial investments in infrastructure equipment to support the build-out of communications networks. We sell our products primarily to the OEMs of these networks. These OEMs are increasingly focusing on technology integration, system design and deployment and choosing to outsource the production of devices, components and subsystems to a limited number of qualified suppliers.

INDUSTRY BACKGROUND

  Increasing Demand for Wireless and Broadband Communications Services


     Worldwide demand for voice, data and video services has led communications service providers to offer greater connectivity, mobility and bandwidth and is leading to large-scale investments in communications infrastructure. Additional factors, including deregulation, demand for increased connection quality and the proliferation of data and Internet applications, are also driving communications service providers to upgrade and expand existing networks and build new networks based on emerging technologies.


     Worldwide deregulation of telecommunications services is a leading contributor to the rapid growth and investment in the wireless communications industry. Deregulation in Europe and the United States has allowed for competition against state controlled monopolies in Europe and against incumbent local exchange and long distance carriers in the United States. Deregulation has led to more competition and pricing declines, which in turn has increased demand and the investment in networks to support such demand. Deregulation of mobile wireless communications services, matched with technological innovations, has also led to large-scale investment in redundant wireless networks.

     Demand for high speed Internet access and mobility, fueled by technological advances in commercially available and inexpensive personal communication devices has also accelerated the growth of wireless and broadband services. In response, wireless networks are carrying greater amounts of traffic as subscriber penetration and per subscriber minutes of use increase. International Data Corporation, an independent market research firm, estimates that the installed base of worldwide wireless subscribers will grow from 427 million in 1999 to 1.1 billion by 2003. As wireless communications continue to develop in terms of both usage and breadth of applications, we believe that service providers will increasingly need to invest in voice and data network capacity.

     Demand for wireless data applications, including short messaging, Internet access services, and local area network connectivity, is also growing rapidly and using more network capacity. IDC projects that the number of wireless data subscribers in the United States will increase from 2.9 million in 1999 to 34.3 million in 2003 and that mobile handheld device sales will increase from 7.4 million units in 1999 to 45.4 million units in 2004. This projected growth is leading OEMs to develop next generation wireless networks designed specifically to carry both voice and broadband data traffic.


     Global standards for improvements to existing networks and for third generation, or 3G, wireless networks feature increased capacity and data speeds that permit wireless transmission of integrated voice and broadband data traffic at speeds in excess of 380 Kbps with mobile applications and in excess of 2 Mbps with fixed wireless applications. This technology can be implemented with new infrastructure or as an equipment overlay to existing digital wireless networks and, in the case of full 3G, requires the deployment of entirely new base stations. We believe that wireless service providers will begin to upgrade their networks to next generation standards over the next few years. As a result, we expect OEMs to deploy next generation infrastructure and handsets, and to begin to develop 3G infrastructure and handsets.


     The growth of data traffic is also leading to significant investment in broadband local loop and wireless access equipment. This growth in data traffic is largely the result of Internet traffic, which is projected by IDC to grow from 240 million users in 1999 to 602 million users by 2003. To support the demand for data connectivity, service providers are investing in new high capacity fiber optic cable, broadband coaxial cable, fixed-wireless systems and mobile-wireless communication networks. Of note, the signal processing and other electronic components supporting the higher bandwidth fiber optic systems -- with bandwidth capacity now reaching over 1.6 Tbps on a single strand -- are using RF-based technologies, which has created a new market for high frequency RF devices, components and subsystems.

     In contrast to the scalable capacity over fiber strands, capacity on wireless networks is relatively more constrained given spectrum limitations. Cellular networks generally use frequencies in the 850 MHz frequency range, personal communication services, or PCS, and its sister technologies in Europe and Asia operate in the 1.8-1.9 GHz range, and fixed wireless technologies, including multi-channel, multi-point distribution systems, or MMDS, which operate at 2.5 GHz and local multi-point distribution systems, or LMDS, which operate at 24, 28 and 38 GHz. In an effort to address the increasing demand for wireless communications, wireless OEMs are developing systems capable of greater capacity over existing bandwidth constraints and regulatory authorities are making available higher, less congested frequencies. Systems operating at these higher frequencies require more powerful RF subsystems in order to achieve the same signal coverage as lower frequency systems. In addition, service providers are often demanding higher power products to resolve interference problems at the lower, highly congested frequencies. As initial network coverage requirements are met with higher frequency, higher power systems, subsequent infrastructure investments and resulting network density increases are complemented by frequency reuse techniques, allowing two or more closely spaced customers to use the same channel. This technique facilitates growth in network capacity as infrastructure density is increased. The RF equipment designed for use at high frequencies and/or high power levels, as well as for frequency reuse, must have higher performance characteristics and tighter operating tolerances than are required for existing cellular and PCS networks.

  Increasing Need for Wireless Communications Test Equipment

     In addition to expanding infrastructure capacity, OEMs and service providers are under increased pressure to improve the quality and reliability of wireless services in an effort to compete for new customers and reduce existing customer turnover. Network testing procedures are essential to the quality improvement process. OEMs, supported by high speed, automated and complex test instrumentation, are increasingly engaged in the use of laboratory test simulation techniques to replicate the environmental and voice/data traffic conditions encountered in wireless networks. These techniques allow OEMs and service providers to better predict system performance under actual use conditions and initiate design solutions to optimize the quality of RF transmissions. The test equipment market segment is also driven by the needs of OEMs to increase manufacturing throughput and system optimization by employing test automation at higher speeds and levels of precision. In addition, service providers are scheduling more frequent and technically advanced testing techniques to maintain equipment at peak performance levels. Finally, as an alternative to measurement of systems by field technicians, infrastructure equipment designs now often include self diagnostic test functions to automatically perform routine evaluations on system integrity and signal quality. These test equipment products use high-grade versions of similar devices and components used within wireless infrastructure, but with specification parameters that are typically an order of magnitude higher in performance than the systems they measure.

  Wireless Infrastructure OEMs Increasingly Relying on Qualified Suppliers

     In a typical wireless communications system, the principal functional blocks are the RF subsystem, which receives, amplifies and transmits signals, and the signal processor, which encodes and decodes digitized signals. Since the RF subsystem receives the signal, interfaces with the signal processor, and amplifies and transmits the signal, a system's performance and signal quality are significantly affected by the performance of the RF subsystem. Communications service providers typically rely on large OEMs for RF systems, namely Ericsson, Lucent, Motorola, Nokia and Nortel Networks. Each of these companies is capable of delivering complete systems, installation and financing packages to service providers. While service providers are requiring RF products to support higher performance and reliability, OEMs are focusing on system level design and technology integration and have limited resources devoted to the design of RF devices, components and subsystems themselves. We believe that OEMs are therefore increasingly relying on third party suppliers that offer economies of scale to contain costs for RF devices, components and subsystems.

  Challenges Facing OEMs

     OEMs are focusing on the following challenges to improve their competitive position and profitability:

          Shorter time to market. Intense competition and the resulting need to adopt new technologies are forcing OEMs to develop and launch products in the shortest time possible.

          Higher performance and more reliable systems. OEMs are facing increased demands from communications service providers for greater bandwidth and network capacity. System reliability is another key performance requirement due to the high costs of lost customer revenues, equipment downtime and the maintenance of communications networks.

          Reduced costs. Communications service providers seek to minimize both the up-front equipment acquisition costs as well as ongoing operating costs as they upgrade their networks. OEMs must, as a result, offer a better value proposition.

     As OEMs develop more sophisticated systems that operate at higher frequencies and use higher power levels, we believe that they will increasingly depend on third party suppliers who can design and manufacture devices, components and subsystems with correspondingly higher tolerances and capabilities. In addition, OEMs must possess the ability to rapidly integrate new technologies into their products and to react to unexpected increases in demand that arise from large short-notice orders. Consequently, OEMs are increasingly relying on third party value-added device, component and subsystems suppliers that have the engineering and technological expertise to design, and the production capacity to supply, this broad range of solutions.

     At the same time, we believe that the RF device, component and subsystem industry remains highly fragmented, having developed around entrepreneurs and scientists who pioneered many of the original technologies years ago for military applications. Many of the smaller suppliers have historically focused on military applications, which, in contrast to the highly cost conscious commercial market, are generally priced at a margin over cost. In the face of this fragmented industry structure, OEMs are increasingly seeking to reduce their vendor relationships to a select few. We believe that these conditions combine to make it essential for OEMs to retain device, component and subsystem suppliers with sufficient scale, scope and capacity to quickly respond to their global needs.

     We believe that it is critical for suppliers in this highly competitive OEM market for RF devices, components and subsystems to:

     - offer their OEM customers rapid response turnaround in design, engineering and production of cost-effective and high-quality solutions;

     - provide a wide range of products and possess broad technology, engineering and process expertise across a range of frequencies, power levels, interfaces and form factors;

     - possess expertise in device and component integration and subsystems, which enables reductions in parts count, size and cost of equipment; and

     - maintain sufficient scale to support worldwide distribution, product delivery and service, as well as a sufficient capital base to carry inventory levels necessary to effectively satisfy the needs of their customers.

OUR SOLUTION

     We design, manufacture and market a broad range of devices, components and subsystems used throughout mobile and fixed wireless infrastructure equipment and related test equipment applications. Our products are also used in wireless broadband access, fiber optic networking, radar and satellite applications. The key elements of our solution include:

  Broad Product Offering and Benefits of Scale

     We offer our customers a broad array of standard products, ranging from simple devices and components to more complex subsystems. By combining our broad range of products with our ability to design and manufacture specialized products, we believe we are well-positioned to meet our customers' unique requirements. In addition, we believe that we possess sufficient expertise and scale in a highly fragmented industry to support large OEMs in their long-term business relationships.

  Strong Design and Manufacturing Capabilities Particularly at Higher Frequencies and Higher Power Levels

     As a result of the long heritage of our businesses in the RF industry and the depth of our design, engineering and manufacturing expertise, we are able to effectively address complex design requirements and the advanced material and manufacturing processes and tighter tolerances associated with semiconductor, amplifier and passive RF product specifications. Our expertise in these areas help us support the continued expansion of our product offering to higher frequencies (currently, up to 50 GHz), higher power levels (currently, up to 1,000 watts) and higher levels of complexity to support our customers' high network capacity and frequency reuse requirements.

  Integration Expertise

     We design high performance subsystems over a broad range of RF frequencies which requires sophisticated integration of devices and components. By effectively and efficiently integrating a number of required functions into a single subsystem, we are able to improve performance and reliability, and reduce cost through reduction in product size and device, component and parts count. In addition, we are able to enhance performance through optimal partitioning, matching device characteristics and implementing functional elements. Finally, we are able to provide customized and tightly integrated mechanical and electrical interfaces to match specific OEM equipment requirements.

  Price and Product Performance

     We design our products to provide the price-performance, quality, reliability and delivery requirements demanded by our customers. We draw upon and allocate production demands across our varied manufacturing facilities. We also have the capacity to source and assemble many of our components internationally from a number of suppliers and contract manufacturers, including our third party assembly operations in Mexico and our contract manufacturing relationships in China and the Philippines, to ensure that we manufacture our products cost-effectively without sacrificing product quality. In addition, we are increasingly using a standard set of interchangeable parts in the design of components and subsystems that allows us to achieve less costly and faster turnaround time in product engineering and manufacturing.

  Responsiveness and Flexibility for Globally Oriented Customers


     We believe our design and engineering competencies, our breadth of standard products and our manufacturing capabilities in our five facilities, augmented by our third party assembly and manufacturing relationships, enable us to design new products and manufacture them in large volumes, with a short turnaround time required to meet the rapidly changing needs of our customers. We also have the capability to deliver our products globally either directly or through our network of independent representatives and distributors. These capabilities allow us to better address the pricing, volume, and on-demand delivery requirements of our globally oriented OEM customers. In addition, our technical advisory board, consisting of six individuals with expertise in RF technology, assists our staff of approximately 65 research, development and engineering personnel in maintaining our strong design, engineering and manufacturing capabilities by providing us with technical advice relating to the design and evolution of RF devices, components and subsystems.


  Test and Measurement Grade Components

     As the wireless communications market continues to grow, the needs of OEMs of wireless infrastructure equipment for test and measurement products also increase. We offer a specialized, high performance range of products suited for precision test instrumentation and measurement applications. These products are high-grade versions of similar devices and components manufactured by us and used within wireless infrastructure, but with specification parameters that are typically an order of magnitude or higher in performance than the systems they measure. Our products are well-suited for this market due to our experience in designing and manufacturing high performance RF devices, components and subsystems for other applications.

OUR STRATEGY

     We seek to become the leading independent supplier of RF devices, components and subsystems to OEM customers serving the wireless communications, broadband access and fiber optic networking infrastructure markets. Our strategy to achieve this objective includes the following key elements:

  Expand Our Technological Expertise in and Continue Our Focus on Devices, Components and Subsystems for Wireless Communications

     We believe that our engineering expertise, particularly in semiconductor design, and the packaging of high frequency, high power, RF components and subsystems, along with our in-house wafer fabrication and manufacturing capabilities allow us to provide our customers with quick, flexible and customized solutions. In support of this strategy, we intend to expand our technological expertise in the design and manufacture of high performance and high quality devices, components and subsystems which operate at the full range of RF frequencies commonly used in wireless communications transmission. We intend to continue to increase our investment in engineering and technical support staff additions, in advanced circuit design tools and equipment, and in facility upgrades to support product range expansions.

  Develop and Enhance Customer Relationships Particularly with Major Infrastructure OEMs

     We have developed significant customer relationships with several customers, including three of the five largest OEMs of wireless infrastructure equipment. We intend to continue our focus on developing and enhancing significant customer relationships, particularly with OEMs of wireless infrastructure equipment. We intend to continue to increasingly use technically oriented marketing personnel to gain early access to the product development processes of existing and potential customers. By participating in a customer's product development process, we are better able to apply our engineering and manufacturing competencies to solve the customer's problems and to have our products designed into the customer's system. In addition, we believe that our expertise in a wide variety of devices and components and our ability to integrate these products into subsystems often leads to opportunities for the sale of additional products to existing customers.

  Focus on Emerging Communications Technologies and Markets

     Our current areas of focus on emerging communications markets include broadband access, wireless data and fiber optic networking applications. We intend to continue focusing our resources on these and other emerging communications technologies and markets. We intend to leverage our core competencies in communications and other applications as we target these opportunities. We believe that our focus on emerging communications technologies and markets provides us with an opportunity to further develop our relationships with OEM customers serving the broadband access market.

  Grow through Strategic Acquisitions

     We intend to continue to broaden and deepen our product lines and our design, engineering, manufacturing and distribution capabilities through internal growth and strategic acquisitions. To date, we have completed five acquisitions. We believe that strategic acquisitions of companies with complementary core competencies will play an important role in our ability to offer breadth of technological expertise and products and will provide us with the opportunity to benefit from potential synergies in our design, engineering, manufacturing and distribution capabilities. While we consider strategic acquisitions from time to time, we currently have no arrangements or agreements for any acquisition.

  Expand International Presence

     We intend to continue our expansion of international design, manufacturing and sales activity in an effort to gain greater access to those markets outside the United States where we believe significant market opportunities exist. In addition to our five design and manufacturing facilities located in the United States and in the United Kingdom, we have established third party assembly operations in Mexico and third party contract manufacturing relationships in China and in the Philippines. We are in the process of opening an office in China to support our proposed sourcing, assembly and design activities for sales in China and worldwide. We believe that our international presence will assist us in strengthening business relationships with globally oriented OEMs.

PRODUCTS

     Our products operate over the full range of frequencies commonly used in wireless communication applications. We offer products that control, condition and enhance RF signals, operate from direct current to 50 GHz and are capable of handling average power levels up to 1,000 watts. Our products are typically used in wireless and broadband infrastructure equipment to reduce or amplify RF power levels, redirect, distribute or detect RF signal paths, filter unwanted RF signals and protect system equipment. In addition to a core set of products used in mobile and fixed wireless infrastructure equipment and related test equipment, our products are also widely used in broadband access, radar and satellite applications. We also offer products manufactured to military and high reliability, or hi-rel, specifications.

     We design and manufacture products in the following principal categories:

          Devices. Our basic devices include diodes, capacitors and resistive film products. The selling prices of our devices generally range from $0.60 to $140.


          Components. Components are typically more complex than devices. Our components include continuously variable, programmable digitally stepped attenuators and fixed coaxial attenuators, terminations, coaxial adapters, DC blocks, equalizers, couplers, dividers, ferrite isolators and phase shifters. The selling prices of our components generally range from $5 to $1,000.


          Subsystems. Our custom-designed, complex, multifunction subsystems integrate two or more devices and components. Our subsystems include amplifiers and integrated function subassemblies. The selling prices of our subsystems generally range from $500 to $20,000.

  Devices

     Our devices consist principally of diodes and resistive film products:

          Diodes. Diodes are signal-conditioning semiconductor devices used in RF switching, attenuating, mixing, phase shifting, tuning, detecting and signal multiplying applications. Diodes are used extensively in components, wireless infrastructure equipment in test and measurement instrumentation. While we offer standard devices for general equipment use, our expertise is in high performance and custom-engineered diodes for demanding applications. We market our diodes principally under the "Metelics" brand name.

          Resistive Film Products. Resistive film products include chip resistors, attenuators, terminations and thick and thin film components that dissipate applied RF energy in the form of heat. We have extensive experience in processing virtually all resistive materials together with a wide variety of substrate materials that are specifically suited for use at frequencies used in wireless communication systems. We market our resistive film products principally under the "KDI/Triangle" brand name.

     The following table provides information with respect to selected devices currently marketed by us.

         PRODUCT                  PRODUCT FEATURES                  TYPICAL APPLICATIONS
         -------                  ----------------                  --------------------
Diodes:                     High power; low loss; high     Used in mobile base stations and
  Step Recovery, PIN,       isolation; up to 40 GHz;       microwave radios, signal conditioning,
  Schottky and Tunnel       various microwave packages;    switches, phase shifters, limiters,
  Diodes                    chip forms and beam-lead       attenuators, frequency tuning; high
                            configurations; silicon and    frequency multipliers used in
                            GaAs; up to 4" wafers          telecommunication test equipment;
                                                           mixers and detectors used in
                                                           measurement instruments
Resistive Film Products:    Thin and thick film;           Used in wireless infrastructure
  Chip Resistors,           Nichrome, Tantalum Nitride     components and systems such as mobile
  Attenuators and           and Tin Oxide; surface mount   base stations for power level control,
  Terminations              Beryllium Oxide and Aluminum   impedance matching of system
                            Nitride substrates; 0.25 to    components and signal termination
                            1,000 watts; up to 18 GHz

  Components

     Components are typically more complex products than devices. Our components consist principally of coaxial components, programmable components and ferrite isolators:

          Coaxial Components. Coaxial components are generally configured with connectors for attachment to other wireless equipment components, antennas, system or test equipment connections. These products include attenuators and terminators, DC blocks, bias tees, couplers and dividers, gain equalizers and between series adapters. We offer an extensive range of product types ranging from utility grade products used in infrastructure applications to high-reliability designs used in space applications. We also supply precision grade products used in test and measurement applications. Our coaxial products include fixed and variable attenuators and terminations. We also produce nearly every type of standard connector used in the RF equipment industry, as well as certain non-standard types. We market our coaxial components principally under the "Inmet," "KDI/Triangle," and "Weinschel" brand names.

          Programmable Components. These components are switchable or variable setting products with an analog, digital or computer interface. Our programmable products are used extensively in test and measurement instrumentation and system equipment. Test equipment employs our programmable components to evaluate and simulate conditions found in many types of wireless communication systems, cable modems and various other systems. We have experience with programmable phase shifter designs and provide a wide variety of design approaches and solutions for various applications, such as mobile base station amplifiers, smart antennas and fiber optic networking applications. We market programmable components principally under the "Weinschel" and "KDI/ Triangle" brand names.

          Ferrite Isolators. Ferrite isolators act as a one-way valve to RF, microwave frequency and millimeter frequency signals. They are used mainly in radio transmitters found at mobile base stations where they allow the transmitter to operate efficiently while providing protection from reverse power usually found in fault conditions. This reverse isolation reduces the interference between transmitters at the base station site, which is a key factor as more bandwidth capacity is required. Our ferrite products are available at all the standard mobile base station frequency bands and power levels. We market ferrite isolators principally under the "DML" brand name.

     The following table provides information with respect to selected components currently marketed by us.

PRODUCT                           PRODUCT FEATURES                  TYPICAL APPLICATIONS
-------                           ----------------                  --------------------
Coaxial:                    Up to 1,000 watts, up to 50    Used in signal conditioning, power
  Fixed Attenuators and     GHz, all popular connector     level control, impedance matching and
  Terminations              types; convection or           improvement of system components and
                            conduction cooled, low         subsystems, signal termination and
                            passive modulation designs     test applications
Programmable: Step          Solid-state and electro-       Used in test equipment, including
  Variable Attenuators      mechanically switched          spectrum analyzers, signal generators,
                            designs operating at up to     mobile base station and data
                            30 GHz; up to 10 bits;         communications analyzers and
                            variety of input drive         simulation systems; also used in
                            options including computer     multipurpose systems and phased array
                            bus interface                  antennas
Programmable:               Changes phase and              Used to tune base station amplifiers,
  Vector Modulator          attenuation simultaneously,    phased array and mobile communication
                            0-18 dB, 0-360 degrees, up     smart antennas
                            to 2.5 GHz
Ferrite Isolators           Single and dual junction       Used in mobile base station antenna
                            isolators; options for         and amplifier applications to protect
                            monitor ports, coupler ports   transmitters, system subassemblies and
                            and integrated loop antenna    subsystems and provide channel
                                                           isolation

  Subsystems

     Our subsystems are custom-designed, complex, multifunction products that integrate two or more devices or components. Our extensive product line of devices and components allows us to satisfy many of our customers' subsystems requirements. In addition, we have incorporated customer-furnished proprietary technology and designs into our subsystems.

     Our current subsystem offerings consist principally of amplifiers and integrated function subassemblies.

          Amplifiers. Amplifiers range from low-cost, low-noise amplifiers for improving the receive performance of a radio link to high power amplifiers to boost the power, and hence the range, of an existing system. Our amplifiers operate at all standard mobile frequency bands and power levels and are suitable for linear/analog, global system for mobile communications, or GSM, code division multiple access, or CDMA, or time division multiple access, or TDMA, systems. We also produce amplifiers for military systems such as radar transponders and pulsed amplifiers, as well as satellite down-converter systems for laboratory test applications. We market our amplifiers principally under the "DML" brand name.

          Integrated Function Subsystems. Integrated function subsystems consist of signal switching and combining subassemblies, including those with integrated low-noise amplifiers and signal monitoring functions, switchable filter cavities, and multi-path attenuation subsystems. Our integrated function subsystems are used in three primary applications: mobile base station performance enhancement; infrastructure equipment-signal routing; and test simulation of mobile communication networks. We are highly experienced in tightly integrated high density microwave and millimeter wave circuit design and packaging. We also have experience producing subsystems offering high power handling or output levels, fast switching speeds, and a variety of control interfaces. We market our integrated function subsystems principally under the "KDI/Triangle" and "Weinschel" brand names.

     The following table provides information with respect to selected subsystems currently marketed by us.

PRODUCT                                    PRODUCT FEATURES                    TYPICAL APPLICATIONS
-------                                    ----------------                    --------------------
Amplifier:                       A variety of types including rugged,   Integrated into OEM products, such
  Low Noise and High Power       waterproof, low cost and miniature     as filters and diplexers; certain
                                 types; high power types, with output   types used in base station antenna
                                 levels exceeding 100 watts             towers; high power types used
                                                                        primarily in laboratory test
                                                                        applications

Integrated Function: SmartStep   Direct current to 26.5 GHz;            Used for test laboratory simulation
  Multi-path Attenuator          solid-state and electro- mechanically  of signal fading in mobile systems,
  Subsystems                     switched design; serial and parallel   PCS, MMDS fixed wireless systems,
                                 bus interface                          and cable modem testing

Integrated Function:             High channel to channel signal         Used for signal distribution and
  High Power Switch Combiner     isolation; PIN diode switched; power   routing, channel combining and
  Matrix                         handling to 200 watts; non-blocking    boosting mobile base station
                                 (any input to any output path in any   capacity; smart antennas and
                                 combination)                           repeaters; certain types used in
                                                                        base station built-in test
                                                                        subsystems to perform self
                                                                        diagnostics on transmit/receive
                                                                        equipment

Integrated Function:             Operates to 30 GHz (expandable to 38   Used in signal routing and
  Multicoupler Low Noise         GHz); 16- channel transmit and         switching of channels to customer
  Amplifier/Switch and Antenna   receive points; PIN diode switched,    premise equipment in broadband
  Feed                           with integrated low noise amplifier    access LMDS; supports frequency
                                                                        reuse to increase system data rates
                                                                        and capacity

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

CUSTOMERS

     Our customers include a broad range of OEMs of communications infrastructure equipment, including several of the largest OEMs in this market. We also sell to numerous other OEMs and distributors. We serve our customers through our internal sales staff and our independent sales representative organizations.

     The following is a list of our largest customers, each of which accounted for at least 2% of our net sales in 1999.

     Agilent Technologies                       Lucent Technologies
     Forem/Allen Telecom                        Motorola
     Hughes Space & Communications              Raytheon Company
     LM Ericsson                                Rockwell International
     Lockheed Martin Corporation

     Sales to customers in the United States accounted for approximately 70.3% of our net sales in 1999 and approximately 68.5% of our net sales for the six months ended June 30, 2000.

SALES AND MARKETING

     We focus our sales and marketing efforts on wireless communications infrastructure OEMs and related test equipment OEMs. We also focus our direct marketing resources on RF subsystem manufacturers and on OEMs developing communication infrastructure equipment that use RF products for broadband access, wireless data and fiber optic networking applications. We increasingly seek to leverage our customer relationships and our product line breadth across our operating units in order to further increase sales.

     We market our products worldwide through a direct sales force of approximately 45 sales personnel based at our five operating units and at the parent company. Our sales force works closely with a global network of over 90 independent sales representative firms to better cover and respond to our customers. The sales personnel at the parent company focus on marketing our products to targeted markets and customers, including the OEMs of wireless infrastructure equipment and the OEMs of emerging technologies, such as wireless broadband access and fiber optic networking applications. The sales personnel in our operating units focus on marketing specific products and managing our DML, Inmet, KDI, Metelics and Weinschel brands. In addition, our direct sales force routinely integrates engineering and product line support from our operating units to address specific customer requirements and provide custom-engineered design solutions. We also employ a select number of independent distributor organizations to market our higher volume products.

     One of the key elements of our business strategy is to continue our expansion of international sales activity in strategic markets outside of the United States where we believe significant market opportunities exist. Our July 1999 acquisition of United Kingdom-based DML increased presence with European customers, particularly Ericsson.

BACKLOG

     Our backlog was approximately $32.8 million as of June 30, 2000 and $13.1 million as of June 30, 1999. We include in our backlog all accepted product purchase orders, with the exception of certain annual purchase orders placed by a major OEM customer at our facility in Whippany, New Jersey. We only include the annual purchase orders from this major OEM customer in backlog to the extent we believe that the ordered products will be delivered within ten weeks. Of the $32.8 million backlog as of June 30, 2000, approximately $2.1 million represents purchase orders from this customer. In addition, we do not expect to fill approximately $4.7 million of our $32.8 million of June 30, 2000 backlog by December 31,

2000. Product orders in our backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. Our backlog may vary significantly from time to time depending upon the level of capacity available to satisfy unfilled orders. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable indicator of sales for any future period.

MANUFACTURING

     We currently have four design and manufacturing facilities in the United States and one facility in the United Kingdom. In addition, we have established third party assembly operations in Mexico and third party contract manufacturing relationships in China and the Philippines. We are in the process of opening a representative office in Nanjing, China.

     The following table provides information with respect to our manufacturing facilities.

LOCATION                                           PRODUCTS                      CERTIFICATIONS, ETC.
--------                                           --------                      --------------------
Ann Arbor, Michigan              Adapters, attenuators and terminations,         Pursuing ISO 9001
                                 resistors, equalizers, DC blocks and bias       certification;
                                 tees, custom designed components, and other     compliant with
                                 products                                        several military
                                                                                 specification
                                                                                 standards

Frederick, Maryland              Step/programmable attenuators, attenuators      Certified ISO 9001;
                                 and terminations, power dividers, connectors    compliant with
                                 and connector systems, SmartStep components     several military and
                                 and subsystems, custom designed components      hi-rel space
                                 and subsystems, and other products              qualification
                                                                                 specification
                                                                                 standards

Southend-on-Sea, Essex, United   Ferrite isolators, amplifiers, and other        Certified ISO 9001
  Kingdom                        communications subsystems

Sunnyvale, California            Schottky diodes, varactor diodes, PIN           Compliant with
                                 diodes, custom designed products and            several military
                                 integrated subassemblies, and other             specification
                                 products; Silicon and Gallium Arsenide          standards; maintains
                                 products manufactured in a wafer fabrication    clean room
                                 facility                                        facilities

Whippany, New Jersey             Surface mount microwave components, coaxial     Certified ISO 9001;
                                 dividers and couplers, resistors,               maintains clean room
                                 attenuators and terminations, step and          facilities
                                 voltage controlled programmable components,
                                 custom designed components and subsystems,
                                 and other products

     At present, our operating units perform all final manufacturing, assembly, testing and packaging operations at their respective manufacturing facilities. We believe that we will have sufficient manufacturing capacity for the foreseeable future given our existing facilities and our outsourcing capabilities. We use skilled permanent and, in some cases, contract personnel in the manufacture of our products. We perform quality assurance tests on the manufacturing processes, purchased items, work-in-process and finished products.

  International Manufacturing

     In 1997, we began assembling products in Reynosa, Mexico (on the Texas border) pursuant to a shelter services agreement with a third party provider which permits us to use this third party's manufacturing facility and its employees. We currently assemble and process high volume connector and resistor subassemblies and components at this facility. We have contract manufacturing relationships with third parties located in Shanghai, China, principally for high volume surface mount packages using diodes, and in Manila, Philippines, principally for assembly, testing and tuning of selected complex RF components. We generally contract with these third parties by purchase order on an as needed basis.

     In addition, we are in the process of opening a representative office in Nanjing, China to support our proposed sourcing, assembly and design activities for sales in China and worldwide.

SUPPLIERS

     We attempt to use standard parts and components that are available from multiple vendors. We select suppliers based on quality, price, delivery, industry acceptance and location. We generally order components from our suppliers and contract manufacturers by purchase order on an as-needed basis. Most of the parts and components used in our products are available from multiple sources. However, in certain cases, we have made the strategic decision to select limited source suppliers in order to obtain lower pricing, receive more timely delivery and maintain quality control. We have from time to time experienced difficulty in obtaining some parts and components. Any inability to obtain timely deliveries of acceptable quality and quantity of products, or any other circumstance that would require us to seek alternative contract manufacturers or suppliers, could delay our ability to deliver our products to our customers which, in turn, could have a material adverse effect on our business and results of operations.

RESEARCH AND DEVELOPMENT

     We generally conduct our research and development efforts in direct response to the unique requirements of a customer. We are actively engaged in developing a variety of new products related to emerging communications technologies and markets where we can leverage our core competencies in communications and other applications. Our current areas of focus include broadband access, wireless data and fiber optic networking applications.

     In addition, we have a technical advisory board, comprised of six individuals with expertise in RF technology. This board assists our staff of approximately 65 research, development and engineering personnel in maintaining our superior design, engineering and manufacturing capabilities by providing us with technical advice relating to the design and evolution of RF devices, components and subsystems. All members of our technical advisory board are professors or research scientists affiliated with the Electrical Engineering and Computer Sciences Department at the University of Michigan. Dr. George I. Haddad, former Chairman of the Department and a member of our board of directors, has chaired our technical advisory board since its inception.

COMPETITION

     The markets for our products are extremely competitive and are characterized by rapid change. The principal competitive factors affecting the markets for our products include technology, price, technical performance, quality, ability to design and produce unique customer solutions, and quick response. Price competition is intense and downward pressure on pricing generally occurs over the life of a product. Several of our competitors and potential competitors have significantly greater financial, marketing, technical and other competitive resources than us and have greater name recognition and market acceptance of their products and technologies. Our competitors include M/A Com, Inc. (a division of Tyco International, Inc.) and REMEC, Inc. We also compete with communications equipment manufacturers who manufacture RF devices and components internally such as Agilent Technologies, Inc. and Anritsu Company.


     We believe that we compete favorably in our markets. However, our competitors may develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features. We believe that to remain competitive in the future we will need to continue to invest significant financial resources in research and development responsive to our customers' requirements and to continue to demonstrate our ability to provide customer solutions through the design and manufacture of cost-effective and quality devices, components and subsystems.


INTELLECTUAL PROPERTY

     Although we hold several patents applicable to our products, we do not believe that these patents are material to the operation of our business. In order to protect our intellectual property rights, we rely on a combination of trade secret, copyright and trademark laws and employee and third-party nondisclosure agreements, as well as limiting access to and distribution of proprietary information. We generally enter into confidentiality and/or license agreements with our key employees and strategic partners, as well as with other selected customers and potential customers seeking proprietary information, and limit access to and distribution of our proprietary information. The steps taken by us to protect our intellectual property rights may not be adequate to prevent misappropriation of our technology or to preclude competitors from independently developing such technology. Furthermore, third parties may assert infringement claims against us in the future. Any litigation, whether or not resolved in favor of us, could result in significant expense to us and could divert management and other resources.

     In the event a third party were successful in a claim that one of our products infringed its proprietary rights, we may be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to the infringing technology. Moreover, we may suffer significant monetary damages, which could include treble damages. Under these circumstances, a license may not be available to us on reasonable terms or at all. In the event of a successful claim against us and our failure to develop or license a substitute technology on commercially reasonable terms, our financial condition and results of operations could be materially adversely affected.

GOVERNMENT REGULATION

     A substantial portion of our products is incorporated into wireless telecommunications systems that are subject to regulation in the United States by the FCC and outside the United States by other government agencies. Although the equipment operators and not us are responsible for compliance with these regulations, regulatory changes, including changes in the allocation of available frequency spectrum, may restrict our customer's development efforts, render our products obsolete or increase competition. As a result, changes in, or the failure by us to manufacture products in compliance with, applicable domestic and international regulations could have a materially adverse effect on our business. In addition, the increasing demand for wireless and satellite telecommunications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation of and deliberation over competing technologies. In addition, because of our participation in the defense industry, we are subject to audit from time to time for our compliance with government regulations by various agencies.

     We are also subject to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products. The failure to comply with current or future regulations could result in the imposition of substantial fines on us, suspension of production, alteration of our manufacturing processes or cessation of operations.

EMPLOYEES

     As of June 30, 2000, we employed 647 persons, including 481 in manufacturing and operations, 67 in research, development and engineering, 44 in sales and marketing and 55 in management and support functions. We believe our future performance will depend in large part on our ability to attract and retain highly skilled employees. None of our full-time employees is represented by a labor union and we have not experienced any work stoppage. We consider our employee relations to be good.

PROPERTIES

     We own our principal executive offices, consisting of approximately 4,500 square feet located in Ann Arbor, Michigan. The following table provides information relating to our manufacturing facilities.

                                          APPROXIMATE
LOCATION                                 SQUARE FOOTAGE               OWNED/LEASED
--------                                 --------------               ------------
Ann Arbor, Michigan....................      24,000        Owned
Frederick, Maryland....................      35,000        Leased (expires January 31, 2011)
Southend on Sea, Essex, United Kingdom
  (main facility)......................      20,000        Leased (expires March 14, 2010)
Southend on Sea, Essex, United Kingdom
  (machine shop).......................       1,000        Leased (expires March 31, 2003)
Sunnyvale, California..................      20,000        Leased (expires September 14,
                                                           2002)
Whippany, New Jersey...................      56,000        Owned

     We believe that our existing facilities are adequate to meet our current needs and that suitable additional or alternative space will be available on commercially reasonable terms as needed.

     DML leases property located in Shoeburyness, Essex, United Kingdom, which is subleased to a third party for a term which corresponds to the term of DML's prime lease with its landlord. In addition, KDI leases a facility located in East Hanover, New Jersey, with 15,000 square feet, which was vacated by KDI in connection with its recent reorganization. This lease expires on January 31, 2002. KDI is attempting to sublease this property for the remainder of the term.

     After the consummation of this offering, a $2.7 million real estate mortgage note with a balloon payment of $2.5 million due in November 2004 will remain outstanding and continue to be secured by a mortgage covering our principal executive offices and our manufacturing facility, both located in Ann Arbor, Michigan.

LEGAL PROCEEDINGS

     As a result of liabilities assumed by KDI in connection with our acquisition of the KDI business in 1996, KDI is named as a potentially responsible party liable for cleanup of two known environmental matters. We are negotiating with the EPA and the New Jersey Department of Environmental Protection to resolve KDI's financial responsibility for these matters. Based on analysis and information provided by consultants and attorneys, we have provided reserves of $305,000 to cover estimated future costs related to these matters.

     With the exception of these actions, we are not a party to any material legal proceedings. However, we may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following are our executive officers and directors. Ages are as of June 30, 2000.

NAME                                   AGE                           POSITION
----                                   ---                           --------
John L. Smucker......................  56    President and Chief Executive Officer; Director
Stephen W. Shpock....................  40    Vice President -- Operations and Chief Operating Officer
Jon E. Carlson.......................  38    Vice President -- Finance, Chief Financial Officer,
                                             Secretary and Treasurer
Kurt W. Brown........................  41    Vice President -- Compliance and Human Resources
Geoffrey D. Smith....................  41    Vice President -- Marketing
John K. Cannon.......................  67    Director
Michael J. Endres....................  52    Director
Dr. George I. Haddad.................  65    Director
David R. Meuse.......................  55    Director
William H. Schecter..................  58    Director

  Executive Officers

     JOHN L. SMUCKER, a co-founder of MCE Companies, has served as our President and as one of our directors since our incorporation in October 1995. Mr. Smucker also served as the President of Inmet from June 1994 to October 1995. In addition, Mr. Smucker has served as Chairman of Inmet since October 1995 and as Chairman of each of Weinschel, KDI, Metelics and DML since their respective acquisitions. From 1980 to 1990, Mr. Smucker was a Vice President engaged in securities sales for Goldman, Sachs & Co.

     STEPHEN W. SHPOCK joined us in June 2000 as Vice President-Operations and Chief Operating Officer. Before joining us, Mr. Shpock held several positions with Litton-Electron Devices Division from January 1988 to May 2000, including Vice President and General Manager from August 1996 to May 2000, Deputy General Manager from 1995 to 1996, and Director of Engineering from 1992 to 1995.

     JON E. CARLSON has served as our Vice President-Finance, Chief Financial Officer and Treasurer since November 1998 and as our Secretary since August 2000. Prior to joining MCE Companies, Mr. Carlson held several positions in finance at Ford Motor Company from June 1989 to November 1998, including Manager -- Vehicle Line Profit Analysis in Ford's Truck Vehicle Center from January 1997 to November 1998.

     KURT W. BROWN has served as our Vice President-Compliance and Human Resources since November 1997. Mr. Brown also serves as Vice President-Finance and Administration, Secretary and Treasurer of Weinschel, a position he has held since our acquisition of Weinschel in November 1995. From October 1987 to November 1995, Mr. Brown held several positions with Weinschel's predecessors, including Vice President of Finance and Administration from 1990 through November 1995.

     GEOFFREY D. SMITH has served as our Vice President-Marketing since November 1997. Mr. Smith also served as Vice President-Marketing of Weinschel, a position he held since our acquisition of Weinschel in November 1995 through June 2000. From 1992 through November 1995, Mr. Smith served as Vice President-Marketing for Weinschel's predecessor.

  Directors


     JOHN K. CANNON has served as one of our directors since our incorporation in October 1995. He also served as a director and as the Secretary of Inmet from 1994 to 1995. Mr. Cannon was a Partner with the law firm of Dykema Gossett PLLC, our primary outside legal counsel, until his retirement in July 1995. Mr. Cannon also served as our Secretary from October 1995 to August 2000.


     MICHAEL J. ENDRES, a co-founder of MCE Companies, has served as one of our directors since October 1996. Mr. Endres is a principal of Stonehenge Holdings, Inc., an investment management and merchant banking firm, which he co-founded in 1999. Prior to joining Stonehenge Holdings, Mr. Endres served as the chief executive officer of Banc One Capital Partners Corporation, the merchant banking arm of Banc One Capital Corporation, from 1990 to 1999. Mr. Endres is a member of the board of directors of Worthington Industries, a diversified steel processor.

     DR. GEORGE I. HADDAD has served as one of our directors and as the chairman of our technical advisory board since October 1996. Dr. Haddad is the Robert J. Hiller Professor of Electrical Engineering and Computer Sciences at the University of Michigan and Director of the Center for High Frequency Microelectronics. Dr. Haddad joined the College of Engineering faculty at the University of Michigan in 1963, where he served as Director of the Electron Physics Laboratory from 1969 to 1975, as Director of the Solid-state Electronics Laboratory from 1986 to 1991 and as the Chairman of the University of Michigan's Electrical Engineering and Computer Sciences Department from 1975-1986 and 1991-1997.

     DAVID R. MEUSE, a co-founder of MCE Companies, has served as one of our directors since our incorporation in October 1995. Mr. Meuse also served as a director of Inmet from 1994 to 1995. Mr. Meuse is a principal of Stonehenge Holdings, Inc., which he co-founded in 1999. Prior to joining Stonehenge Holdings, Mr. Meuse served as the chairman and chief executive officer of Banc One Capital Holdings, Inc., the holding company for the investment banking, brokerage and insurance operations of Bank One Corporation, from 1990 to 1999. Mr. Meuse is a member of the board of directors of Sportsworld Media Group, plc, in the United Kingdom.

     WILLIAM H. SCHECTER has served as one of our directors since October 1996. Mr. Schecter is the Chairman of National City Capital Corporation a position he has held since 1989. Prior to his appointment to the position of Chairman, Mr. Schecter served as the President of the brokerage subsidiary of National City Corporation. Mr. Schecter is a member of the board of directors of the Boykin Lodging Company, a real estate investment trust.

     Our executive officers are appointed annually following the annual meeting of shareholders and serve at the discretion of our board of directors. There are no family relationships among any of our directors or executive officers.

COUNCIL OF PRESIDENTS

     Effective April 1, 2000, we established a council of presidents consisting of the chief executive officers of our operating units. Currently, the members of the council are Kevin P. Kearns, Francis S. Kwan, Michael D. Snyder, Timothy
E. Solomon and Robert L. Stephens. The purpose of the council is to assist in establishing the strategic and tactical direction of MCE Companies, to address on-going management issues of MCE Companies and to assist our approximately 65 person research, development and engineering staff. Our council of presidents advises our management on issues of importance at the operating units and in the markets in which the operating units do business. Our executive officers are also active members of the council of presidents.

     We expect each member of our council of presidents to make significant contributions to our business and, although none of them is an executive officer of MCE Companies, we consider each of them to be a key employee:

          KEVIN P. KEARNS, age 45, has served as Managing Director of DML since 1997. Mr. Kearns has degrees in physics and business management and has worked in the RF field as a designer and manager for more than 20 years.

          DR. FRANCIS S. KWAN, age 53, has served as President of Metelics since 1990 and in other capacities at Metelics since 1987. Dr. Kwan holds a Ph.D. in electrical engineering from Cornell University and has worked in the RF industry for more than 20 years.

          MICHAEL D. SNYDER, age 60, has served as President of KDI since 1996 and in other capacities at KDI's predecessor since 1982. Mr. Snyder is an electrical engineer and has worked in the RF field in positions of engineering manufacturing, and marketing for his entire career.

          TIMOTHY E. SOLOMON, age 48, has served as President of Inmet since 1995 and in other capacities at Inmet and its predecessor since 1990. Mr. Solomon has worked in the RF field since 1978 in managerial and marketing positions.

          ROBERT L. STEPHENS, age 50, has served as President of Weinschel and its predecessor since 1990 and in other capacities with Weinschel's predecessor, including Chief Financial Officer, since 1988.

BOARD OF DIRECTORS

     Our board of directors currently consists of six directors. Our board of directors is divided into three classes, each of whose members serves for a staggered three-year term, as follows:

     - Class I, whose term will expire at the annual meeting of shareholders to be held in 2002, consists of Messrs. Endres and Schecter;

     - Class II, whose term will expire at the annual meeting of shareholders to be held in 2003, consists of Messrs. Cannon and Haddad; and

     - Class III, whose term will expire at the annual meeting of shareholders to be held in 2001, consists of Messrs. Meuse and Smucker.

     At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

BOARD COMMITTEES

     Our board of directors has a compensation committee and an audit committee. Both committees were established in October 1996.

     The compensation committee consists of Messrs. Cannon, Endres and Meuse. The compensation committee makes recommendations regarding our stock option and incentive plans, our management bonus plans and all matters concerning executive compensation.

     The audit committee consists of Messrs. Cannon, Endres and Schecter. The audit committee approves our independent auditors, reviews with the auditors the scope and results of the annual auditing engagement and any non-audit services to be performed by the independent auditors, and evaluates our internal audit and control functions.

DIRECTOR COMPENSATION

     All members of our board of directors are reimbursed for travel and other expenses associated with board and committee meetings, but otherwise serve in their capacities as directors without cash compensation. In addition, all members of our board of directors are eligible to participate in our 2000 stock incentive plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between the board of directors or the compensation committee and the board of directors or the compensation committee of any other company, nor has any interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation paid by us during the year ended December 31, 1999 to our Chief Executive Officer and to each of our other executive officers whose total salary plus bonus exceeded $100,000 for services rendered in all capacities during 1999. We refer to these individuals as the named executive officers in this prospectus.

                           SUMMARY COMPENSATION TABLE

                                    ANNUAL COMPENSATION
                                    -------------------
                                                                                 ALL OTHER
                                                           SALARY     BONUS     COMPENSATION
NAME AND PRINCIPAL POSITION                                  ($)       ($)          ($)
---------------------------                                -------    ------    ------------
John L. Smucker..........................................  250,000    36,350       --
  President and Chief Executive Officer
Jon E. Carlson...........................................  125,000    13,000        4,826
  Vice President -- Finance, Chief Financial Officer and
     Treasurer
Kurt W. Brown............................................  110,500    16,163        6,630
  Vice President -- Compliance and Human Resources
Geoffrey D. Smith........................................  107,250    15,687        4,290
  Vice President -- Marketing

     The amounts in the column entitled "All Other Compensation" consist of contributions made by us to the named executive officer's 401(k) plan account.


     The table above excludes Mr. Shpock, our Vice President-Operations and Chief Operating Officer, who joined us in June 2000. Mr. Shpock's base annual salary for 2000 is $200,000.


  Option Grants in Last Fiscal Year

     We did not grant stock options to any of the named executive officers in 1999.

  Aggregate Fiscal Year-end Option Values

     The following table contains information for each of the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the value of unexercisable in-the-money options, as of December 31, 1999. None of the named executive officers exercised stock options in 1999.

                                                NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                           UNDERLYING UNEXERCISED OPTIONS      IN-THE-MONEY OPTIONS
                                               AT FISCAL YEAR-END (#)         AT FISCAL YEAR-END ($)
NAME                                         EXERCISABLE/UNEXERCISABLE       EXERCISABLE/UNEXERCISABLE
----                                       ------------------------------    -------------------------
John L. Smucker..........................            0/1,104,700                   $ 0/3,048,972
Jon E. Carlson...........................           --                               --
Kurt W. Brown............................           --                               --
Geoffrey D. Smith........................           --                               --


     The calculation of the value of the unexercised in-the-money options held by Mr. Smucker at the end of 1999 which were unexercisable is based upon the difference between the exercise price and the per share fair market value of our common stock at year end as determined by our board of directors. The weighted average exercise price for this option is approximately $0.65 per share. In addition, these unexercised in-the-money options held by Mr. Smucker at the end of 1999 will become immediately exercisable upon the completion of this offering.


EMPLOYMENT AGREEMENTS AND SEVERANCE ARRANGEMENTS

  Employment Agreement -- John L. Smucker

     On December 30, 1996, we entered into an employment agreement with Mr. Smucker. The employment agreement became effective as of January 1, 1997 and expires on December 31, 2001. The agreement provides for an initial annual salary of $250,000, which may be increased by the board of directors, and such bonuses as may be awarded from time to time at the discretion of the board of directors. Effective January 1, 2000, the compensation committee recommended, and our board of directors approved, an increase in Mr. Smucker's annual salary to $290,000. This increase was due to our growth since January 1997 and the salaries currently paid to Mr. Smucker's peers in our industry. Mr. Smucker is entitled to receive 100% of his salary for the remainder of the term of the agreement if his employment is terminated without cause, as defined in the agreement. The agreement also contains provisions which restrict Mr. Smucker from competing with us through the earlier of the first anniversary of termination of his employment with us or December 30, 2001. However, the noncompetition provisions in the agreement end immediately if his employment is terminated by us without cause.

  Severance Agreements

     Prior to this offering, we entered into severance agreements with Mr. Smucker, our President, Mr. Shpock, our Vice President-Operations and Chief Operating Officer, and Mr. Carlson, our Vice President-Finance and Chief Financial Officer. These agreements provide that each of these executive officers is entitled to twelve months of severance pay and other specified benefits, as well as the acceleration of options and the lapse of restrictions on restricted stock awards, in the event of his termination of employment without cause or in the event of a material and adverse change in his responsibilities, adverse change in his base compensation or material change in the location of his employment. In addition, these executive officers would be entitled to the acceleration of options and the lapse of restrictions on restricted stock awards upon a change of control of MCE Companies.

STOCK PLANS

  1996 Stock Option Plan


     Our board of directors adopted our 1996 stock option plan in October 1996 and our shareholders approved the plan in April 1997. As originally adopted, the 1996 stock option plan provided for the granting of options to purchase up to 2,209,400 shares of common stock to our key employees and non-employee members of our board of directors on those terms and conditions as may be determined by our compensation committee. Effective July 20, 2000, our board of directors amended the 1996 stock option plan to provide that the total amount of common stock on which options may be granted shall not exceed 1,104,700 shares. Consequently, as of the date of this prospectus, no additional options are available for grant under the 1996 stock option plan. As of the date of this prospectus, one option is outstanding under the 1996 stock option plan for the purchase of 1,104,700 shares of common stock for an exercise price of approximately $0.65 per share.


  2000 Stock Incentive Plan

     Our 2000 stock incentive plan was adopted by our board of directors in July 2000 and approved by our shareholders in August 2000. The plan will become effective upon consummation of this offering. The aggregate number of shares of common stock reserved for issuance under the 2000 stock incentive plan is 6,600,000 shares.

     Options granted under the 2000 stock incentive plan may be either options intended to qualify as incentive stock options under the Internal Revenue Code, or non-qualified stock options. The 2000 stock incentive plan also permits the granting of stock appreciation rights in connection with the grant of stock options, and the grant of restricted stock awards, performance shares and annual incentive awards. Stock options and stock awards may be granted under the 2000 stock incentive plan to all employees and non-employee directors and consultants to MCE Companies, or of any present or future subsidiary or parent of MCE Companies.

     The 2000 stock incentive plan is administered by our compensation committee. The compensation committee has the authority to determine exercise prices applicable to the option, the eligible employees, directors and consultants to whom options may be granted, the number of shares of common stock subject to each option and the extent to which options may be exercisable. The compensation committee also has the authority to determine the recipients and the terms of grants of stock appreciation rights, restricted stock awards, performance share awards and annual incentive awards under the 2000 stock incentive plan.

     We anticipate that we will grant non-qualified options to acquire an aggregate of approximately 3,600,000 shares of common stock to substantially all of our full-time employees, as well as non-qualified options to acquire 50,000 shares of common stock to our five non-employee directors, effective upon consummation of this offering at an exercise price equal to the initial public offering price. Each of these options will have a ten year term. In addition, none of these options will be exercisable prior to the first anniversary of the consummation of this offering. Thereafter, each of these options will be exercisable in installments, with 25% of the shares subject to each option becoming exercisable on the first anniversary of the consummation of this offering and with an additional 25% of the shares subject to each option becoming exercisable on each subsequent anniversary. The following table sets forth information concerning the number of shares underlying the options to be granted to our executive officers and to specified groups.

             OPTIONS TO BE GRANTED IN CONNECTION WITH THIS OFFERING

                                                              NUMBER OF SECURITIES
                                                               UNDERLYING OPTIONS
NAME AND PRINCIPAL POSITION                                         GRANTED
---------------------------                                   --------------------
John L. Smucker.............................................          75,000
Stephen W. Shpock...........................................          75,000
Jon E. Carlson..............................................          75,000
Kurt W. Brown...............................................          40,000
Geoffrey D. Smith...........................................          40,000
All executive officers as a group (5 persons)...............         305,000
All directors who are not executive officers as a group (5
  persons)..................................................          50,000
All employees, who are not executive officers as a group....       3,295,000

LONG TERM INCENTIVE PLAN AWARDS

     We established our net worth appreciation reward program to reward management at MCE Companies, Inmet, KDI and Weinschel for long term growth based on an annual net worth objective for each company. Under the net worth appreciation reward program, a cash bonus pool is created at the end of each year of the program based upon a percentage of net income for each of MCE Companies, Inmet, KDI and Weinschel, with awards made to the management of each company if the company achieve the requisite net worth objectives. The bonus pool is then allocated among the participants of the relevant companies pro rata in accordance with their W-2 compensation.

     The net worth appreciation reward program established at each of MCE, Inmet, Weinschel, and KDI had an initial term of five years, with Inmet's terminating on December 31, 1999, Weinschel's terminating on December 31, 2000 and MCE's and KDI's terminating on December 31, 2001. After the five year term of each net worth appreciation reward program, the amounts accrued generally vest and, upon the election of either the participant or MCE, are payable in one lump sum installment or in equal quarterly installments over three years. We have discontinued the net worth appreciation reward program for the period beginning after December 31, 1999. However, the participants in the net worth appreciation reward program will continue to receive payments for the awards accrued under their respective programs with respect to the period through December 31, 1999.

     The following table sets forth information concerning awards for the year ended December 31, 1999 to our named executive officers under the net worth appreciation reward program.

              LONG TERM INCENTIVE PLANS AWARDS IN LAST FISCAL YEAR

                                                                           ESTIMATED FUTURE
                                                                            PAYOUTS UNDER
                                                                           NON-STOCK PRICE-
                                         NUMBER OF       PERFORMANCE         BASED PLANS
                                          SHARES,      OR OTHER PERIOD     ----------------
                                          UNITS OR     UNTIL MATURATION        MAXIMUM
NAME                                    OTHER RIGHTS      OR PAYOUT              ($)
----                                    ------------   ----------------    ----------------
John L. Smucker.......................         --           --                      --
Jon E. Carlson........................    $ 8,750          2000                $34,750
Kurt W. Brown.........................    $10,260          2001                 48,919
Geoffrey D. Smith.....................    $ 9,958          2001                 47,450

     Mr. Smucker is not eligible to participate in the net worth appreciation reward program.

     Mr. Carlson participated in MCE's net worth appreciation reward program. All of the awards accrued through December 31, 1999 will be paid to Mr. Carlson in 2000 in connection with the termination of the program.

     Messrs. Brown and Smith participated in Weinschel's net worth appreciation program. All of the awards accrued through December 31, 1999 will be paid to Messrs. Brown and Smith in 2001 in connection with the termination of the program.

                              CERTAIN TRANSACTIONS

ISSUANCES OF SECURITIES

     In July 1996, we entered into a purchase agreement with National City Capital Corporation and Hanifen Imhoff Mezzanine Fund to obtain financing for the acquisition of KDI. Pursuant to this agreement, we issued:

     - redeemable preferred stock in the aggregate principal amount of $4.0 million due 2002, with $2,560,000 issued to National City Capital Corporation and $1,440,000 to Hanifen Imhoff Mezzanine Fund;

     - senior subordinated debt in the aggregate principal amount of $3.5 million due 2001, with $2,240,000 issued to National City Capital Corporation and $1,260,000 to Hanifen Imhoff Mezzanine Fund, respectively; and

     - warrants to purchase 1,838,272 shares of common stock to National City Capital Corporation and 1,034,028 shares to Hanifen Imhoff Mezzanine Fund, with an aggregate exercise price of $287.23.

     In July 1999, we entered into a purchase agreement with National City Capital Corporation, Great Lakes Capital Investments and Rocky Mountain Mezzanine Fund to obtain working capital financing. Pursuant to this agreement, we issued:

     - senior subordinated debt in the aggregate principal amount of $4.0 million due 2004, with $2,176,000 issued to National City Capital Corporation, $384,000 to Great Lakes Capital Investments and $1,440,000 to Rocky Mountain Mezzanine Fund; and

     - warrants to purchase 492,266 shares of common stock issued to National City Capital Corporation, 86,870 shares to Great Lakes Capital Investments and 325,764 to Rocky Mountain Mezzanine Fund, with an aggregate exercise price of $90.49.


     We anticipate using a portion of the proceeds of this offering to repay the outstanding senior subordinated debt, redeem the outstanding redeemable preferred stock and redeem the outstanding warrants described above.


     William H. Schecter, who is one of our directors and a member of our audit committee, serves as the President of National City Capital Corporation and as a principal of Great Lakes Capital Investments.

     As a condition to the closing of the July 1996 purchase agreement Messrs. Smucker (our President and director), Ronald D. Brooks, Endres (our director) and Meuse (our director) entered into investor subscription agreements with us which required each of them to contribute to us, from time to time in cash, an amount not to exceed $125,000 in exchange for the issuance of our common stock if required by us to pay any dividend on the redeemable preferred stock or any interest payment on the senior subordinated debt issued to National City Capital Corporation and Hanifen Imhoff Mezzanine Fund. In connection with our July 1999 purchase agreement we agreed with National City Capital Corporation and Hanifen Imhoff Mezzanine Fund to amend our July 1996 purchase agreement to, among other things, authorize the termination of these investor subscription agreements. Effective August 2000, these investor subscription agreements were terminated. We have not required any contributions from these investors under these investor subscription agreements.

                   PRINCIPAL SHAREHOLDERS AND WARRANTHOLDERS


     The following table sets forth as of June 30, 2000, and as adjusted to reflect the sale of the shares of common stock offered hereby, summary information with respect to beneficial ownership of the common stock by:

     - each person known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

     - each of our named executive officers;

     - each of our directors;


     - each of the persons whose warrants will be redeemed in connection with this offering; and


     - all of our directors and executive officers as a group.

     Except as indicated in the table or footnotes below, and subject to applicable community property laws, the persons named below have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

     Applicable percentage ownership in the table is based on 24,877,680 shares of common stock outstanding as of June 30, 2000 (assuming the net exercise of outstanding warrants to purchase 3,777,200 shares of common stock), and 29,877,680 shares outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of June 30, 2000 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding options or warrants, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity.

     Unless otherwise indicated below, each person or entity named below has an address in care of MCE Companies' principal executive offices at 310 Dino Drive, Ann Arbor, Michigan 48103.


                                                                   SHARES
                                       SHARES BENEFICIALLY       UNDERLYING          SHARES TO BE
                                           OWNED PRIOR          WARRANTS TO       BENEFICIALLY OWNED
                                         TO THE OFFERING        BE REDEEMED       AFTER THE OFFERING
                                       --------------------       IN THIS        --------------------
NAME OF BENEFICIAL OWNER                 NUMBER     PERCENT     OFFERING (1)       NUMBER     PERCENT
------------------------               ----------   -------   ----------------   ----------   -------
5% Shareholders, Selling
  Warrantholders, Directors:
  John L. Smucker(2).................   4,444,500    17.1%              --        4,444,500    14.3%
  Ronald L. Brooks(3)................   3,339,800    13.4               --        3,339,800    11.2
  Michael J. Endres(4)...............   3,339,800    13.4               --        3,339,800    11.2
  David R. Meuse(5)..................   3,339,800    13.4               --        3,339,800    11.2
  Timbertop Investments II, Limited
     Partnership(5)..................   3,339,800    13.4               --        3,339,800    11.2
  William H. Schecter(6).............   2,417,408     9.7        2,417,408               --      --
  National City Capital
     Corporation(6)..................   2,330,538     9.4        2,330,538               --      --
  James S. Chapman(7)................   1,438,800     5.8               --        1,438,800     4.8
  Edward C. Brown(8)(9)..............   1,359,792     5.5        1,359,792               --      --
  Hanifen Imhoff Mezzanine Fund,
     LP(8)...........................   1,034,028     4.2        1,034,028               --      --
  Rocky Mountain Mezzanine Fund II,
     LP(9)...........................     325,764     1.3          325,764               --      --
  Great Lakes Capital Investments I,
     LLC(6)..........................      86,870       *           86,870               --      --
Other Directors and Executive
  Officers:
  John K. Cannon.....................     207,500       *               --          207,500       *
  Kurt W. Brown......................     200,000       *               --          200,000       *
  George I. Haddad...................     104,000       *               --          104,000       *
  Geoffrey D. Smith..................      60,000       *               --           60,000       *
  Jon E. Carlson.....................      15,000       *               --           15,000       *
  Stephen W. Shpock..................          --      --               --               --      --
  All directors and executive
     officers as a group (10
     persons)(10)....................  14,128,008    54.4        2,417,408       11,710,600    37.8


------------
  * Less than 1%


 (1) Consists of 3,777,200 shares of common stock issuable upon exercise of the warrants held by National City Capital Corporation, Hanifen Imhoff Mezzanine Fund, Rocky Mountain Mezzanine Fund and Great Lakes Capital Investments. These warrants are exercisable upon the occurrence of an initial public offering and, accordingly, the shares of common stock issuable upon exercise of the warrants are included in the shares beneficially owned prior to this offering. We anticipate using a portion of the net proceeds from this offering to redeem all of these warrants at a redemption price equal to the 3,777,200 shares of common stock underlying the warrants multiplied by the initial public offering price, less underwriting discounts and commissions and less the exercise price of $0.0001 per share.


 (2) Includes 500,000 shares owned by a limited liability company of which Mr. Smucker is the manager, and 1,104,700 shares covered by an incentive stock option granted to Mr. Smucker which will be exercisable immediately upon the completion of this offering.

 (3) Includes 530,000 shares owned by Mr. Brooks' children, as to which he disclaims beneficial ownership. The address of Mr. Brooks is c/o Stonehenge Holdings, Inc., 150 E. Gay St., 24th Floor, Columbus, Ohio 43215.

 (4) Includes 1,000,000 shares owned by a limited partnership of which Mr. Endres is a general partner and has shared power to vote and dispose of such shares. The address of Mr. Endres is c/o Stonehenge Holdings, Inc., 150 E. Gay St., 24th Floor, Columbus, Ohio 43215.

 (5) The shares of common stock beneficially owned by Mr. Meuse consist solely of 3,339,800 shares owned of record by Timbertop Investments II, Limited Partnership. Mr. Meuse serves as the general partner of Timbertop and has shared power to vote and dispose of these shares. The address of each of Mr. Meuse and Timbertop is c/o Stonehenge Holdings, Inc., 150 E. Gay St., 24th Floor, Columbus, Ohio 43215.


 (6) The shares of common stock beneficially owned by Mr. Schecter consist of the 2,330,538 shares and 86,870 shares, all of which are issuable upon exercise of the warrants held by National City Capital Corporation and Great Lakes Capital Investments, respectively. Mr. Schecter serves as the President of National City Capital Corporation and as a principal of Great Lakes Capital Investments. Mr. Schecter has shared power to vote and dispose of the shares underlying the warrants held by National City Capital Corporation and Great Lakes Capital Investments. The address of each of Mr. Schecter, National City Capital Corporation, Great Lakes Capital Investments is c/o National City Capital Corporation, 1965 East Sixth Street, Cleveland, Ohio 44114.


 (7) The address of Mr. Chapman is c/o Banc One Capital Funding, 150 E. Gay St., 22nd Floor, Columbus, Ohio 43215.


 (8) The shares of common stock beneficially owned by Hanifen Imhoff Mezzanine Fund consist of the 1,034,028 shares of common stock issuable upon exercise of the warrants held by it. Hanifen Imhoff Capital Partners, LLP, as the general partner of Hanifen Imhoff Mezzanine Fund, shares beneficial ownership of the warrants held by Hanifen Imhoff Mezzanine Fund. Edward C. Brown, as the holder of the majority voting interest in Hanifen Imhoff Capital Partners, has shared powers to vote and dispense of the shares underlying the warrants held by Hanifen Imhoff Mezzanine Fund. Mr. Brown disclaims beneficial ownership of the shares underlying the warrants held by Hanifen Imhoff Mezzanine Fund except to the extent of his pecuniary interest in the shares underlying the warrants. The address of these entities and Mr. Brown is c/o Rocky Mountain Capital Partners, LP 1125 17th Street, Suite 2260, Denver, Colorado 80202.



 (9) The shares of common stock beneficially owned by Rocky Mountain Mezzanine Fund consist of the 325,764 shares of common stock issuable upon exercise of the warrants held by it. Rocky Mountain Capital Partners, LLP, as the general partner of Rocky Mountain Mezzanine Fund, shares beneficial ownership of the warrants held by Rocky Mountain Mezzanine Fund. Edward C. Brown, as the holder of the majority voting interest in Rocky Mountain Capital Partners, has shared power to vote and dispose of the shares underlying the warrants held by Rocky Mountain Mezzanine Fund. Mr. Brown disclaims beneficial ownership of the warrants held by Rocky Mountain Mezzanine Fund except to the extent of his pecuniary interest in the shares underlying the warrants. The address of these entities is c/o Rocky Mountain Capital Partners LP, 1125 17th Street, Suite 2260, Denver, Colorado 80202.



(10) Includes 2,417,408 shares beneficially owned by Mr. Schecter issuable upon exercise of the warrants held by National City Capital Corporation and Great Lakes Capital Investments.

                          DESCRIPTION OF CAPITAL STOCK

     Upon closing of this offering our articles of incorporation will provide for total authorized capital stock of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, without par values.


     Prior to this offering, after giving effect to the 99-for-one stock dividend on the common stock effected immediately prior to this offering, there were outstanding:



     - 21,100,480 shares of common stock held of record by 93 shareholders;



     - 4,000 shares of redeemable preferred stock;



     - warrants to purchase 3,777,200 shares of common stock; and


     - an option to purchase an aggregate of 1,104,700 shares of common stock.


     In addition to the 8,777,200 shares of common stock we are selling in this offering, we anticipate granting options to purchase 3,650,000 shares of common stock under our 2000 stock incentive plan effective as of the consummation of this offering at a per share purchase price equal to the initial public offering price. After our redemption of the redeemable preferred stock, no other shares of preferred stock will be designated or issued.


     The following is a summary of our articles of incorporation and our bylaws, copies of which are included as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     Subject to the rights of any holder of our preferred stock, each holder of common stock is entitled to one vote per share for the election of directors as well as on other matters, to dividends when, as and if declared by our board of directors, and upon liquidation to share in our net assets pro rata in accordance with such shareholder's holdings. Holders of common stock do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. The common stock has no preemptive, redemption, conversion or subscription rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

     Our articles of incorporation authorize the issuance of preferred stock. Our board of directors has the power, without further action by the shareholders, to divide any and all shares of preferred stock into series and to fix and determine the relative rights and preferences of the preferred stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidation and dissolution preferences, conversion or exchange rights and voting rights, if any. Issuances of preferred stock by our board of directors may result in such shares having senior dividend and/or liquidation preferences to the holders of shares of common stock and may dilute the voting rights of such holders. Issuances of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting rights of holders of our common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of MCE Companies or make removal of our management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock. Accordingly, the issuance of preferred stock may be used as an anti-takeover device without further action on the part of our shareholders. We have no present plans to issue any shares of preferred stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our articles of incorporation provide that our directors will not be personally liable for monetary damages to MCE Companies for breaches of their fiduciary duty as directors, however they remain liable for the amount of a financial benefit received by them to which they are not entitled, intentional infliction of harm on the corporation or its shareholders, other violations of the Michigan Business Corporation Act, or an intentional violation of criminal law. This provision would have no effect on the availability of equitable remedies or non-monetary relief, such an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee) Further, liability of a director for violations of the federal or state securities laws will not be limited by this provision.

     In addition, our articles of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent authorized by Michigan law against all expenses and liabilities reasonably incurred in connection with service for or on our behalf.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER DOCUMENTS AND MICHIGAN LAW

  Charter Documents

     Provisions of our articles of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of MCE Companies to first negotiate with us. These provisions may limit the price investors might be willing to pay in the future for our common stock. These provisions include:

     - division of the board of directors into three separate classes;

     - removal of members of the board of directors only for cause;

     - prohibitions on shareholder actions by written consent;

     - restrictions on the ability of our shareholders to call special meetings;

     - requirement of advance notice by a shareholder of a proposal or director nomination to be presented at any annual or special meeting of shareholders; and

     - amendment by the board of directors of our bylaws without shareholder approval.

  Michigan Law -- Chapter 7A and 7B

     Upon the effectiveness of this offering, we will be subject to the provisions of Chapter 7A and 7B Michigan Business Corporation Act.

     Chapter 7A limits our ability to enter into business combinations with a beneficial owner of our shares entitled to 10% or more of the voting power of us without the affirmative vote of 90% of the votes of each class of stock entitled to vote, and not less than 2/3 of each class of stock entitled to vote (excluding voting shares owned by such 10% owner), voting as a separate class.

     We have taken action to opt-in to the provisions of Chapter 7A. We have, however, exempted from the application of Chapter 7A business combinations with any subsidiary of MCE Companies or with any 10% owner as of the consummation of the offering and any business combination which is approved by a majority of the "continuing directors" (basically, any director in office before a business combination who is not a 10% owner or its affiliate) is exempt. The foregoing opt-in provisions expire nine months after the date of this prospectus unless renewed by our board of directors.

     Chapter 7B provides that, unless a corporation's articles of incorporation or bylaws provide that Chapter 7B does not apply, "control shares" of a corporation acquired in a control share acquisition have no voting rights except as granted by the stockholders of the corporation. "Control shares" are shares which, when added to shares previously owned by a shareholder, increase such shareholder's ownership of voting stock to more than 20% but less than 33 1/3%, or more than 33 1/3% but less than a majority, or more than a majority, of the votes to which all of the capital stock of the corporation is entitled to vote in the election of directors. A control share acquisition must be approved by the affirmative vote of a majority of all shares entitled to vote excluding voting shares owned by the acquirer and specified officers and directors.

     Our bylaws currently contain provisions pursuant to which MCE Companies will be subject to Chapter 7B effective on the first day on which we have 100 or more shareholders of record. While our board of directors has no present plan to do so, our board of directors may, in its sole discretion, elect not to be subject to Chapter 7B in the future by amending our bylaws.

TRANSFER AGENT

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, whose address is 40 Wall Street, New York, NY 10005, and whose telephone number is (212) 936-5100.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, we will have outstanding 29,877,680 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by "affiliates" as that term is defined in Rule 144 of the Securities Act. In general, affiliates include officers, directors or 10% stockholders.


LOCK UP AGREEMENTS


     Our officers and directors and some of our other shareholders, who will hold an aggregate of 19,023,760 shares of common stock upon completion of this offering, have agreed that they will not sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. Deutsche Bank Securities Inc., however, may in its sole discretion, at any time and without notice, release all or any portion of the shares subject to lock-up agreements. Deutsche Bank Securities Inc. does not have any current plans to effect such a release.


     In addition, 21,100,480 shares of common stock outstanding are "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of our common stock.

     Taking into account the lock-up agreements, and assuming Deutsche Bank Securities Inc. does not release security holders from these agreements, the number of shares that will be available for sale in the public market under the provisions of Rule 144, 144(k) and 701 will be as follows:


     - beginning on the date of this prospectus, the 8,777,200 shares sold in this offering and an additional 1,915,220 shares held by current stockholders will be immediately available for sale in the public market;



     - beginning 90 days after the date of this prospectus, approximately 56,000 shares will be eligible for sale;



     - after 90 days but prior to 180 days after the date of this prospectus, approximately 55,700 shares will be eligible for sale pursuant to Rule 144;



     - beginning 180 days after the date of this prospectus, approximately 20,128,460 shares will be eligible for sale, including approximately 1,104,700 shares subject to vested options; and


     - at various times thereafter upon the expiration of applicable holding
       periods,           shares will become eligible for sale.

STOCK OPTIONS

     We have 1,104,700 shares of common stock subject to an outstanding option granted pursuant to our 1996 stock option plan which will become exercisable in full upon the closing of this offering. In addition, we have 6,600,000 shares of our common stock available for future grant pursuant to our 2000 stock incentive plan, with options to acquire 3,650,000 shares of common stock outstanding effective upon the closing of this offering, none of which are exercisable prior to the first anniversary of the closing of this offering. Shares underlying the outstanding option exercisable upon the closing of this offering are subject to the 180-day lockup. We intend to register, prior to the expiration of the lock-up, all of the shares of common stock reserved for issuance under our 1996 stock option plan and our 2000 stock incentive plan. This registration will permit the resale of shares by non-affiliates in the public market without restriction beginning on expiration of the lock-ups.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - one percent of the number of shares of common stock then outstanding, which will equal approximately 298,777 shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market System during the four calendar weeks preceding the sale.

     Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

RULE 144(K)

     Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     Rule 701 permits our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a written compensatory plan or contract before the effective date of this offering to resell such shares in reliance on Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

                                  UNDERWRITING


     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Deutsche Bank Securities Inc., Banc of America Securities LLC and CIBC World Markets Corp., have severally agreed to purchase from MCE Companies the following respective number of shares of common stock:


                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Deutsche Bank Securities Inc................................
Banc of America Securities LLC .............................
CIBC World Markets Corp. ...................................
                                                              ---------
         Total..............................................  8,777,200
                                                              =========


     The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered by this prospectus are subject to the prior satisfaction of various conditions, including the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us, and that the underwriters will purchase all shares of the common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.


     The underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $ per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $ per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 1,316,580 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 8,777,200 shares are being offered.


     The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common
stock. The underwriting fee is      % of the initial public offering price. MCE
Companies has agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:



                                                        TOTAL FEES
                              ---------------------------------------------------------------
                                                WITHOUT EXERCISE OF       WITH EXERCISE OF
                              FEE PER SHARE    OVER-ALLOTMENT OPTION    OVER-ALLOTMENT OPTION
                              -------------    ---------------------    ---------------------
Fees paid by MCE
  Companies.................    $                    $                        $

     In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,000,000.



     MCE Companies has agreed to indemnify the underwriters against specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.


     Each of our directors, our officers, certain shareholders and certain holders of options to purchase our stock, has agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or common stock issuable upon exercise or conversion of options, warrants or convertible securities held by these persons for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock.

     The underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in the offering. A short position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made in an amount not greater than the underwriters' overallotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Naked short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     Accordingly, to cover these short sale positions or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares or our common stock may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.


     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 600,000 shares for our employees (including employees who serve as a director and as executive officers), customers, vendors (including Dykema Gossett PLLC, our legal counsel, and certain of its attorneys) and other third parties. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. The reserved shares are not subject to a lock-up agreement.

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the factors to be considered in determining the public offering price will be:

     - prevailing market conditions;

     - our results of operations in recent periods;

     - the present stage of our development;

     - the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to us; and

     - estimates of our business potential.

     The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS


     Certain legal matters related to this offering will be passed upon for MCE Companies by Dykema Gossett PLLC, Detroit, Michigan, and for the underwriters by Hale and Dorr LLP, New York, New York.


                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to the common stock to be sold under this prospectus. Prior to the offering we were not required to file reports with the SEC. This prospectus does not contain all the information set forth in the registration statement. For further information about our company and the shares of common stock to be sold in the offering, please refer to the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of contract, agreements or documents. Complete exhibits have been filed with the registration statement.

     The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference facility maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. The registration statement and other information filed with the SEC is available at the web site maintained by the SEC on the worldwide web at www.sec.gov.

     We intend to furnish our shareholders with annual reports containing financial statements audited by our independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                              MCE COMPANIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Consolidated Statements of Redeemable Preferred Stock,
  Convertible Warrants and Shareholders' Equity.............  F-7
Notes to Consolidated Financial Statements..................  F-8

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
MCE Companies, Inc.

     We have audited the consolidated balance sheets of MCE Companies, Inc. and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, redeemable preferred stock, convertible warrants and shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MCE Companies, Inc. and subsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

March 3, 2000
Detroit, Michigan

                      MCE COMPANIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                               DECEMBER 31,
                                                            ------------------     JUNE 30,
                                                             1998       1999         2000
                                                            -------    -------    -----------
                                                               (UNAUDITED)        (UNAUDITED)
ASSETS
Current assets:
  Cash....................................................  $   129    $   177      $   192
  Accounts receivable:
     Trade, net of allowance for doubtful accounts of
       $127, $124 and $124 as of December 31, 1998 and
       1999 and June 30, 2000.............................    8,075     11,403       14,106
     Other................................................      171      1,881        1,701
                                                            -------    -------      -------
                                                              8,246     13,284       15,807
  Inventories:
     Finished products....................................    2,562      1,507        2,166
     Products in process..................................    2,622      3,385        6,687
     Raw materials........................................    6,434      6,277        7,512
                                                            -------    -------      -------
                                                             11,618     11,169       16,365

  Refundable income taxes.................................    1,132      1,704          836
  Other current assets....................................      295        305          418
  Deferred taxes..........................................    1,404      1,472        1,472
                                                            -------    -------      -------
Total current assets......................................   22,824     28,111       35,090
Property and equipment:
  Land....................................................      763      1,173        1,173
  Buildings and leasehold improvements....................    3,165      5,049        5,077
  Machinery and equipment.................................    9,091     10,965       11,688
  Furniture and fixtures..................................      498        714          910
                                                            -------    -------      -------
                                                             13,517     17,901       18,848
  Accumulated depreciation................................   (4,050)    (5,896)      (6,994)
                                                            -------    -------      -------
                                                              9,467     12,005       11,854
Goodwill, net of accumulated amortization of $3,474,
  $5,005 and $5,922 at December 31, 1998 and 1999 and June
  30, 2000................................................   15,846     19,527       22,104
Other intangibles, net of accumulated amortization of
  $963, $2,013 and $2,574 at December 31, 1998 and 1999
  and June 30, 2000.......................................   11,110     10,189        9,628
Other assets..............................................      213        149          122
                                                            -------    -------      -------
Total assets..............................................  $59,460    $69,981      $78,798
                                                            =======    =======      =======

                                                                                             PRO FORMA
                                                                                           SHAREHOLDERS'
                                                         DECEMBER 31,                        EQUITY AT
                                                      ------------------     JUNE 30,        JUNE 30,
                                                       1998       1999         2000            2000
                                                      -------    -------    -----------    -------------
                                                                            (UNAUDITED)     (UNAUDITED)
LIABILITIES, REDEEMABLE PREFERRED STOCK, CONVERTIBLE
  WARRANTS AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................  $ 3,123    $ 4,420      $ 6,207
  Accrued compensation and other benefits...........    2,723      3,417        3,981
  Accrued income taxes..............................       --        105          284
  Customer advances.................................    2,094      2,400        2,318
  Accrued earn-out payments.........................      500         --        3,809
  Other accrued expenses............................    2,418      2,707        3,710
  Current portion of long term debt.................    3,871      4,290        4,540
                                                      -------    -------      -------
Total current liabilities...........................   14,729     17,339       24,849

Borrowings under revolver...........................    2,993      3,326        5,116
Senior debt, less current portion...................   18,015     23,444       21,176
Subordinated notes..................................    3,425      5,603        5,769
Other long term liabilities.........................    2,280      2,488        2,576
Redeemable warrants.................................    3,060      3,310        5,222        $     --
Deferred taxes......................................    3,747      3,232        3,072
                                                      -------    -------      -------
Total liabilities...................................   48,249     58,742       67,780

Redeemable preferred stock, authorized, issued and
  outstanding 4,000 shares, aggregated redemption
  value of $4,000 less discount of $690, $427 and
  $288 at December 31, 1998 and 1999 and June 30,
  2000..............................................    3,310      3,573        3,712              --

Convertible warrants................................    4,582      6,552        6,552              --

Shareholders' equity:
  Common stock, $0.01 stated value:
  Authorized shares -- 34,000,000
  Issued and outstanding shares -- 20,909,000,
    20,970,000 and 21,100,480 at December 31, 1998
    and 1999 and June 30, 2000......................      209        210          211             211
  Additional paid-in capital........................    8,287      8,455        8,832         (20,332)
  Accumulated deficit...............................   (5,048)    (7,522)      (7,951)        (16,480)
  Accumulated other comprehensive income (loss).....     (129)       (29)        (338)           (338)
                                                      -------    -------      -------        --------
Total shareholders' equity..........................    3,319      1,114          754        $(36,939)
                                                      -------    -------      -------        ========
Total liabilities, redeemable preferred stock,
  convertible warrants and shareholders' equity.....  $59,460    $69,981      $78,798
                                                      =======    =======      =======


                            See accompanying notes.

                      MCE COMPANIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          SIX MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,            JUNE 30,
                                        -----------------------------    ------------------
                                         1997       1998       1999       1999       2000
                                        -------    -------    -------    -------    -------
                                                                            (UNAUDITED)
Net sales.............................  $65,418    $61,764    $64,647    $29,579    $46,141
Cost of products sold.................   39,221     36,540     40,857     16,729     26,616
                                        -------    -------    -------    -------    -------
Gross profit..........................   26,197     25,224     23,790     12,850     19,525
Selling, general and administrative
  expenses............................   13,095     15,146     16,093      7,823     10,661
Research and development..............    2,323      3,183      3,552      1,685      2,002
Amortization..........................      883      2,066      2,530      1,196      1,430
Write-off of acquired in-process
  research and development............       --      6,000         --         --         --
Restructuring and impairment
  charges.............................       --         --        887         --         --
                                        -------    -------    -------    -------    -------
Income (loss) from operations.........    9,896     (1,171)       728      2,146      5,432
Interest expense and other............    1,440      2,025      3,203      1,249      2,343
Redeemable warrant expense............    6,242         --        250        126      1,912
Other expense (income)................     (266)       438         --         --         --
                                        -------    -------    -------    -------    -------
Income (loss) before income taxes.....    2,480     (3,634)    (2,725)       771      1,177
Income tax expense (benefit)..........    3,435        823       (834)       500      1,307
                                        -------    -------    -------    -------    -------
Net income (loss).....................     (955)    (4,457)    (1,891)       271       (130)

Preferred stock dividends.............     (320)      (320)      (320)      (160)      (160)
Accretion of discount on preferred
  stock...............................     (225)      (243)      (263)      (129)      (139)
                                        -------    -------    -------    -------    -------
Net income (loss) available to common
  shareholders........................  $(1,500)   $(5,020)   $(2,474)   $   (18)   $  (429)
                                        =======    =======    =======    =======    =======
Income (loss) per common share:
  Basic...............................  $ (0.08)   $ (0.24)   $ (0.12)   $ (0.00)   $ (0.02)
                                        =======    =======    =======    =======    =======
  Diluted.............................  $ (0.08)   $ (0.24)   $ (0.12)   $ (0.00)   $ (0.02)
                                        =======    =======    =======    =======    =======

                            See accompanying notes.

                      MCE COMPANIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                  SIX MONTHS
                                                                 YEAR ENDED DECEMBER 31,        ENDED JUNE 30,
                                                              ------------------------------   -----------------
                                                                1997       1998       1999      1999      2000
                                                              --------   --------   --------   -------   -------
                                                                                                  (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)...........................................  $   (955)  $ (4,457)  $ (1,891)  $   271   $  (130)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation..............................................     1,399      1,688      2,017       944     1,215
  Amortization..............................................       883      2,066      2,530     1,196     1,430
  Redeemable warrant expense................................     6,242         --        250       126     1,912
  Write-off of acquired in-process research and
    development.............................................        --      6,000         --        --        --
  Gain on sale of instrument product line...................      (266)        --         --        --        --
  Restructuring and impairment charges and related inventory
    write-off...............................................        --         --      2,695        --        --
  Deferred income taxes.....................................      (547)      (466)      (235)       --        --
  NWARP expense.............................................       585        268        185        --        --
  Non-cash interest and other...............................       226         88        486        50       606
  Changes in operating assets and liabilities:
    Accounts receivable.....................................     1,546        492     (2,789)   (1,240)   (4,402)
    Inventories.............................................    (1,859)       (89)       526       360    (5,317)
    Prepaid expenses........................................       (25)        61       (107)        7       (91)
    Customer advances.......................................     4,928     (2,530)       306       278       (82)
    Income tax receivable...................................        --         --       (473)    1,004     1,056
    Payments for restructuring..............................        --         --        (62)       --       175
    Accounts payable, accrued expenses and other............    (1,288)    (1,798)    (2,217)   (1,868)    4,819
                                                              --------   --------   --------   -------   -------
Net cash provided by operating activities...................    10,869      1,323      1,221     1,128     1,191

INVESTING ACTIVITIES
Acquisition of DML Microwave Limited........................        --         --     (7,692)       --        --
Acquisition of Metelics, net of cash acquired...............        --    (21,501)        --        --        --
Purchases of property and equipment.........................    (1,840)    (1,972)    (1,624)     (452)   (1,194)
Purchases of land and buildings.............................        --         --     (1,901)     (913)       (4)
Proceeds from sale of property and equipment................     2,181         13         15        --        40
                                                              --------   --------   --------   -------   -------
Net cash provided by (used in) investing activities.........       341    (23,460)   (11,202)   (1,365)   (1,158)

FINANCING ACTIVITIES
Change in the line of credit and other short term debt......    (7,205)     2,993        333     1,208     1,790
Payments of long term debt..................................    (6,955)      (536)   (21,886)   (1,598)   (2,018)
Proceeds from long term debt................................     2,425     20,000     27,734       664        --
Proceeds from issuance of subordinated debt and warrants....        --         --      4,000        --        --
Proceeds from issuance of common stock......................       103         --        168       169       378
Redemption of common stock..................................       (20)       (20)        --        --        --
Payment of dividends on preferred stock.....................      (320)      (320)      (320)     (160)     (160)
                                                              --------   --------   --------   -------   -------
Net cash provided by (used in) financing activities.........   (11,972)    22,117     10,029       283       (10)
Effect of exchange rate changes on cash.....................        --         --         --        --        (8)
                                                              --------   --------   --------   -------   -------

Net increase (decrease) in cash.............................      (762)       (20)        48        46        15
Cash at beginning of period.................................       911        149        129       129       177
                                                              --------   --------   --------   -------   -------
Cash at end of period.......................................  $    149   $    129   $    177   $   175   $   192
                                                              ========   ========   ========   =======   =======

                            See accompanying notes.

                      MCE COMPANIES, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK,
                 CONVERTIBLE WARRANTS AND SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                      SHAREHOLDERS' EQUITY
                                                                    ---------------------------------------------------------
                                                                                                       ACCUMULATED
                                         REDEEMABLE                          ADDITIONAL   RETAINED        OTHER
                                         PREFERRED    CONVERTIBLE   COMMON    PAID-IN     EARNINGS    COMPREHENSIVE
                                           STOCK       WARRANTS     STOCK     CAPITAL     (DEFICIT)   INCOME (LOSS)    TOTAL
                                         ----------   -----------   ------   ----------   ---------   -------------   -------
Balance at January 1, 1997.............    $2,842       $   --       $193      $3,217      $ 1,472        $  --       $ 4,882
 Net loss for 1997.....................        --           --         --          --         (955)          --          (955)
 Minimum pension liability adjustment
   (net of taxes of $32)...............        --           --         --          --           --          (49)          (49)
                                                                                                                      -------
 Total comprehensive income (loss).....                                                                                (1,004)
 Issuance of common stock
   (33,400 shares).....................        --           --         --         103           --           --           103
 Redemption of common stock (33,900
   shares).............................        --           --         --         (20)          --           --           (20)
 Amendment of warrant agreement........        --        4,582
 Dividend on preferred stock...........        --           --         --          --         (320)          --          (320)
 Accretion of discount on preferred
   stock...............................       225           --         --          --         (225)          --          (225)
                                           ------       ------       ----      ------      -------        -----       -------
Balance at December 31, 1997...........     3,067        4,582        193       3,300          (28)         (49)        3,416
 Net loss for 1998.....................        --           --         --          --       (4,457)          --        (4,457)
 Minimum pension liability adjustment
   (net of taxes of $54)...............        --           --         --          --           --          (80)          (80)
                                                                                                                      -------
 Total comprehensive income (loss).....                                                                                (4,537)
 Issuance of common stock
   (1,636,400 shares)..................        --           --         16       5,007           --           --         5,023
 Redemption of common stock (33,900
   shares).............................        --           --         --         (20)          --           --           (20)
 Dividend on preferred stock...........        --           --         --          --         (320)          --          (320)
 Accretion of discount on
   preferred stock.....................       243           --         --          --         (243)          --          (243)
                                           ------       ------       ----      ------      -------        -----       -------
Balance at December 31, 1998...........     3,310        4,582        209       8,287       (5,048)        (129)        3,319
 Net loss for 1999.....................        --           --         --          --       (1,891)          --        (1,891)
 Minimum pension liability adjustment
   (net of taxes of $60)...............        --           --         --          --           --           89            89
 Currency translation adjustments......        --           --         --          --           --           11            11
                                                                                                                      -------
 Total comprehensive income (loss).....                                                                                (1,791)
 Issuance of common stock (61,000
   shares).............................        --           --          1         168           --           --           169
 Issuance of convertible warrant --
   Series B............................        --        1,970         --          --           --           --
 Dividend on preferred stock...........        --           --         --          --         (320)          --          (320)
 Accretion of discount on preferred
   stock...............................       263           --         --          --         (263)          --          (263)
                                           ------       ------       ----      ------      -------        -----       -------
Balance at December 31, 1999...........     3,573        6,552        210       8,455       (7,522)         (29)        1,114
 Net loss for six months ended June 30,
   2000 (unaudited)....................        --           --         --          --         (130)          --          (130)
 Currency translation adjustments
   (unaudited) (net of taxes of
   $160)...............................        --           --         --          --           --         (309)         (309)
                                                                                                                      -------
 Total comprehensive income (loss)
   (unaudited).........................                                                                                  (439)
 Issuance of common stock (130,500
   shares) (unaudited).................        --           --          1         377           --           --           378
 Dividend on preferred stock
   (unaudited).........................        --           --         --          --         (160)          --          (160)
 Accretion of discount on preferred
   stock (unaudited)...................       139           --         --          --         (139)          --          (139)
                                           ------       ------       ----      ------      -------        -----       -------
Balance at June 30, 2000 (unaudited)...    $3,712       $6,552       $211      $8,832      $(7,951)       $(338)      $   754
                                           ======       ======       ====      ======      =======        =====       =======

                            See accompanying notes.

                      MCE COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     MCE Companies, Inc. and its wholly owned subsidiaries (the "Company") designs, manufactures and markets a broad range of devices, components and subsystems that are used throughout mobile and fixed wireless infrastructure equipment and related test equipment applications. The Company's products are also used in wireless broadband access, fiber optic networking, radar and satellite applications. The Company's products operate over the full range of RF frequencies that are commonly used in wireless communications transmissions.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts and operations of the Company. Intercompany accounts and transactions have been eliminated in consolidation.

UNAUDITED INTERIM FINANCIAL INFORMATION

     The interim financial information at June 30, 2000 and for the six months ended June 30, 1999 and 2000 is unaudited but, in the opinion of management, includes all adjustments, consisting of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and results of operations for the interim periods. The results for the six months ended June 30, 2000 are not necessarily indicative of results for the full year.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     In the second quarter of 1999, the Company favorably resolved an outstanding warranty claim with a customer. The impact of reducing the warranty related reserve of $211,000 was recorded as a decrease to cost of products sold in 1999.

INVENTORIES

     Inventories are carried at the lower of cost or market using the first in, first out (FIFO) method. Generally, the Company maintains inventory excess and obsolescence reserves for raw material and finished goods inventory in excess of the most recent twenty-four months usage.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation is computed over the estimated useful lives of the related assets using the straight-line method for financial reporting purposes. Estimated useful lives assigned to the building, machinery and equipment, and furniture and fixtures range from 20-40 years, 3-7 years, and 5-10 years, respectively. Leasehold improvements are depreciated over the remaining life of the respective leases.

                      MCE COMPANIES, INC. AND SUBSIDIARIES

GOODWILL AND OTHER INTANGIBLE ASSETS

     At December 31, the goodwill and other intangible assets, which resulted from acquisitions of the subsidiaries, consist of the following (in thousands):

                                                      ESTIMATED
                                                     USEFUL LIFE     1998       1999      JUNE 30, 2000
                                                     -----------    -------    -------    -------------
                                                                                           (UNAUDITED)
Goodwill...........................................  10-20 years    $19,320    $24,532       $28,026
Accumulated amortization...........................                  (3,474)    (5,005)       (5,922)
                                                                    -------    -------       -------
      Goodwill, net................................                 $15,846    $19,527       $22,104
                                                                    =======    =======       =======

Developed technology...............................   10 years      $ 4,000    $ 4,000       $ 4,000
Assembled work force...............................   10 years          900        900           900
Tradename..........................................   10 years          800        800           800
Customer list......................................   14 years        6,000      6,000         6,000
Other..............................................   5-6 years         373        502           502
                                                                    -------    -------       -------
                                                                     12,073     12,202        12,202
Accumulated amortization...........................                    (963)    (2,013)       (2,574)
                                                                    -------    -------       -------
      Other intangibles, net.......................                 $11,110    $10,189       $ 9,628
                                                                    =======    =======       =======

     During 1998, the Company recorded additional goodwill of $500,000, which related to additional consideration paid to the former owners of Weinschel Corporation pursuant to the terms of the purchase agreement under an earn-out provision running through December 31, 1998. The additional consideration was paid to the former owners during 1999.

     Intangible assets are periodically reviewed for impairment based on an assessment of future cash flows to ensure that they are appropriately valued. Intangible assets are amortized on a straight-line basis over their estimated useful lives.

ADVERTISING EXPENSES

     The cost of advertising is expensed as incurred. The Company incurred advertising expenses of approximately $497,000, $610,000 and $527,000 in 1997, 1998 and 1999, respectively, which have been included in selling, general and administration expenses in the accompanying financial statements.

STOCK-BASED COMPENSATION

     The Company has a stock option plan (the "1996 Stock Option Plan") that provides for the granting of a fixed number of shares to key employees including employees who are directors of the Company and non-employee directors of the Company on such terms and conditions as may be determined by the compensation committee of the board of directors. The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25).

CUSTOMER ADVANCES

     Customer advances represent amounts received by the Company from one of its major customers. Such amounts will be applied against accounts receivable or paid on demand as requested by the customer.

                      MCE COMPANIES, INC. AND SUBSIDIARIES

REVENUE RECOGNITION

     The Company recognizes revenue, estimated product returns and estimated warranty expense when goods are shipped to customers.

INTEREST EXPENSE AND OTHER

     Interest expense and other includes interest cost on outstanding borrowings, the amortization of original issuance discounts and debt issuance costs. For the six months ended June 30, 2000, it also includes foreign currency transaction losses.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

     Assets and liabilities of the Company's wholly owned subsidiary located in the United Kingdom, whose functional currency is pound sterling, are translated at year-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of the subsidiary is reflected as a separate component of other comprehensive income. Transaction gains or losses are reported in statement of operations, under the caption "Interest expense and other" and such losses approximated $222,000 (unaudited) during the six months ended June 30, 2000.

EFFECT OF ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). The Company expects to adopt SFAS No. 133 effective January 1, 2001. SFAS No. 133 will require the Company to recognize all derivatives on the balance sheet at fair value. The Company does not anticipate that the adoption of this SFAS will have a significant effect on its results of operations or financial position based on its current holdings and operations.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 SAB 101, Revenue Recognition, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company is required to adopt SAB 101 in the fourth quarter of 2000. The Company believes that its revenue recognition policy is in compliance with the provisions of SAB 101 and that the adoption of SAB 101 will not have an effect on its financial position or results of operations.

     In March 2000, the FASB issued FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25 ("Interpretation No. 44"). The Company is required to adopt Interpretation No. 44 on July 1, 2000, which provides guidance on accounting for certain transactions and provisions of stock option plans. The accounting for the Company's outstanding stock options plans and related grants thereunder, will not be impacted by the adoption of Interpretation No. 44 on July 1, 2000. Interpretation No. 44 will be applied prospectively to new awards granted or modifications of outstanding awards.

                      MCE COMPANIES, INC. AND SUBSIDIARIES

2. ACQUISITIONS

METELICS

     In March of 1998, the Company acquired all the outstanding common stock of Metelics Corporation ("Metelics") for cash and 1,636,400 shares of the Company's common stock totaling $26.8 million (including direct costs of making the acquisition). The acquisition has been accounted for using the purchase method.

     Metelics operates exclusively in the microwave test and communication industries and designs, manufactures and markets advanced microwave diodes for electronics applications primarily for original equipment manufacturers. The Company recognized a $6.0 million charge in the first quarter of 1998 associated with the estimated fair value of purchased in-process research and development ("IPR&D") costs acquired in the Metelics acquisition because technological feasibility had not been established and the in-process research and development had no future alternative uses. Metelics' IPR&D value is comprised of twelve primary product programs. These products include the introduction of certain new technologies capable of addressing greater power and higher frequency demands. Metelics' IPR&D programs, although in various stages of completion, were approximately 40% complete on a weighted average basis at the date of acquisition. Of the twelve projects in-process, the Company anticipated that seven would be released in 1998 and five would be released in 1999. Actual releases were: 1998 - three; 1999 - five; 2000 - two; and another two are expected in 2001. The Company expensed $955,000 for their IPR&D projects in 1998 and 1999 and anticipates expenses of approximately $310,000 in 2000 and $70,000 in 2001. Although the expenses have been incurred at a slower pace than originally anticipated, the total costs approximate the initial estimates. It is management's expectation that the acquired IPR&D will be successfully developed; however, there can be no assurance that commercial viability of these products will be achieved.

                      MCE COMPANIES, INC. AND SUBSIDIARIES

     The purchase price of Metelics is composed of and allocated to estimated fair values as follows (in thousands):

Purchase price:
  Cash......................................................  $20,900
  Issuance of common stock..................................    5,023
  Acquisition costs.........................................      871
                                                              -------
  Total cost................................................   26,794
  Less:
     Net tangible assets acquired at fair value.............    2,406
     Identifiable intangibles:
       Developed technology.................................    4,000
       Assembled work force.................................      900
       Tradename............................................      800
       Customer list........................................    6,000
       Other................................................      150
       Deferred taxes related to identifiable intangibles...   (4,562)
     Write-off of acquired in-process research and
      development...........................................    6,000
                                                              -------
Goodwill....................................................  $11,100
                                                              =======

DML

     In July 1999, the Company acquired all of the outstanding common stock of Densitron Microwave Limited for cash of L4.5 million ($7.3 million). In addition $429,000 of acquisition costs were incurred. Subsequent to the purchase the company changed its name to DML Microwave Limited ("DML").

     The transaction was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition. The excess of the initial purchase payment over the fair value of net assets acquired was approximately L3.3 million ($5.3 million) and was recorded as goodwill, which is being amortized on a straight-line basis over 15 years. Under the terms of the purchase agreement, the former owners of DML provided the Company with a L1.0 million ($1.7 million) (unaudited) as of June 30, 2000 note receivable in lieu of accounts receivable as of the acquisition date. The note receivable is included in "Accounts receivable -- Other" in the accompanying balance sheet.

     During the six month period ended June 30, 2000, the Company recorded additional goodwill of L2.5 million ($4.0 million) (unaudited) which related to additional consideration to be paid to the former owners of DML pursuant to the terms of the purchase agreement's earnout provision. The related amount due is included in "Other accrued expenses" in the accompanying June 30, 2000 balance sheet. The additional consideration, which is payable in pounds, is expected to be paid to the former owners during 2000. In April 2000, the Company entered into a forward contract to purchase 1.395 million British pounds for $2.172 million US dollars to ensure that the cash obligation for the DML earn-out does not increase as a result of changes in currency exchange rate fluctuations. As of June 30, 2000, the Company recorded a loss of $54,000 (unaudited) in order to mark to market the forward contract, which is included in "Interest expense and other" in the accompanying statement of operations. The forward contract expires on July 31, 2000.

                      MCE COMPANIES, INC. AND SUBSIDIARIES

     DML operates exclusively in the microwave test and communication industries and principally manufactures customer developed advanced microwave isolators and circulators for wireless base-station applications primarily for original equipment manufacturers.

     The results of operations of Metelics and DML have been included in the accompanying financial statements since the dates of their acquisitions.

PRO FORMA (UNAUDITED)

     The following represents unaudited pro forma consolidated results of operations assuming the DML acquisition occurred on January 1 for each period presented, and the Metelics acquisition occurred on January 1, 1998 after giving effect to certain purchase accounting adjustments, including the amortization of intangible assets and goodwill and interest expense on the acquisition debt (in thousands). The Metelics IPR&D charge has been excluded from all periods presented.

                                                                  SIX MONTHS ENDED
                                               YEAR ENDED             JUNE 30,
                                              DECEMBER 31,       ------------------
                                           ------------------               ACTUAL
                                            1998       1999       1999       2000
                                           -------    -------    -------    -------
                                              (UNAUDITED)           (UNAUDITED)
Net sales................................  $74,850    $73,194    $36,834    $46,141
Net income(loss).........................      482     (2,470)       840       (429)

Basic and diluted income (loss) per
  share..................................  $ (0.00)   $ (0.15)   $  0.01    $ (0.02)

     These unaudited pro forma results are presented for comparative purposes only. They are not necessarily indicative of what would have occurred had the acquisition actually been made on the dates indicated or of future results of operations.

3. LONG TERM DEBT AND OTHER CREDIT ARRANGEMENTS

     Long term debt consists of the following (in thousands):

                                                       DECEMBER 31,
                                                    ------------------     JUNE 30,
                                                     1998       1999         2000
                                                    -------    -------    -----------
                                                                          (UNAUDITED)
Revolver..........................................  $ 2,993    $ 3,326      $ 5,116
Mortgage and construction note....................       --      2,734        2,716
Mortgage note.....................................      829         --           --
Note payable to bank..............................    1,057         --           --
Acquisition line of credit........................   20,000         --           --
Term loan.........................................       --     25,000       23,000
Series A subordinated notes, net of $75, $45 and
  $30 unamortized discount at December 31, 1998
  and 1999, and June 30, 2000 respectively........    3,425      3,455        3,470
Series B subordinated notes, net of $1,852 and
  $1,701 unamortized discount at December 31, 1999
  and June 30, 2000, respectively.................       --      2,148        2,299
                                                    -------    -------      -------
                                                     28,304     36,663       36,601
Less current portion..............................   (3,871)    (4,290)      (4,540)
                                                    -------    -------      -------
                                                    $24,433    $32,373      $32,061
                                                    =======    =======      =======

     At December 31, 1998 the Company had available a revolving credit note (the "Revolver") which was issued by a bank. The Revolver provided for borrowings by the Company of up to

                      MCE COMPANIES, INC. AND SUBSIDIARIES

$12,100,000. Borrowings were limited to 85% of eligible domestic and 75% of eligible foreign accounts receivable and 40% of eligible inventory not to exceed $6,000,000. Under the terms of the original agreement, the Revolver was to mature on April 30, 1999. On March 24, 1999, the bank extended the Revolver's maturity date to April 30, 2000. On June 9, 1999 the Revolver was replaced with a revolving credit facility that provides for borrowings up to $12,000,000 with a maturity date of July 1, 2004. Borrowing limits are consistent with terms of the previous Revolver.

     On February 5, 1999, the Company entered into a mortgage and construction loan agreement with a bank, which allowed the Company to borrow up to $2,000,000 on a long term basis to finance the development of a corporate headquarters and the expansion of the Ann Arbor facility. In November 1999, the Company entered into a mortgage note for $2,738,000, which was used to pay off the outstanding mortgage and construction loan and a previous note payable. This mortgage note is payable in monthly installments of $20,000 including interest at 7.5% through November 2004, with a balloon payment of $2,509,000 due November 2004, and is secured by the land and building of the Ann Arbor facility.

     The Company had an acquisition line of credit (the "Acquisition Line") which provided for borrowings up to $20,000,000 in 1998. The Acquisition Line matured on January 31, 1999 at which time the balance outstanding converted to a term loan. During 1999, the term loan was refinanced making an additional $5,000,000 of borrowings available. The term loan is payable in quarterly installments beginning February 1, 2000, as follows: installments
1-3 -- $1,000,000; installments 4-15 -- $1,250,000; and installments
16-19 -- $1,750,000.

     In 1996 and 1999 the Company issued the Series A and Series B subordinated notes, due in 2001 and 2004, respectively. The notes were issued with convertible warrants (Note 4). The values assigned to the warrants were recorded as a discount to the subordinated notes. The discounts on the Series A and Series B subordinated notes are being amortized through July 2001 and July 2004, respectively, using the interest method. Such amortization is included in interest expense. Interest is payable quarterly at 12% on the Series A subordinate note. Interest accretes quarterly on the Series B subordinate note at 8% and cash interest is payable beginning in 2002 through maturity.

     Maturities of long term debt are as follows as of June 30, 2000 (in thousands):

2000......................................................  $ 2,271
2001......................................................    8,541
2002......................................................    5,045
2003......................................................    5,549
2004......................................................   16,926
                                                            -------
                                                             38,332
Discount on subordinated notes............................   (1,731)
                                                            -------
                                                            $36,601
                                                            =======

     Borrowings under the Revolver and the term loan are secured by virtually all the domestic assets of the Company presently owned and acquired in the future and certain stock of the foreign subsidiaries of the Company are not subject to other liens.

     The Company has certain interest rate options on the advances on the Revolver and the term loan of a Eurodollar rate plus a margin as defined in the agreement. The effective rate in place at December 31, 1999 was 8.5%.

                      MCE COMPANIES, INC. AND SUBSIDIARIES

     The Company has available standby letters of credit of $5,000,000 and a swing line up to $5,000,000 to handle daily activity. Advances on the swing line and letters of credit reduce available borrowings under the revolving credit facility.

     The Company's various debt agreements include, among other things, covenants relative to net worth and liabilities to net worth ratios. The Company was in compliance with all financial covenants of the agreements at December 31, 1999. The Company is subject to specified restrictions on paying dividends to common shareholders under terms of the debt agreements.

     The Company paid interest of $1,750,000, $1,778,000 and $2,642,000 during 1997, 1998, and 1999, respectively.

     In 1999, the Company incurred $3,204,000 in interest of which approximately $40,000 was capitalized as part of the cost of the corporate headquarters and expanding the Ann Arbor facility.

4. PREFERRED STOCK AND WARRANTS

     The following summarizes the transactions related to the redeemable and convertible warrants since their date of issuance (in thousands, except share data).

                                                                  CONVERTIBLE WARRANTS
                                 REDEEMABLE WARRANTS    -----------------------------------------
                                 --------------------        SERIES A              SERIES B
                                   SHARES     AMOUNTS    SHARES     AMOUNTS    SHARES     AMOUNTS
                                 ----------   -------   ---------   -------   ---------   -------
Balance at January 1, 1997.....   2,872,300   $1,400           --   $   --           --   $   --
Increase in fair value of
  redeemable warrants through
  October 22, 1997.............          --    5,759           --       --           --       --
Amendment to redeemable
  warrants.....................  (1,838,300)  (4,582)   1,838,300    4,582           --       --
Increase in fair value of
  redeemable warrants from
  October 23, 1997 to December
  31, 1997.....................          --      483           --       --           --       --
                                 ----------   ------    ---------   ------    ---------   ------
Balance at December 31, 1997
  and 1998.....................   1,034,000    3,060    1,838,300    4,582           --       --
Increase in fair value in
  1999.........................          --      250           --       --           --       --
Issuance of Series B
  convertible warrants.........          --       --           --       --    1,313,000    1,970
                                 ----------   ------    ---------   ------    ---------   ------
Balance at December 31, 1999...   1,034,000    3,310    1,838,300    4,582    1,313,000    1,970
Increase in fair value for the
  six months ended June 30,
  2000 (unaudited).............          --    1,912           --       --           --       --
                                 ----------   ------    ---------   ------    ---------   ------
Balance at June 30, 2000
  (unaudited)..................   1,034,000   $5,222    1,838,300   $4,582    1,313,000   $1,970
                                 ==========   ======    =========   ======    =========   ======

     In 1996, in connection with an acquisition, the Company issued subordinated notes with a face amount of $3,500,000, 4,000 shares of non-voting Series A Preferred Stock, and warrants to purchase 2,872,300 shares of the Company's common stock for aggregate proceeds of

                      MCE COMPANIES, INC. AND SUBSIDIARIES

$7,500,000. The proceeds were allocated to the subordinated notes ($3,352,000), Series A Preferred Stock ($2,758,000) and warrants ($1,400,000) based on the instruments' fair values.

     In 1999, in connection with the purchase of DML, the Company issued subordinated notes with a face amount of $4,000,000 and warrants to purchase 1,313,000 shares of the Company's common stock subject to certain reductions described below for aggregate proceeds of $4,000,000. The proceeds were allocated to the subordinated notes ($2,030,000) and warrants ($1,970,000) based on the respective instruments' fair value.

     The discounts on the Series A and Series B subordinated notes will be accreted using the interest method over the five-year life of the notes.

REDEEMABLE WARRANTS

     At June 30, 2000, the Company had reserved 1,034,000 shares that are issuable under the terms of the warrants. These warrants contain a put option allowing the holder to sell the warrants to the Company at the greater of the fair value of the underlying Company's common stock or an amount based on a multiple of cash flow (as defined in the agreement) (the "Redeemable Warrants"). The Redeemable Warrants have an exercise price of $0.0001 per share, are exercisable at any time after July 2001 or the occurrence of specified events, including an initial public offering, and will expire generally in 2007. The Redeemable Warrants have been classified as liabilities in the accompanying balance sheets since they give the holder a choice of settlement in either cash or common stock. Increases or decreases in the fair value of the Redeemable Warrants are recorded as increases or decreases in the liability and charged to earnings in the period of change. The Redeemable Warrants are redeemable by the holders for cash upon a change of control, a sale of substantially all assets or an initial public offering for the greater of the fair value of the underlying Company's common stock or an amount based on a multiple of cash flows (as defined in the agreement).

CONVERTIBLE WARRANTS

  Series A

     In October 1997, the Company and the holder of certain Redeemable Warrants to purchase 1,838,300 shares of the Company's common stock agreed to eliminate the holder's right to put the warrants to the Company for cash. The warrants, as amended (the "Series A Convertible Warrants"), were valued at their fair value, $4,582,000, on the date of amendment. The Series A Convertible Warrants have an exercise price of $0.0001 per share, are exercisable at any time after July 2001 or the occurrence of specified events, including an initial public offering, and will expire generally in 2007. Under the terms of the Series A Convertible Warrants, effective July 2002, the number of the Company's common shares issuable increases each quarter by 0.32% of the number of common shares then outstanding. The Series A Convertible Warrants are redeemable by the holders for cash upon a change of control, a sale of substantially all assets or an initial public offering for the greater of the fair value of the underlying Company's common stock or an amount based on a multiple of cash flows (as defined in the agreement).

  Series B

     In connection with the purchase of DML in July 1999, the Company issued Series B subordinated notes and Series B convertible warrants to purchase 1,313,000 of the Company's common stock (the "Series B Convertible Warrants"). The Series B Convertible Warrants were

                      MCE COMPANIES, INC. AND SUBSIDIARIES
valued at $1,970,000. The Series B Convertible Warrants have an exercise price of $0.0001 per share, are exercisable at any time after July 2004 or the occurrence of specified events, including an initial public offering, and will expire generally in 2009. The Series B Convertible Warrants are redeemable by the holders for cash upon a change of control, a sale of substantially all assets or an initial public offering for the greater of the fair value of the underlying Company's common stock or an amount based on a multiple of cash flows (as defined in the agreement). The Series B Convertible Warrants include a provision which reduces the Company's shares from 1,313,000 to 904,900 if the Company completes certain transactions, including an initial public offering, as defined in the agreements, by July 2001.

PREFERRED STOCK

     In 1996, in connection with an acquisition, the Company issued 4,000 shares of Series A redeemable preferred stock (the "Series A Preferred Stock") with a face value of $4,000,000 and an assigned value of $2,758,000. The Series A Preferred Stock originally required annual dividend payments of 8% and a redemption in July 2002. The $1,242,000 related discount is being accreted as a charge to retained earnings (which reduces income available to common shareholders for earnings per share calculations) through July 2002 using the interest method. In October 1998, the Company and the holders of the Series A Preferred Stock agreed to increase the stated annual dividend payment to 16% effective July 2002 and to eliminate the mandatory redemption requirement except upon a change of control, a sale of substantially all assets or an initial public offering.

5. INCOME TAXES

     Deferred taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1998 and 1999 are as follows (in thousands):

                                                               1998       1999
                                                              -------    -------
Deferred tax assets:
  Accrued pension benefits..................................  $   350    $   289
  Compensation accrual......................................      719        865
  Warranty accrual..........................................      208        111
  Accrued other liabilities.................................      184        187
  Inventory.................................................      901        293
  Restructuring accrual.....................................       --        123
  Net operating loss carryforwards..........................       --        554
  Other.....................................................       40         40
                                                              -------    -------
Total deferred tax assets...................................    2,402      2,462
Deferred tax liabilities:
  Intangible assets.........................................    4,018      3,521
  Depreciation..............................................      660        616
  Other.....................................................       67         85
                                                              -------    -------
Total deferred tax liabilities..............................    4,745      4,222
                                                              -------    -------
Net deferred tax liability..................................  $(2,343)   $(1,760)
                                                              =======    =======

                      MCE COMPANIES, INC. AND SUBSIDIARIES

     Components of the provisions for income taxes are as follows (in thousands):

                                                           1997      1998     1999
                                                          ------    ------    -----
Current payable (benefit):
  Federal...............................................  $3,338    $1,057    $(680)
  State.................................................     644       232       82
                                                          ------    ------    -----
                                                           3,982     1,289     (598)
                                                          ------    ------    -----
Deferred expense (credit):
  Federal...............................................    (478)     (358)      23
  State.................................................     (69)     (108)      55
  Foreign...............................................      --        --     (314)
                                                          ------    ------    -----
                                                            (547)     (466)    (236)
                                                          ------    ------    -----
                                                          $3,435    $  823    $(834)
                                                          ======    ======    =====

     The Company paid income taxes of $3,832,000, $2,876,000 and $1,042,000 in 1997, 1998 and 1999, respectively.

     The Company's provision for income taxes differed from the amount computed by applying the statutory income tax rate to income as follows (in thousands):

                                                           1997      1998      1999
                                                          ------    -------    -----
Computed at the federal statutory rate of 34%...........  $  843    $(1,235)   $(927)
Goodwill amortization...................................      --        208      304
Redeemable warrant expense..............................   2,122         --       85
In-process research and development.....................      --      2,040       --
Foreign sales corporation...............................      --       (224)    (134)
State income tax, net of federal tax benefits...........     368        153     (313)
Other...................................................     102       (119)     151
                                                          ------    -------    -----
                                                          $3,435    $   823    $(834)
                                                          ======    =======    =====

     Tax loss carryforwards with a value of approximately $213,000 generated by DML have no expiration date. State tax loss carryforwards of $341,000 expire in 2006.

6. DEFINED BENEFIT PENSION PLAN

     The Company has an obligation under a defined benefit pension plan, which existed before the date of the acquisition of its subsidiary in Whippany, New Jersey and covers

                      MCE COMPANIES, INC. AND SUBSIDIARIES
certain of its employees. The participants and benefits of the plan were frozen in 1993. The plan assets are invested in equity and fixed income funds.

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1998       1999
                                                              -------    ------
                                                               (IN THOUSANDS)
Change in benefit obligation:
Benefit obligation at beginning of year.....................  $ 1,852    $2,015
  Interest cost.............................................      132       135
  Actuarial loss (gain).....................................      137      (216)
  Benefits paid.............................................     (106)      (93)
                                                              -------    ------
Benefit obligation at end of year...........................  $ 2,015    $1,841
                                                              =======    ======
Change in plan assets:
Fair value of plan assets at beginning of year..............  $   643    $  934
  Actual return on plan assets..............................       76        19
  Company contributions.....................................      321       200
  Benefits paid.............................................     (106)      (93)
                                                              -------    ------
Fair value of plan assets at end of year....................  $   934    $1,060
                                                              =======    ======

Funded status of the plan (under-funded)....................  $(1,081)   $ (781)
  Unrecognized net actuarial loss...........................      216        66
                                                              -------    ------
Accrued benefit cost........................................  $  (865)   $ (715)
                                                              =======    ======
Amounts recognized for pension benefits in the consolidated
  balance sheets consist of:
  Pension liability.........................................  $(1,081)   $ (781)
  Accumulated other comprehensive income (pretax)...........      216        66
                                                              -------    ------
Net amount recognized.......................................  $  (865)   $ (715)
                                                              =======    ======

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1997     1998     1999
                                                              -----    -----    -----
                                                                  (IN THOUSANDS)
Components of net periodic cost:
  Interest cost.............................................  $130     $132     $135
  Expected return on plan assets............................   (47)     (73)     (85)
                                                              ----     ----     ----
Benefit cost................................................  $ 83     $ 59     $ 50
                                                              ====     ====     ====

     The discount rate used in determining the actuarial present value of the projected benefit obligation was 6.75% and 7.75% as of December 31, 1998 and 1999, respectively. The expected long term rate of return on assets used in determining the pension expense was 9%.

401(K) PLANS

     The Company maintains 401(k) plans for the benefit of substantially all employees. The Company matches up to 7% of the employees' compensation, as defined. The Company contributed $703,000, $743,000 and $924,000 in 1997, 1998 and 1999, respectively. The

                      MCE COMPANIES, INC. AND SUBSIDIARIES
employees of Metelics were part of a separate 401(k) plan for which the Company contributed $85,000 in 1998. In early 1999, the Metelics plan was merged into the Company's 401(k) plan.

MANAGEMENT INCENTIVE PROGRAM

     The Company has implemented a Net Worth Appreciation Reward Program ("NWARP") to reward certain members of management for achieving certain long term growth goals of the Company. Cash awards under these plans vest beginning five years from their inception (1999-2001).

     Management may be granted awards if accumulated measurement goals are subsequently met. The Company records compensation expense for the NWARP in the period awarded.

     The Company expensed approximately $585,000, $268,000 and $185,000 under the terms of these plans as of December 31, 1997, 1998 and 1999, respectively.

     Effective January 1, 2000, the Company's management elected to cease future awards under the NWARP.

7. LEASES

     The Company leases buildings under various operating leases, which expire through June 2004. Future rent under non-cancelable building operating leases is as follows as of December 31, 1999 (in thousands):

2000........................................................  $  825
2001........................................................     810
2002........................................................     619
2003........................................................     439
2004........................................................     443
Thereafter..................................................   2,792
                                                              ------
                                                              $5,928
                                                              ======

     Rent expense was approximately $839,000, $1,003,000 and $1,016,000 in 1997,
1998 and 1999, respectively.

8. COMMITMENTS AND CONTINGENCIES

     As a result of liabilities assumed by KDI/Triangle Corporation ("KDI") in connection with the acquisition of the KDI business in 1996, KDI is named as a potentially responsible party liable for cleanup of two known environmental matters. While federal law does provide for joint and several liability on each responsible party, the Company's share of the total waste which may have been disposed of at the site is relatively small and, in most such situations, government agencies and courts have imposed liability in an amount reasonably related to the amount of waste contributed by a party. KDI is negotiating with the EPA and New Jersey Department of Environmental Protection to resolve its financial responsibility for these matters. Based on analysis and information provided by consultants and attorneys, the Company has provided reserves of $305,000 to cover estimated future costs related to these matters. The Company does not believe the above matter will have a material adverse effect on its consolidated financial position or results of operations or cash flows.

                      MCE COMPANIES, INC. AND SUBSIDIARIES

     With the exception of these actions, the Company is not a party to any material legal proceedings. However, the Company may from time to time become a party to various legal proceedings arising in the ordinary course of its business.

9. 1996 STOCK OPTION PLAN

     In October 1996, the Company's board of directors established the 1996 Stock Option Plan which provides for granting options to acquire up to 2,209,400 shares of common stock.

     In December 1996, the Company granted an option to acquire 1,104,700 shares of common stock with an exercise price of $0.649 per share under the terms of the 1996 Stock Option Plan. The option expires in December 2001. The exercise price of the shares under the option was equal to 110% of the estimated fair value of the Company's common stock on the date of grant. The option vests and becomes exercisable only in the event that specified rates of return on investments are achieved by the Company's shareholders through certain events including an initial public offering. As such, the stock option was not exercisable at any time through or at June 30, 2000.

     The Company has elected to follow APB 25 Accounting for Stock Issued to Employees and related interpretations in accounting for its employee stock awards. As such, the Company will record compensation expense for the above stock option based on the difference between its exercise price and the fair market value of the Company's common stock on the date the option becomes exercisable.

     Pro forma information regarding net income and earnings per share is required by Statement No. 123, as if the Company had accounted for its employee stock options under the fair value method. The 1997, 1998 and 1999 pro forma information regarding net income and earnings per share required by Statement No. 123 does not differ from reported amounts, as there was no stock option activity during such years.

     Effective July 20, 2000, the Company's board of directors amended the 1996 Stock Option Plan to provide that the total amount of common stock on which options may be granted shall not exceed 1,104,700 shares. Thus, no additional options are available for grant under the 1996 Stock Option Plan.

10. FINANCIAL INSTRUMENTS AND NONCASH TRANSACTIONS

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable. Direct sales to Lucent for 1997, 1998 and 1999 approximated 32.9%, 19.7% and 14.6%, respectively, of total net sales. For the six months ended June 30, 1999 and 2000, direct sales to Lucent approximated 17.2% (unaudited) and 15.8% (unaudited), respectively, of total net sales. Direct sales to Ericsson for 1999 and for the six months ended June 30, 2000 approximated 7.1% (unaudited) and 9.0% (unaudited), respectively, of total net sales.

                      MCE COMPANIES, INC. AND SUBSIDIARIES

     Sales to customers by geographic area are as follows:

                                                                           SIX MONTHS
                                                       YEAR ENDED            ENDED
                                                      DECEMBER 31,          JUNE 30,
                                                  --------------------    ------------
                                                  1997    1998    1999    1999    2000
                                                  ----    ----    ----    ----    ----
                                                                          (UNAUDITED)
United States...................................   79%     79%     69%     78%     66%
Europe..........................................   12%     14%     22%     14%     26%
Asia............................................    7%      4%      6%      5%      5%
Other...........................................    2%      3%      3%      3%      3%

     Customers with accounts receivable in excess of 10% of total accounts receivable are as follows (in thousands):

                                                                      PERCENT OF
                                                               TOTAL ACCOUNTS RECEIVABLE
                                                              ---------------------------
                                                              DECEMBER 31,
                                                              ------------     JUNE 30,
                                                              1998    1999       2000
                                                              ----    ----     --------
                                                                              (UNAUDITED)
Lucent......................................................  21.3%   9.9%        7.6%
Ericsson....................................................  0.2     14.3        8.6
Motorola....................................................  11.6    2.6         1.2

     The Company does not require collateral or other security from its customers.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash, the amount due under the line of credit, redeemable warrants and debt approximate their fair values. The fair values of the Company's long term debt are estimated based on current incremental borrowing rates for similar types of borrowing arrangements.

NONCASH TRANSACTIONS

     The following sets forth noncash financing and investing activities (in thousands):

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1998
                                                              -----------------
Issuance of common stock as partial consideration for the
  acquisition of Metelics...................................       $5,043
                                                                   ------

     There were no noncash activities in the years ended December 31, 1997 and 1999 and for the six months ended June 30, 1999 and 2000.

                      MCE COMPANIES, INC. AND SUBSIDIARIES

11. EARNINGS PER SHARE

     Historical basic and diluted income (loss) per share (in thousands, except share and per share data):

                                                                                  SIX MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,                JUNE 30,
                                        ------------------------------------   -----------------------
                                           1997         1998         1999         1999         2000
                                        ----------   ----------   ----------   ----------   ----------
                                                                                     (UNAUDITED)
Numerator
  Net income (loss)...................  $     (955)  $   (4,457)  $   (1,891)  $      271   $     (130)
  Series A preferred stock dividend...        (320)        (320)        (320)        (160)        (160)
  Accretion of discount on preferred
    stock.............................        (225)        (243)        (263)        (129)        (139)
                                        ----------   ----------   ----------   ----------   ----------
Numerator for basic and diluted income
  (loss) per share -- income (loss)
  available to common shareholders....  $   (1,500)  $   (5,020)  $   (2,474)  $      (18)  $     (429)
                                        ==========   ==========   ==========   ==========   ==========
Denominator for basic and diluted
  income (loss) per share
  Weighted average shares.............  19,300,600   20,644,200   20,946,100   20,921,700   21,031,800
                                        ==========   ==========   ==========   ==========   ==========
Basic and diluted income (loss) per
  share...............................  $    (0.08)  $    (0.24)  $    (0.12)  $    (0.00)  $    (0.02)
                                        ==========   ==========   ==========   ==========   ==========

     The stock option granted in 1996 and outstanding through June 30, 2000 for the purchase of 1,104,700 shares of common stock (Note 10) has been excluded from the above weighted average shares since its exercisability is contingent upon the Company completing a private sale, public offering, merger or share exchange.

     The warrants outstanding in 1997, 1998 and 1999 and the six months ended June 30, 1999 and 2000 are excluded from the diluted loss per share, as they are anti-dilutive.

                      MCE COMPANIES, INC. AND SUBSIDIARIES

     The following table sets forth the calculation of pro forma loss available to common shareholders as if the initial public offering occurred as of the first day of the period presented (in thousands, except for share and per share data) (unaudited):


                                                               YEAR ENDED    SIX MONTHS ENDED
                                                              DECEMBER 31,       JUNE 30,
                                                                  1999             2000
                                                              ------------   ----------------
                                                                               (UNAUDITED)
Numerator:
  Net loss..................................................  $    (1,891)     $      (130)
  Redeemable warrant charge.................................      (10,153)          (8,241)
  Stock option charge.......................................      (14,749)         (14,749)
  Early extinguishment of debt..............................       (2,218)          (1,993)
  Impact on taxes of the above adjustments..................        4,244            4,244
                                                              -----------      -----------
  Pro forma net loss........................................      (24,766)         (20,868)
  Accretion of discount on preferred stock upon
     conversion.............................................         (690)            (427)
                                                              -----------      -----------
Net loss available to common shareholders...................  $   (25,456)     $   (21,295)
                                                              ===========      ===========
Denominator:
  Historical weighted average shares........................   20,946,100       21,031,800
  Shares used in public offering to repay debt, redeem
     preferred stock and redeem warrants....................    6,319,400        6,896,400
                                                              -----------      -----------
  Pro forma weighted average shares.........................   27,265,500       27,928,200
                                                              ===========      ===========
Pro forma basic and diluted income (loss) per share.........  $     (0.93)     $     (0.76)
                                                              ===========      ===========


     The redeemable warrant charge reflects the charge to earnings for the increase in the fair value of the Redeemable Warrants coinciding with this offering. The stock option charge represents the number of shares exercisable upon completion of the initial public offering of 1,104,700 at the difference between the exercise price of $0.649 per share and the Company's assumed initial public offering price of $14.00 per share. The early extinguishment of debt represents the elimination of the unamortized discount on the series A and series B subordinate debt and the elimination of the deferred financing costs on the debt which will be paid off with the proceeds from the initial public offering. The accretion of the preferred stock reflects the accretion of the remaining discount upon the mandatory redemption of the preferred stock upon completion of the initial public offering.


     The pro forma weighted average share information assumes the issuance of shares of common stock by the Company in connection with this offering sufficient to repay outstanding debt, redeem the Series A Preferred Stock and redeem the Redeemable Warrants and the Convertible Warrants.


     The options outstanding under the 1996 Stock Option Plan and the 2000 stock incentive plan have been excluded from the pro forma weighted average shares, as they are anti-dilutive.

                      MCE COMPANIES, INC. AND SUBSIDIARIES

12. SALE OF INSTRUMENT PRODUCT LINE

     In November 1997, the Company sold assets and manufacturing rights related to certain Instrument Products ("Products") for a cash payment of $419,000 and future royalty fees for Product sales. The royalty agreement requires a minimum aggregated royalty equal to $400,000 over the next five years. At December 31, 1998 and 1999, the net present value of the note receivable related to the minimum royalty payments, which is included in other assets, was $164,000 and $96,000, respectively. At December 31, 1999, the current portion of the note receivable was $80,000 and was included in other accounts receivable. The Company recognized a gain of $266,000 on the sale in 1997, which is included in "Other expense (income)" in the accompanying statement of operations. Net sales and the gross margin on products for 1997 were $2,461,000 and $1,449,000, respectively.

13. REPORTING FOR BUSINESS SEGMENTS

     Statement of Financial Accounting Standards No. 131 (Statement No. 131), "Disclosures about Segments of an Enterprise and Related Information", requires public enterprises to present specific segment information according to how management internally evaluates the operating performance of its business units. The Company's management evaluates the operating performance of its business units individually. However, under the aggregation criteria of Statement No. 131, the Company will continue to report as a single segment.

     Revenue (all to unaffiliated customers) and income amounts for each of the three years ended December 31, 1999, and identifiable assets at the end of each year, were as follows from the United States and the United Kingdom operations (in thousands):

                                      YEARS ENDED DECEMBER 31,
                                    -----------------------------    SIX MONTHS ENDED
                                     1997       1998       1999       JUNE 30, 2000
                                    -------    -------    -------    ----------------
                                                                       (UNAUDITED)
Net sales:
  United States...................  $65,418    $61,764    $57,800        $37,452
  United Kingdom..................       --         --      6,847          8,689
Operating profit:
  United States...................    9,896     (1,609)       399          4,779
  United Kingdom..................       --         --        329            653
Income (loss) before income taxes:
  United States...................    2,480     (3,634)    (2,633)         1,224
  United Kingdom..................       --         --        (92)           (47)
Assets:
  United States...................   34,438     59,460     56,252         61,457
  United Kingdom..................       --         --     13,729         17,341

14. RESTRUCTURING AND IMPAIRMENT

     In the fourth quarter of 1999, the Company adopted a restructuring plan to streamline its Whippany, New Jersey operation and improve future operating performance. Product line profit trends indicated that several component products manufactured at the facility were not achieving satisfactory financial results. In addition, as a result of management conducting a strategic analysis of the products in question, the Company concluded that these products would not be manufactured in sufficient quantities to support a competitive position in the

                      MCE COMPANIES, INC. AND SUBSIDIARIES
marketplace. As a result, the Company decided to focus its resources at the Whippany operation on products with a stronger competitive position and growth outlook. The major elements of the restructuring plan included creating a separate operating plan for the resistor products with dedicated management resources, a reduction in the number of products at the location, the closing of a leased satellite production facility and a work force reduction of approximately 35% of the personnel at the Whippany operation. The work force reduction of 76 positions represent 65 production personnel and 11 administration personnel. In accordance with FASB Statement No. 112, the cost of the employee terminations have been recorded pursuant to the Company's pre-existing severance policy which provides for post employment termination benefits based upon an individual's job classification and years of service with the Company. The aggregate cost for the implementation of the restructuring plan charged to the statement of operations during the fourth quarter of 1999 was as follows (in thousands):


Severance...................................................  $  444
Exit cost of facility.......................................     316
Impairment of equipment and leasehold improvements..........     127
                                                              ------
Restructuring and impairment................................     887
Inventory write-off.........................................   1,808
                                                              ------
                                                              $2,695
                                                              ======

     That portion of the aggregate restructuring costs related to the write down to fair value of various inventory products withdrawn from active sale due to the adopted product rationalization plan has been reflected as a component of cost of products sold in 1999. In 1999, revenue on the products discontinued approximated $2.5 million (unaudited) in 1999.

     At December 31, 1999, the Company had made $62,000 of payments against the restructuring reserve leaving a remaining accrual of $698,000 of which $316,000 is included in "Other accrued expenses" and $382,000 is included in "Accrued compensation and other benefits" in the accompanying balance sheet.

     During the six month period ended June 30, 2000, the Company applied $175,000 (unaudited) of payments against the restructuring reserve leaving a remaining accrual of $523,000 (unaudited) of which $237,000 (unaudited) is included in "Other accrued expenses" in the accompanying balance sheet and $286,000 (unaudited) is included in "Accrued compensation and other benefits" in the accompanying balance sheet. As of June 30, 2000, the Company had achieved significant progress on the planned work force reduction which it expects to complete in the first quarter of 2001.

15. SUBSEQUENT EVENTS (UNAUDITED)

INITIAL PUBLIC OFFERING

     In July 2000, the Company's board of directors approved the filing of a Registration Statement with the Securities and Exchange Commission permitting the Company to sell Common Stock to the public. Prior to completion of the initial public offering, the Company's Articles of Incorporation will be amended to authorize 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock.

                      MCE COMPANIES, INC. AND SUBSIDIARIES

STOCK DIVIDEND

     In July 2000, the Company's board of directors approved a stock dividend of 99 shares of common stock for every one share of outstanding common stock. This stock dividend will be effected prior to the date of this offering. All shares and per share amounts in these financial statements have been adjusted to give effect to this stock dividend.

2000 STOCK INCENTIVE PLAN

     The Company's 2000 stock incentive plan was adopted by the Company's board of directors in July 2000 and approved by the shareholders in August 2000 and will become effective upon consummation of this offering. The aggregate number of shares of common stock reserved for issuance under the 2000 stock incentive plan is 6,600,000 shares. The Company anticipates that options will be granted to acquire an aggregate of approximately 3,650,000 shares of common stock to substantially all of the full-time employees and the five non-employee directors effective upon the consummation of this offering at an exercise price equal to the initial public offering price.

     Options granted under the 2000 stock incentive plan may be either options intended to qualify as incentive stock options under the Internal Revenue Code, or non-qualified stock options. The 2000 stock incentive plan also permits the granting of stock appreciation rights in connection with the grant of stock options, and the grant of restricted stock awards, performance shares and annual incentive awards. Stock options and stock awards may be granted under the 2000 stock incentive plan to all employees and non-employee directors and consultants to MCE Companies, or of any present or future subsidiary or parent of MCE Companies.

     The Company's compensation committee administers the 2000 stock incentive plan. The compensation committee has the authority to determine exercise prices applicable to the option, the eligible employees, directors and consultants to whom options may be granted, the number of shares of common stock subject to each option and the extent to which options may be exercisable. The compensation committee also has the authority to determine the recipients and the terms of grants of stock appreciation rights, restricted stock awards, performance share awards and annual incentive awards under the 2000 stock incentive plan.


PRO FORMA SHAREHOLDERS' EQUITY



     The Pro Forma Shareholders' Equity as of June 30, 2000 reflects the following:



     - the redemption of the Redeemable Warrants and the $8.2 million increase to accumulated deficit for the increase in the fair value of the Redeemable Warrants coinciding with this offering;



     - the redemption of the Series A Preferred Stock and the related increase to accumulated deficit for the accretion of the Series A Preferred Stock of $288,000, and



     - the redemption of the Series A Convertible Warrants and the Series B Convertible Warrants at fair value and the related decrease to paid in capital of $29.2 million.

Background Photo

                                      MCE
                             COMPANIES, INC. (LOGO)

                 Inmet (Logo)                                 Metelics (Logo)

                  DML (Logo)                                  Weinschel (Logo)

                                     KDI/Triangle (Logo)

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.
                             ---------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Prospectus Summary......................    3
Risk Factors............................    8
Forward-Looking Statements..............   17
Use of Proceeds.........................   18
Dividend Policy.........................   19
Capitalization..........................   20
Dilution................................   22
Selected Consolidated Financial Data....   24
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   27
Business................................   38
Management..............................   54
Certain Transactions....................   62
Principal Shareholders and Selling
  Warrantholders........................   63
Description of Capital Stock............   66
Shares Eligible for Future Sale.........   69
Underwriting............................   71
Legal Matters...........................   73
Experts.................................   73
Where You Can Find Additional
  Information...........................   74
Index to Consolidated Financial
  Statements............................  F-1

UNTIL           , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
THAT BUY, SELL OR TRADE IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

[MCE COMPANIES, INC. LOGO]
8,777,200 SHARES

COMMON STOCK
DEUTSCHE BANC ALEX. BROWN
BANC OF AMERICA SECURITIES LLC
CIBC WORLD MARKETS
PROSPECTUS
               , 2000

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered.

SEC Registration Fee........................................  $   39,972
NASD Fee....................................................      15,641
Nasdaq National Market Listing Fee..........................      95,000
Printing and Engraving Expenses.............................     150,000
Legal Fees and Expenses.....................................     325,000
Accounting Fees and Expenses................................     325,000
Blue Sky Fees and Expenses..................................      15,000
Transfer Agent and Registrar Fees and Expenses..............       3,500
Miscellaneous...............................................      30,887
                                                              ----------
          Total.............................................  $1,000,000
                                                              ==========

------------
* To be filed by amendment

     The registrant will bear all of the expenses shown above.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 561 through 571 of the Michigan Business Corporation Act provide for indemnification of directors and officers acting in good faith and in a manner they reasonably believe to be in, or not opposed to, the best interest of a company or its shareholders (and, with respect to a criminal proceeding, if they have no reasonable cause to believe their conduct to be unlawful). This indemnification may be made against:

          (a) expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding (other than an action by, or in the right of, the company) arising by reason of the fact that they were serving as a director, officer, employee or agent of the Registrant (or some other entity at the Registrant's request), and

          (b) expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action or suit by, or in the right of, the company.

     A director or officer is not entitled to indemnification if the director or officer is found liable to the company and an appropriate court determines that he or she is not otherwise fairly and reasonably entitled to indemnification.

     The Michigan Business Corporation Act requires indemnification for expenses to the extent that a director or officer is successful in defending against any such action, suit or proceeding. The Michigan Business Corporation Act requires in general that the indemnification provided for in (a) and (b) above be made only on a determination by a majority vote of a quorum of the board of directors comprised of members who were not parties to or threatened to be made parties to such action. In certain circumstances, the Michigan Business Corporation Act further permits advances to cover such expenses before a final determination that indemnification is permissible, upon receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the applicable standard of conduct set forth in the Michigan Business Corporation Act, and (2) a written undertaking by or on behalf of the director or officer to repay such amounts unless it shall ultimately be determined that he or she is entitled to indemnification and a determination that the facts then known to those making the advance would not preclude indemnification. The Registrant's articles of incorporation provide the same indemnification rights as the Michigan Business Corporation Act.



     The Registrant's articles of incorporation and bylaws provide that the Registrant will indemnify its directors and officers to the fullest extent authorized by Michigan law against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the registrant.



     The Registrant's articles of incorporation provide that no director shall be personally liable to the registrant or its shareholders for damages for any action taken or any failure to take action. However, a director or officer will remain liable for (a) the amount of a financial benefit received by a director or officer to which he or she is not entitled, (b) intentional infliction of harm on the corporation or its shareholders, (c) other violations of the Michigan Business Corporation Act, or (d) an intentional violation of criminal law.



     The Michigan Business Corporation Act permits the Registrant to purchase insurance on behalf of its directors and officers against liabilities arising out of their positions with us, whether or not such liabilities would be within the indemnification provisions of the Michigan Business Corporation Act. Under an insurance policy maintained by the Registrant, the directors and officers of the Registrant are insured, within the limits and subject to the limitations of the policy, against (a) their expenses in connection with the defense of claims, actions, suits or proceedings brought against them by reason of being or having served as directors and officers of the Registrant and of certain other entities, and (b) liabilities which might be imposed as a result of these claims, actions, suits or proceedings.



     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers and directors pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.



     The Underwriting Agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the Form of Underwriting Agreement filed as
Exhibit 1.1 hereto.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

  Stock Dividend


     The Registrant will effect a 99-for-one stock dividend of its common stock in the form of a stock dividend of 99 shares of common stock to be paid on each share of common stock outstanding immediately prior to this offering. In connection with such stock dividend, the Registrant will issue to its shareholders of record immediately prior to this offering an aggregate of 20,889,475 shares of common stock. All common share and per share amounts herein have been adjusted to reflect the stock dividend.


  Sale of Securities


     In the three years preceding the filing of this Registration Statement, the Registrant has issued the following securities that were not registered under the Securities Act:



          (a) In December 1997, the registrant issued an aggregate of 33,400 shares of common stock, at a purchase price of approximately $3.07 per share to four new employees of the

     Registrant. The sales of shares to the four individuals were undertaken in compliance with the registration exemption provided by Section 4(2) of the Securities Act.



          (b) In March 1998, the Registrant issued an aggregate of 1,636,400 shares of common stock to the 20 former shareholders of Metelics, which was valued by negotiation to equal approximately $3.07 per share pursuant to an acquisition agreement. This issuance was effected pursuant to the registration exemption afforded by Regulation D and/or Section 4(2) of the Securities Act.



          (c) In May 1999, the Registrant issued an aggregate of 61,000 shares of common stock, at a purchase price of approximate $2.76 per share, to 9 employees of the Registrant. This issuance was effected pursuant to the registration exemption afforded by Section 4(2) of the Securities Act.



          (d) In July 1999, the Registrant issued to National City Capital Corporation, Great Lakes Capital Investments I, LLC and Rocky Mountain Mezzanine Fund II, LP (1) senior subordinated debt in the aggregate principal amount of $4.0 million due July 2004, with the principal amount of $2,176,000, $384,000 and $1,440,000 issued to National City Capital Corporation, Great Lakes Capital Investment and Rocky Mountain Mezzanine Fund, respectively, and (2) warrants to purchase an aggregate of 904,900 shares of common stock for an aggregate purchase price of $90.49, with warrants for 492,266 shares issued to National City Capital Corporation, 86,870 shares issued to Great Lakes Capital Investment and 325,764 shares issued to Rocky Mountain Mezzanine Fund (provided that these warrants are exercisable for additional shares if this offering does not occur by July 28, 2001). The issuance of this senior subordinated debt and these warrants was effected pursuant to a written agreement. This issuance was effected pursuant to the registration exemption afforded by Section 4(2) of the Securities Act.



          (e) In March 2000, the Registrant issued an aggregate of 80,700 shares of common stock, at a purchase price of approximately $2.76 per share, to 13 employees of the Registrant. This issuance was effected pursuant to the registration exemption afforded by Regulation D and/or Section 4(2) of the Securities Act.



          (f) In April 2000, the Registrant issued an aggregate of 49,800 shares of common stock, at a purchase price of approximately $2.90 per share, to 7 employees of the Registrant. This issuance was effected pursuant to the registration exemption afforded by Regulation D and/or Section 4(2) of the Securities Act.


     No underwriters were involved in the foregoing sales of securities. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

ITEM 16.  EXHIBITS

     (A) EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following exhibits are filed with this Registration Statement:


EXHIBIT
 NUMBER                            DESCRIPTION
-------                            -----------
 1.1       Form of Underwriting Agreement.
 2.1*      Asset Purchase Agreement, dated as of May 31, 1996, among
           KDI/Triangle Corporation, the Registrant, KDI D/H
           Corporation and KDI/triangle Electronics, Inc., as amended by Amendment No. 1, dated as of June 28, 1996, Amendment No.
           2, dated as of July 12, 1996, Amendment No. 3, dated as of
           July 19, 1996, and Amendment No. 4, dated as of August 1,
           1996 (the Registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request).

EXHIBIT
 NUMBER                            DESCRIPTION
-------                            -----------
 2.2*      Settlement Agreement with Releases, dated June 18, 1997,
           among the Registrant, KDI/Triangle Corporation, KDI D/H
           Corporation and IDK TRI-EL Corp. (formerly known as
           KDI/triangle Electronics, Inc.) (involving Asset Purchase
           Agreement, dated May 31, 1996).
 2.3*      Agreement and Plan of Merger, dated as of March 16, 1998,
           among the Registrant, MCE Acquisition No. 1, Inc. and
           Metelics Corporation (the Registrant agrees to furnish
           supplementally a copy of any omitted schedule to the
           Commission upon request).
 2.4*      Agreement, dated June 29, 1999, among Densitron
           International PLC, DML Microwave Limited (now known as MCE
           Microwave Limited) and the Registrant.
 3.1#      Articles of Incorporation of the Registrant, as amended.
 3.2#      Form of Restated Articles of Incorporation of the
           Registrant.
 3.3*      Bylaws of the Registrant, as amended.
 3.4#      Form of Restated Bylaws of the Registrant.
 4.1#      Specimen Stock Certificate representing the Common Stock.
 4.2*      Credit Agreement, dated as of July 29, 1999, by and among
           the Banks signatory thereto, Comerica Bank, as the Agent for the Banks, and the Registrant, as amended by Amendment No.
           1, dated as of September 30, 1999, and Amendment No. 2,
           dated as of December 31, 1999.
 4.3*      Amended and Restated Note, Warrant and Preferred Stock
           Purchase Agreement, dated as of July 21, 2000, by and among the Registrant, National City Capital Corporation and
           Hanifen Imhoff Mezzanine Fund, L.P.
 4.4*      Senior Subordinated Note and Warrant Purchase Agreement,
           dated as of July 28, 1999, among the Registrant, Rocky
           Mountain Mezzanine Fund II, L.P., Great Lakes Capital
           Investments I, LLC, and National City Capital Corporation,
           as amended by the First Amendment thereto, dated as of July
           21, 2000.
 5.1       Opinion of Dykema Gossett PLLC regarding the validity of the securities being registered.
10.1#      MCE Companies, Inc. 1996 Stock Option Plan, as amended by
           Amendment No. 1 thereto dated as of July 20, 2000.
10.2*      Incentive Stock Option Agreement, dated as of December 10,
           1996, by and between the Registrant and John L. Smucker.
10.3#      Employment Agreement, dated as of December 30, 1996, as
           amended, by Amendment No. 1 thereto dated August 15, 2000, between the Registrant and John L. Smucker.
10.4*      Stockholder Agreement, dated as of July 23, 1996, among the
           Registrant, National City Capital Corporation, Hanifen
           Imhoff Mezzanine Fund, L.P. and the other shareholders of
           the Registrant, as amended, by the First Amendment thereto dated, as of June 30, 1998, and by the Second Amendment
           thereto dated as of July 28, 1999.
10.5*      1996 Net Worth Appreciation Reward Program (re Inmet).
10.6*      1996 Net Worth Appreciation Reward Program (re Weinschel).
10.7*      1997 Net Worth Appreciation Reward Program (re KDI).
10.8*      Promissory Note, dated November 19, 1999, issued by Inmet
           Corporation in favor of the Bank of Ann Arbor.
10.9       MCE Companies, Inc. 2000 Stock Incentive Plan.

EXHIBIT
 NUMBER                            DESCRIPTION
-------                            -----------
10.10      Severance Compensation Agreement, dated September 15, 2000, between the Registrant and John L. Smucker
10.11      Severance Compensation Agreement, dated September 15, 2000, between the Registrant and Stephen W. Shpock
10.12      Severance Compensation Agreement, dated September 15, 2000, between the Registrant and Jon E. Carlson
21.1*      Subsidiaries of the Registrant.
23.1       Consent of Ernst & Young LLP
23.2       Consent of Dykema Gossett PLLC (contained in the opinion
           filed as Exhibit 5.1 hereto).
24.1*      Powers of Attorney (see signature page).
27.1*      Financial Data Schedule.


------------

* Previously filed with initial filing of this Registration Statement.



# Previously filed with Amendment No. 1 to this Registration Statement.


     (B) FINANCIAL STATEMENT SCHEDULES

     The financial statement schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes:

          (1) to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchasers.

          (2) that for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          (3) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ann Arbor, State of Michigan on September 19, 2000.


                                          MCE COMPANIES, INC.

                                          By:       /s/ JOHN L. SMUCKER
                                            ------------------------------------
                                              John L. Smucker,
                                              President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on September 19, 2000.


                                                                              TITLE
                                                                              -----
                 /s/ JOHN L. SMUCKER                   President, Chief Executive Officer
-----------------------------------------------------    and Director (principal executive officer)
                   John L. Smucker

                 /s/ JON E. CARLSON                    Vice-President -- Finance and Treasurer
-----------------------------------------------------    (principal financial officer and principal
                   Jon E. Carlson                        accounting officer)

*                                                      Director
-----------------------------------------------------
John K. Cannon

*                                                      Director
-----------------------------------------------------
Michael J. Endres

*                                                      Director
-----------------------------------------------------
Dr. George I. Haddad

*                                                      Director
-----------------------------------------------------
David R. Meuse

*                                                      Director
-----------------------------------------------------
William H. Schecter

              *By: /s/ JOHN L. SMUCKER
  ------------------------------------------------
                  John L. Smucker,
                  Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 1.1       Form of Underwriting Agreement.
 2.1*      Asset Purchase Agreement, dated as of May 31, 1996, among
           KDI/Triangle Corporation, the Registrant, KDI D/H
           Corporation and KDI/triangle Electronics, Inc, as amended by
           Amendment No. 1, dated as of June 28, 1996, Amendment No. 2, dated as of July 12, 1996, Amendment No. 3, dated as of July
           19, 1996, and Amendment No. 4, dated as of August 1, 1996
           (the Registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request).
 2.2*      Settlement Agreement with Releases, dated June 18, 1997,
           among the Registrant, KDI/Triangle Corporation, KDI D/H
           Corporation and IDK TRI-EL Corp. (formerly known as
           KDI/triangle Electronics, Inc.) (involving Asset Purchase
           Agreement, dated May 31, 1996).
 2.3*      Agreement and Plan of Merger, dated as of March 16, 1998,
           among the Registrant, MCE Acquisition No. 1, Inc. and
           Metelics Corporation (the Registrant agrees to furnish
           supplementally a copy of any omitted schedule to the
           Commission upon request).
 2.4*      Agreement, dated June 29, 1999, among Densitron
           International PLC, DML Microwave Limited (now known as MCE
           Microwave Limited) and the Registrant.
 3.1#      Articles of Incorporation of the Registrant, as amended.
 3.2#      Form of Restated Articles of Incorporation of the
           Registrant.
 3.3*      Bylaws of the Registrant, as amended.
 3.4#      Form of Restated Bylaws of the Registrant.
 4.1#      Specimen Stock Certificate representing the Common Stock.
 4.2*      Credit Agreement, dated as of July 29, 1999, by and among
           the Banks signatory thereto, Comerica Bank, as the Agent for the Banks, and the Registrant, as amended by Amendment No.
           1, dated as of September 30, 1999, and Amendment No. 2,
           dated as of December 31, 1999.
 4.3*      Amended and Restated Note, Warrant and Preferred Stock
           Purchase Agreement, dated as of July 21, 2000, by and among the Registrant, National City Capital Corporation and
           Hanifen Imhoff Mezzanine Fund, L.P.
 4.4*      Senior Subordinated Note and Warrant Purchase Agreement,
           dated as of July 28, 1999, among the Registrant, Rocky
           Mountain Mezzanine Fund II, L.P., Great Lakes Capital
           Investments I, LLC, and National City Capital Corporation,
           as amended by the First Amendment thereto, dated as of July
           21, 2000.
 5.1       Opinion of Dykema Gossett PLLC regarding the validity of the securities being registered.
10.1#      MCE Companies, Inc. 1996 Stock Option Plan, as amended by
           Amendment No. 1 thereto dated as of July 20, 2000.
10.2*      Incentive Stock Option Agreement, dated as of December 10,
           1996, by and between the Registrant and John L. Smucker.
10.3#      Employment Agreement, dated as of December 30, 1996, as
           amended, by Amendment No. 1 thereto dated August 15, 2000, between the Registrant and John L. Smucker.

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
10.4*      Stockholder Agreement, dated as of July 23, 1996, among the
           Registrant, National City Capital Corporation, Hanifen
           Imhoff Mezzanine Fund, L.P. and the other shareholders of
           the Registrant, as amended, by the First Amendment thereto dated, as of June 30, 1998, and by the Second Amendment
           thereto dated as of July 28, 1999.
10.5*      1996 Net Worth Appreciation Reward Program (re Inmet).
10.6*      1996 Net Worth Appreciation Reward Program (re Weinschel).
10.7*      1997 Net Worth Appreciation Reward Program (re KDI).
10.8*      Promissory Note, dated November 19, 1999, issued by Inmet
           Corporation in favor the Bank of Ann Arbor.
10.9       MCE Companies, Inc. 2000 Stock Incentive Plan.
10.10      Severance Compensation Agreement, dated September 15, 2000, between the Registrant and John L. Smucker
10.11      Severance Compensation Agreement, dated September 15, 2000, between the Registrant and Stephen W. Shpock
10.12      Severance Compensation Agreement, dated September 15, 2000, between the Registrant and Jon E. Carlson
21.1*      Subsidiaries of the Registrant.
23.1       Consent of Ernst & Young LLP
23.2       Consent of Dykema Gossett PLLC (contained in the opinion
           filed as Exhibit 5.1 hereto).
24.1*      Powers of Attorney.
27.1*      Financial Data Schedule.


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* Previously filed with initial filing of this Registration Statement.



# Previously filed with Amendment No. 1 to this Registration Statement.